     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 1997

                                                      REGISTRATION NO. 333-14593

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          RIVIERA HOLDINGS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            NEVADA                          6719                        88-0296885
 (STATE OR OTHER JURISDICTION   (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
      OF INCORPORATION OR        CLASSIFICATION CODE NUMBER)      IDENTIFICATION NUMBER)
         ORGANIZATION)

                         2901 LAS VEGAS BOULEVARD SOUTH
                            LAS VEGAS, NEVADA 89109
                                 (702) 734-5110
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              WILLIAM L. WESTERMAN
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          RIVIERA HOLDINGS CORPORATION
                         2901 LAS VEGAS BOULEVARD SOUTH
                            LAS VEGAS, NEVADA 89109
                                 (702) 734-5110
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:


               FREDRIC J. KLINK                             JEFFREY M. KNETSCH
            DECHERT PRICE & RHOADS              BROWNSTEIN HYATT FARBER & STRICKLAND, P.C.
             30 ROCKEFELLER PLAZA                   410 SEVENTEENTH STREET, 22ND FLOOR
           NEW YORK, NEW YORK 10112                       DENVER, COLORADO 80202


     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 10, 1997

PROSPECTUS

                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                            ------------------------

     Of the 3,000,000 shares of Common Stock of Riviera Holdings Corporation (the "Company"), $.001 par value per share (the "Common Stock"), offered hereby, 1,750,000 shares are being sold by the Company and 1,250,000 shares are being sold by certain shareholders of the Company named herein (the "Selling Shareholders") (the "Offering"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."


     The Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "RIV." On March 4, 1997, the closing sale price of the Common Stock on the AMEX was $14.125 per share. See "Price Range of Common Stock."



      SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


 NEITHER THE NEVADA GAMING COMMISSION NOR THE NEVADA STATE GAMING CONTROL BOARD HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR THE INVESTMENT
MERITS OF THE COMMON STOCK OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS
                                   UNLAWFUL.


================================================================================================
                                             UNDERWRITING                         PROCEEDS TO
                             PRICE TO        DISCOUNTS AND      PROCEEDS TO         SELLING
                              PUBLIC        COMMISSIONS(1)      COMPANY(2)       SHAREHOLDERS
------------------------------------------------------------------------------------------------
Per Share..............  $                 $                 $                 $
Total(3)...............  $                 $                 $                 $
================================================================================================

(1) For information regarding indemnification of the Underwriters by the Company and certain compensation payable to the Representatives of the Underwriters, see "Underwriting."


(2) Before deducting expenses of the Offering, estimated at approximately $600,000, all of which will be paid by the Company.



(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total "Price to Public," "Underwriting Discounts and Commissions," and "Proceeds to Company"
    will be $          , $          and $          , respectively. See
    "Underwriting."

                            ------------------------


     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, subject to their right to reject orders in whole or in part and to certain other conditions. It is expected that delivery of certificates representing the shares of Common Stock
will be made on or about        , 1997 at the office of Ladenburg Thalmann & Co.
Inc., New York, New York.

                            ------------------------

LADENBURG THALMANN & CO. INC.                   RAYMOND JAMES & ASSOCIATES, INC.

               The date of this Prospectus is             , 1997.

[PHOTOGRAPHS AND MAPS OF THE RIVIERA AND SURROUNDING AREA AND THE PROPOSED SITE
                          OF THE BLACK HAWK PROJECT.]




















     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING MAINTAINING A MARKET IN THE COMMON STOCK ON BEHALF OF THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and the related notes appearing elsewhere in this Prospectus. In this Prospectus, the term "Company" refers to Riviera Holdings Corporation, a Nevada corporation, and its subsidiaries including Riviera Operating Corporation ("ROC"). This Prospectus contains forward-looking information that involves risks and uncertainties, and such information is subject to the assumptions set forth in connection therewith and the information contained or incorporated by reference herein. Investors should carefully consider the information set forth under the heading "Risk Factors." Unless otherwise indicated, the information in this Prospectus (i) gives effect to the Company's stock splits in November 1994 and November 1995 and (ii) does not give effect to the exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY


     Riviera Holdings Corporation owns and operates the Riviera Hotel & Casino (the "Riviera") located on the Strip in Las Vegas, Nevada. The Riviera caters to adults seeking traditional Las Vegas-style gaming and entertainment. The Riviera is situated on a 26-acre site across the Strip from Circus Circus and adjacent to the Las Vegas Hilton and the Las Vegas Convention Center. The property features approximately 2,100 hotel rooms (including 169 suites), 105,000 square feet of casino space, a 100,000 square-foot convention, meeting and banquet facility (one of the largest in Las Vegas), four full-service restaurants, a 430-seat buffet, four showrooms, a 200-seat entertainment lounge, 47 food and retail concessions and approximately 2,900 parking spaces. The casino contains approximately 1,300 slot machines, 50 gaming tables, a keno lounge and a 200-seat race and sports book. The Riviera also offers one of the most extensive entertainment programs in Las Vegas, including such popular shows as Splash(R), An Evening at La Cage(R), Crazy Girls(SM) and Bottoms Up(R) and featured comedians at the Riviera Comedy Club(SM).


     Opened in 1955, the Riviera was one of the original casino/hotels on the Las Vegas Strip catering to high stakes gamblers. Since opening, the Riviera has been expanded several times. The most recent expansion, which occurred during 1988 through 1990, resulted in significant cost overruns and ultimately contributed to the Company's predecessor filing for bankruptcy protection in 1991. In 1992 the current management team was assembled and successfully guided the Company through its emergence from bankruptcy in June 1993. As a result of the bankruptcy, all of the Common Stock and $100.0 million of First Mortgage Notes were distributed to the secured creditors of the predecessor company.


     The new management team implemented new marketing programs, which included targeting California and the southwestern United States, and initiated a number of strategic changes to reposition the Riviera, including a shift from "high-rollers" to mid-level gaming customers, particularly slot players, who seek a broader entertainment experience. Management reconfigured the casino space to improve the flow of customer traffic, installed new slot machines and bill acceptors, reduced the number of gaming tables and de-emphasized baccarat. Management also decreased the volatility of gaming revenues by reducing credit limits, outsourcing the Company's sports book and shifting to parimutuel horse wagering. Improved hotel marketing efforts have resulted in one of the highest room occupancy rates on the Strip. This repositioning of the Riviera, together with other cost saving measures, improved operating results with earnings before interest, taxes, depreciation and amortization ("EBITDA") increasing from $25.6 million in 1994 to $27.8 million in 1995 and $31.5 million in 1996, a 23.1% increase from 1994; and net earnings increasing from $4.8 million in 1994 to $6.3 million in 1995 and $8.4 million in 1996, a 76.2% increase from 1994. Furthermore, non-gaming revenues as a percentage of gross revenues increased from 50.8% in 1994 to 52.6% in 1995 and 54.6% in 1996.

BUSINESS AND GROWTH STRATEGY


     Management is pursuing a business and growth strategy which includes the following:



     Develop New Casino/Hotels. The Company intends to pursue a growth strategy by developing or acquiring casino/hotel properties in Nevada and other jurisdictions. As part of this strategy, on March 4, 1997, the Company entered into a letter of intent with Eagle Gaming, L.P. ("Eagle") to form a joint venture, Riviera Black Hawk, LLC ("RBL"), to develop a casino (the "Black Hawk Project") at what management believes is the premier gaming site in the Black Hawk/Central City, Colorado gaming market. The 71,000 square foot site, zoned entirely for gaming, is the first gaming site encountered when traveling from Denver and is approximately an hour drive from, and 40 miles west of, Denver. Approximately three million people live within a 100-mile radius of Black Hawk/Central City and casinos in the market generated gaming revenues of approximately $291 million in 1995 and $309 million in 1996.



     Current estimates for the Black Hawk Project assume a budget of approximately $55 million, including the acquisition of land and the development of what management believes will be the largest casino in Colorado, comprising a 62,000 square foot casino building. The Black Hawk Project is expected to feature 1,000 slot machines, 14 table games, a 500-space covered parking garage and entertainment and food service amenities. The Company initially will own approximately 80% of RBL, subject to Eagle's option to increase its ownership interest in RBL up to 49.9% at any time prior to the date on which RBL is licensed by the Colorado gaming authorities. In addition, the Company will enter into a management agreement with RBL that will provide for management fees based upon gross revenues and EBITDA of the casino. It is anticipated that construction of the casino will begin in the third quarter of 1997 and will be completed by the middle of 1998.



     The Black Hawk Project is subject to a number of conditions. These conditions include obtaining commitments for approximately $33 million of mortgage and equipment financing on satisfactory terms, obtaining bonded fixed-price construction and completion contracts, obtaining regulatory approvals for the Black Hawk Project and completing a development and operating agreement with Eagle. There can be no assurance that these and other conditions to the Black Hawk Project can be satisfied on terms satisfactory to the Company.



     In addition to the Black Hawk Project in Colorado, the Company plans to review and selectively acquire or develop casino/hotel properties both in Nevada and other jurisdictions.



     Manage Distressed Casino/Hotel Properties. In order to capitalize on management's experience in repositioning and managing the Riviera through the bankruptcy process, the Company formed Riviera Gaming Management, Inc. ("RGM") for the primary purpose of obtaining casino management contracts with financially distressed casino/hotels in Nevada and other jurisdictions. Since August 1996, RGM has been managing the Four Queens Hotel/Casino ("Four Queens") located adjacent to the Golden Nugget on Fremont Street in downtown Las Vegas. Under the Four Queens management contract, RGM receives a guaranteed minimum management fee plus additional compensation, based on EBITDA improvement of the Four Queens, and warrants to purchase 20% (on a fully diluted basis) of the equity of the Four Queens' parent.



     The Company believes that there is increasing demand for the services of skilled gaming and hospitality professionals. The Company intends to pursue management contracts with other financially distressed gaming properties. Management is actively reviewing and evaluating other financially troubled gaming properties in Nevada and other jurisdictions with a view towards managing properties with underlying sound business potential and in which the Company can purchase an equity interest.



     Continue to Improve Performance of the Riviera. The Riviera will continue to emphasize marketing programs that appeal to slot and mid-level table game customers with a focus on creating repeat customers and increasing walk-in traffic. Key elements of this strategy include offering a value-oriented experience by providing a variety of hotel rooms, restaurants and entertainment, with some of Las Vegas' most popular shows, all at reasonable prices. The Company is continuing an extensive capital investment program at the Riviera, including completion of the upgrade of its slot machines in the second quarter of 1997 and the refurbishment of all its hotel rooms, which will be completed in the fall of 1997. In addition, the Company is focusing its marketing to take advantage of the Riviera's location by capitalizing on the increase in walk-in traffic from the addition of 1,000 rooms across the Strip at Circus Circus and the expansions of the Las Vegas Hilton and the Las Vegas Convention Center.



     Further Develop the Riviera. The Company has engaged architects and designers to prepare an overall expansion plan (the "Master Plan") for the existing 26-acre site. The Company expects that the first phase of the Master Plan ("Phase I") will include an approximately 40,000 square foot expansion of the convention, meeting and banquet facility as well as the redevelopment of approximately 20,000 square feet of vacant space fronting the Strip across from Circus Circus to attract additional walk-in customers.



     Future phases of the Master Plan may include the development of a 60,000 square foot domed entertainment and shopping complex directly over the casino that will exit down into the casino and the development of approximately nine acres of available land with the construction of a new hotel tower, a time-share tower (which may be developed with a third party) and/or additional parking space.


     The Company's principal executive offices are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and its telephone number is (702) 734-5110.

                                  THE OFFERING

Common Stock offered by:


  The Company.......................     1,750,000 shares



  The Selling Shareholders..........     1,250,000 shares



Common Stock to be outstanding after
the Offering(1).....................     6,672,503 shares



Use of Proceeds to the Company......     To fund the investment in RBL for the
development of the Black Hawk Project and, to the extent not used for such purpose, for working capital to fund,
                                         among other things, a portion of the
                                         multi-phase expansion of the Riviera's
                                         present property.


AMEX Symbol.........................     RIV
---------------

(1) Excludes (i) 1,050,000 shares of Common Stock reserved for issuance upon the exercise of stock options under the Company's 1993 Stock Option Plan and Non-Qualified Stock Option Plan for Non-Employee Directors of which options to purchase 774,000 shares have been granted as of the date hereof, (ii) 226,620 shares reserved for issuance under the Company's Employee Stock Purchase Plan and Compensation Plan for Directors serving on the Compensation Committee and (iii) 100,000 shares of Common Stock reserved for issuance upon the exercise of warrants to be issued to Ladenburg Thalmann & Co. Inc. ("Ladenburg") if Ladenburg arranges debt financing for RBL. See "Management" and "Underwriting."

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The summary consolidated financial data set forth below has been derived from the audited consolidated financial statements of the Company for the respective periods presented and is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial and statistical data included elsewhere or incorporated in this Prospectus.



                                                                          YEARS ENDED DECEMBER 31,
                                                                    ------------------------------------
                                                                       1994         1995         1996
                                                                    ----------   ----------   ----------
                                                                           (DOLLARS IN THOUSANDS,
                                                                       EXCEPT PER SHARE AND ADR DATA)
INCOME STATEMENT DATA:
  Net revenues....................................................  $  153,921   $  151,145   $  164,409
  Income from operations..........................................      19,919       20,980       23,281
  Interest expense, net...........................................      12,254       11,304       10,413
  Net income......................................................       4,790        6,344        8,440
  Net income per share............................................  $     1.00   $     1.26   $     1.63
  Weighted average shares outstanding.............................   4,800,000    5,040,720    5,177,809
OTHER DATA:
  EBITDA(1).......................................................  $   25,593   $   27,791   $   31,493
  Cash flows from operating activities............................      16,372       16,740       18,290
  Cash flows used in investing activities.........................     (10,439)      (8,218)     (13,017)
  Cash flows used in financing activities.........................      (2,696)      (2,983)      (1,488)
  Average occupancy rate(2).......................................        97.5%        97.0%        98.2%
  Average daily room rate(ADR)....................................  $    47.51   $    54.69   $    57.09
  Number of slot machines(3)......................................       1,203        1,226        1,312
  Number of gaming tables(3)......................................          56           56           55



                                                                                AT DECEMBER 31, 1996
                                                                             ---------------------------
                                                                              ACTUAL      AS ADJUSTED(4)
                                                                             --------     --------------
BALANCE SHEET DATA:
  Cash and cash equivalents................................................  $ 25,747        $ 48,383
  Total assets.............................................................   167,665         190,301
  Long-term debt...........................................................   109,088         109,088
  Shareholders' equity.....................................................    35,251          57,887


---------------

(1) "EBITDA" consists of earnings before interest, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles ("GAAP")) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. The Company believes that EBITDA gives an indication of the cash generating capacity of the Riviera and is useful as a comparison with other industry participants.



(2) Based on available rooms.



(3) Number of licensed slot machines and gaming tables at period end.



(4) As adjusted to give effect to the sale by the Company of 1,750,000 shares of Common Stock offered hereby based on the last reported sales price of $14.125 on the AMEX on March 4, 1997 and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information and financial data set forth elsewhere in this Prospectus, the following information should be considered carefully by prospective investors in evaluating the Company, its businesses and an investment in the Common Stock.

COMPETITION


     Intense competition exists in the gaming industry, and many of the Company's competitors have significantly greater resources than the Company. The Riviera faces competition from all other casinos and hotels in the Las Vegas area, principally competitors located on or near the Las Vegas Strip. In recent months, several of the Company's direct competitors have opened new casino/hotels or have commenced or completed major expansion projects, and other casino/hotels and expansions are planned. In addition, a number of new mega-resorts on the Strip have been announced and are expected to be completed within the next two years. Expansions or enhancements of existing properties or the construction of new properties by competitors could have a material adverse effect on the Company's business.


     Management believes that the most direct competition for the Riviera comes from certain large casino/hotels located on or near the Strip which offer amenities and marketing programs similar to those offered by the Riviera. These facilities currently include Bally's Las Vegas, the Flamingo Hilton Hotel, The Frontier Hotel and Gambling Hall, Harrah's Las Vegas, The Monte Carlo Resort & Casino, the Sahara Resort & Casino, The Stardust Hotel & Casino and the Tropicana Resort & Casino. The Riviera competes on the basis of the atmosphere and excitement offered by the facility, the desirability of its location, the quality and relative value of its hotel rooms and restaurants, the quality and variety of entertainment offered, customer service, the availability of convention facilities, its marketing strategy and special marketing and promotional programs.


     Intense competition also characterizes the Black Hawk/Central City, Colorado market. Casinos generally compete on the basis of parking, location and size. There are many casinos currently operating in the Black Hawk/Central City market, including Colorado Central Station, Harveys Wagon Wheel Hotel/Casino, Gilpin Hotel Casino, Fitzgeralds Casino Black Hawk, Bullwhackers Black Hawk and Bullwhackers Central City. In addition, several new development projects and expansion plans have been announced, including construction of a casino by a joint venture between Jacobs Entertainment, Ltd. and the owner/operator of Gilpin Hotel Casino and a project under development by Bullseye Gaming of Colorado. A number of Colorado casinos have ceased operations and others have filed for protection under Chapter 11 of the United States Bankruptcy Code. Others have closed temporarily or reduced the number of their employees. The Company believes that many Colorado casinos may not be operating profitably. In Black Hawk, Anchor Gaming has announced that the construction of a new casino across from its existing property has been halted, and the joint development of a casino by Nevada Gold & Casinos Inc. and an affiliate of Caesars World Gaming Development Corporation is also currently inactive.



     The Company's Black Hawk Project may compete for customers with casinos located on Indian reservations in southwestern Colorado. In addition, the legalization of casino gaming in or near any metropolitan area, such as Denver, Colorado, from which RBL is expected to draw customers, would have a material adverse effect on RBL's business. Colorado law requires local voter approval for any expansion of limited gaming into additional locations. State and local public initiatives regarding limited gaming in Colorado are being actively pursued by many persons. Several cities within Colorado have active citizens' lobbies that were able to place gaming initiatives on recent statewide ballots. Although these initiatives failed by substantial margins, new initiatives could be introduced on future statewide ballots to allow expansion of gaming in Colorado. Future initiatives, if passed, could significantly increase the competition for gaming customers, thereby adversely affecting RBL's business in Colorado.

     The Company also competes with casinos in other states, riverboat and Native American gaming ventures, state-sponsored lotteries, on- and off-track wagering, card parlors and other forms of legalized gaming in the United States, as well as with gaming on cruise ships and international gaming operations. In addition, certain states have recently legalized or are considering legalizing casino gaming in specific geographical areas within those states. Any future development of casinos, lotteries or other forms of gaming in other states, particularly areas close to Nevada, such as California, could adversely affect the Company's operations.

DEPENDENCE ON LAS VEGAS GAMING MARKET AND DEPENDENCE ON SINGLE PROPERTY


     Unlike many of its competitors, the current business of the Company is totally dependent on gaming in Las Vegas. The Riviera derives a substantial percentage of its business from tourists, principally from Southern California and the southwestern United States. Weakness in the economy of Southern California has in the past and could in the future adversely effect the financial results of the Company. The Company presently owns only one property, and as such, the Company's operations are primarily dependent upon the results achieved by the Riviera. Any significant disruption in operations at the Riviera would have a material adverse effect on the Company.



COLORADO OPERATIONS



     Completion of Black Hawk Project. Completion of the Black Hawk Project is subject to a number of conditions. These conditions include obtaining commitments for approximately $33 million of mortgage and equipment financing on satisfactory terms, obtaining bonded fixed price construction and completion contracts, obtaining regulatory approvals for the Black Hawk Project and completing a development and operating agreement with Eagle. There can be no assurance that these and other conditions to the Black Hawk Project can be satisfied on terms satisfactory to the Company.



     Access to Black Hawk/Central City. The cities of Black Hawk and Central City are located in the Colorado Rockies and are serviced by winding mountain roads that require extremely cautious driving, particularly in bad weather. These roads have tunnels that are subject to closure. Congestion on the roads leading to Black Hawk and Central City is not uncommon during the peak summer season, holidays and other times of year and may discourage potential customers from traveling to the casinos. In addition, concerns about the overall availability of convenient parking in Black Hawk and Central City may discourage some potential customers. Further, Black Hawk and Central City have experienced unanticipated demands for their municipal systems, including water and sewage treatment facilities. Increased levels of activity in the area may exacerbate old or pose new municipal and environmental problems, the costs of which could be borne by the gaming industry and in part by RBL.



     Environmental Considerations. The Black Hawk Project site is located in an area that has been designated by the Environmental Protection Agency (the "EPA") as a superfund site on the National Priorities List, known as the Central City-Clear Creek Superfund Site (the "Site"), as a result of contamination from historical mining activity in the area. The EPA is entitled to proceed against owners and operators of properties located within the Site for remediation and response costs. The Black Hawk Project site is located within the drainage basin of North Clear Creek and is subject to potentially contaminated surface and ground water from mining-related sources. Ground water samples on the site indicate that several contaminants exist in concentrations exceeding drinking water standards. In addition, the handling of contaminated soil and groundwater within the site can increase construction costs significantly.

     Adverse Mining Claim. A portion of the Black Hawk Project site may be subject to an adverse "placer mining" claim against title. A placer mining claim is made under federal statute by mining claimants who are able to show that, at the time of a federal patent of land for a townsite, the subject land was known to be valuable for mineral deposits. Placer gold is a secondary deposit of gold often found as nuggets or free gold.



     In March 1994, Smith Hill Ventures, Inc. located a federal unpatented placer mining claim (the "Placer Claim") on a portion of the Black Hawk Project site, claiming the land to be valuable for placer gold. By a decision dated February 7, 1997 (the "Decision") of the Colorado State Office of the Bureau of Land Management, the Placer Claim was declared null and void. The time to appeal the Decision has not expired and it is possible that Smith Hill Ventures, Inc. may appeal the Decision to the Interior Board of Land Appeals. The Company believes that the appeal process, if pursued, would be lengthy. If the Placer Claim were upheld on appeal, the Black Hawk Project could be seriously and adversely affected, since the mining claimant would have, subject to necessary permitting and zoning, the right to develop its mining interest. As a condition to the equity funding of RBL, Eagle has committed to obtain a title policy covering losses of up to $38 million resulting from the Placer Claim, if finally validated.



FIRST MORTGAGE NOTES

     The Company has outstanding $100.0 million of 11% Mortgage Notes due December 31, 2002 (the "First Mortgage Notes"). The First Mortgage Notes have a lien on all of the assets of the Company and ROC except for certain furniture, fixtures and equipment, including gaming equipment ("FF&E") acquired after June 1993. The First Mortgage Note Indenture (the "Note Indenture") contains a number of provisions which (i) restrict the Company's ability to expand its operations,
(ii) require the Company to meet certain financial ratios, (iii) prohibit redemption of the First Mortgage Notes at the Company's option prior to June 1, 1998 and thereafter require payment of a substantial redemption premium and (iv) trigger an optional "put" in the event of the acquisition of a majority of the Common Stock by a third party. See "Description of Capitalization -- First Mortgage Notes."


     The Company's ability to invest in distressed or new gaming properties may be limited by the Note Indenture covenants. Further, commencement of future phases of the Master Plan for the Riviera would require substantial amendments to the Note Indenture or the early refinancing of the First Mortgage Notes. The Company's present resources are insufficient to enable the Company to pay the $100.0 million of principal on the First Mortgage Notes when they mature on December 31, 2002 and the Company expects that it will have to refinance the First Mortgage Notes at their maturity. There can be no assurance that the Company will be able to obtain the requisite consents to waivers or amendments of the Note Indenture covenants or refinance the First Mortgage Notes on reasonable terms. See "Description of Capitalization -- First Mortgage Notes."


BUSINESS AND GROWTH STRATEGY; NEED FOR ADDITIONAL FINANCING


     Completion of the Black Hawk Project will require significant financing. See "-- Colorado Operations -- Completion of Black Hawk Project." Implementation of the Master Plan for the Riviera could entail significant development and construction risks which can give rise to delays or cost overruns and could cause major disruptions to existing operations. In addition, completion of the Master Plan will require significant financing from third parties. There can be no assurance that the Company will be able to obtain the necessary financing on satisfactory terms, if at all.


     While the Company intends to expand its business by managing additional gaming properties and acquiring and developing new gaming properties, there can be no assurance that it will be able to do so or that projects will become operational within the time frames and budgets contemplated by management. Further, to the extent that the Company is successful in its expansion strategy, it will face the inherent risks associated with the change from managing a single property to managing multiple properties.


DEPENDENCE ON KEY PERSONNEL

     The loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company. The Company has an employment agreement only with William L. Westerman, Chairman and Chief Executive Officer. The success of the Company's plan to manage distressed gaming properties and to acquire or develop new gaming properties may be limited by its ability to attract and retain additional senior management. See "Management -- Employment Agreements."

SUSTAINABILITY OF RECENT IMPROVEMENTS IN OPERATING RESULTS

     As a result of management's implementation of a new business strategy for the Riviera, the Company has experienced substantial improvements in operating income since emerging from bankruptcy in 1993. There can be no assurance that this trend will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATION

     The Company's business is subject to comprehensive and stringent government regulation. In addition, there have been in the past and are currently a number of regulatory and tax proposals which could adversely affect the gaming industry and the Company. See "Business -- Regulation and Licensing."


     The Company's plan to manage additional gaming properties and to acquire and develop new gaming properties, including the Black Hawk Project, will require many permits, licenses and approvals. These could include, without limitation, gaming approvals, state and local land-use permits, building and zoning permits and liquor licenses. Unexpected changes or concessions required by local, state or federal regulatory authorities could involve significant additional costs and delay or prevent the scheduled openings of the facilities.


CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Second Restated Articles of Incorporation contain certain provisions that are intended to discourage an unsolicited takeover of the Company if the Board of Directors determines that such a takeover is not in the best interests of the Company and its shareholders. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if holders of some or a majority of the Common Stock deemed such an attempt to be in their best interests, including those attempts that might result in a premium over the market price for the shares of Common Stock. In addition, various corporate and gaming law provisions of the Nevada Revised Statutes contain requirements and limitations that may have the effect of discouraging unsolicited shareholder action or takeover bids from third parties. See "Description of Capitalization -- Certain Anti-Takeover Effects" and "Business -- Regulation and Licensing."

                              THE RIVIERA HISTORY

     Opened in 1955, the Riviera was one of the original casino/hotels on the Las Vegas Strip catering to high stakes gamblers. Riviera, Inc. acquired the assets of Hotel Riviera, Inc. ("Old Riviera"), the previous owner of the Riviera, in 1986 as part of a bankruptcy reorganization. The bankruptcy reorganization of Old Riviera resulted primarily from the combined effects of increased debt service during the early 1980s and a significant decline in revenues during the same period due to weakness in the high-stakes gaming market on which Old Riviera was largely dependent.


     During 1989 and 1990, the indebtedness and operating expenses of Riviera, Inc. increased significantly, primarily as a result of the construction of a new hotel tower on the property with approximately 1,000 rooms and the expansion of the casino area. Furthermore, as a result of (i) construction budget overruns,
(ii) the closure of a portion of the casino during the expansion of the casino floor and the disruption caused thereby, (iii) a fire at the construction site,
(iv) increased competition from new and expanded casino/hotels on the Las Vegas Strip (including the opening in 1989 of The Mirage with 3,000 rooms and the opening in 1990 of the Excalibur with 4,000 rooms) and (v) weakness in the economy of the United States, the revenues of the Riviera did not increase in an amount sufficient to offset the increase in expenses resulting in Riviera, Inc. filing for protection under Chapter 11 of the United States Bankruptcy Code in December 1991.


     A plan of reorganization (the "Plan") became effective on June 30, 1993, pursuant to which the Company issued 4,800,000 shares (after giving effect to subsequent stock splits) of Common Stock and an aggregate principal amount of $100.0 million of First Mortgage Notes to the secured creditors of Riviera, Inc. An aggregate principal amount of $20.0 million of non-interest bearing notes was also issued to other creditors of Riviera, Inc.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,750,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $14.125 per share and after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $22.6 million ($28.6 million if the Underwriters' over-allotment option is exercised in full).



     The Company intends to use the net proceeds of the Offering to purchase an approximately 80% interest in RBL, which will develop the Black Hawk Project. The estimated total cost of the Black Hawk Project is approximately $55 million and management estimates that, in addition to the equity financing of RBL, approximately $33 million in mortgage and equipment financing will be required to complete the Black Hawk Project. RBL currently does not have any commitments for such financing. In addition, the Company has committed to provide a completion guaranty of up to $5.0 million, against which funds are to be held in escrow for unanticipated project cost overruns prior to the completion of the Black Hawk Project. Eagle may elect to increase its equity contribution in RBL up to a total ownership interest of 49.9% by acquiring such additional ownership interest from the Company at cost at any time prior to the date on which RBL is licensed by the Colorado gaming authorities. Any increase in Eagle's ownership interest would correspondingly reduce the size of the Company's investment in RBL, and increase the amount of net proceeds available to the Company for other purposes. It is anticipated that construction of the casino will begin in the third quarter of 1997 and will be completed by the middle of 1998.



     The Company expects that any remaining net proceeds will be added to working capital, including for use in connection with the multi-phase expansion of the Riviera's present property under the Master Plan.


     Pending such uses, the net proceeds will be invested in short-term interest bearing investment grade securities. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                          PRICE RANGE OF COMMON STOCK


     The Common Stock began trading on the American Stock Exchange (AMEX symbol:
RIV) on May 13, 1996. Prior to such time, the Common Stock was traded on the over-the-counter market. The following table sets forth the high and low sales price per share of the Common Stock for the periods indicated as reported on the over-the-counter market and on the AMEX. Prior to the first quarter of 1995, there was extremely limited trading in the Common Stock.



                                                                        HIGH        LOW
                                                                       -------    -------
    1995
      First Quarter................................................    $  4.89    $  4.09
      Second Quarter...............................................       9.38       3.96
      Third Quarter................................................      12.15       8.72
      Fourth Quarter...............................................      10.55       7.64
    1996
      First Quarter................................................    $ 10.55    $  8.44
      Second Quarter (through May 12, 1996)........................      15.31       9.23
      Second Quarter (beginning May 13, 1996)......................      17.75      11.00
      Third Quarter................................................      17.13      14.00
      Fourth Quarter...............................................      15.63      12.94
    1997
      First Quarter (through March 4, 1997)........................    $ 14.50    $ 13.50




     On March 4, 1997, the last reported sale price of the Common Stock was $14.125 per share. As of March 4, 1997 there were approximately 135 holders of record of Common Stock. Based upon information available to it, the Company believes that there are approximately 1,319 beneficial holders of Common Stock.


                                DIVIDEND POLICY

     The Company has not paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain future earnings to fund the development and growth of its business and does not anticipate paying cash dividends in the foreseeable future. Restrictions imposed by the Note Indenture also limit the ability of the Company to pay cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Description of Capitalization -- First Mortgage Notes."

                                 CAPITALIZATION


     The following table sets forth at December 31, 1996, (i) the capitalization of the Company, and (ii) the capitalization of the Company as adjusted to give effect to the sale by the Company of 1,750,000 shares of Common Stock offered hereby (at an assumed offering price of $14.125 per share) after deducting underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds therefrom. This table should be read in conjunction with the consolidated financial statements of the Company, which are included elsewhere in this Prospectus.



                                                                         DECEMBER 31, 1996
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                           (IN THOUSANDS)
Short-term debt and current portion of long-term debt...............  $  1,550      $   1,550
                                                                      ========       ========
Long-term debt, less current portion................................  $107,538      $ 107,538
                                                                      --------       --------
Shareholders' equity:
  Common Stock, $.001 par value, 20,000,000 shares authorized;
     4,922,503 shares outstanding actual(1);
     6,672,503 shares outstanding as adjusted(1)....................         5              7
  Additional paid-in capital........................................    13,919         36,553
  Notes due from employees..........................................      (853)          (853)
  Retained earnings.................................................    22,180         22,180
                                                                      --------       --------
     Total shareholders' equity.....................................    35,251         57,887
                                                                      --------       --------
          Total capitalization......................................  $142,789      $ 165,425
                                                                      ========       ========

 ---------------



(1) Excludes (i) 1,050,000 shares of Common Stock reserved for issuance upon the exercise of stock options under the Company's 1993 Stock Option Plan and Non-Qualified Stock Option Plan for Non-Employee Directors of which options to purchase 774,000 shares have been granted as of the date hereof, (ii) 226,620 shares reserved for issuance under the Company's Employee Stock Purchase Plan and Compensation Plan for Directors serving on the Compensation Committee and (iii) 100,000 shares of Common Stock reserved for issuance upon the exercise of warrants to be issued to Ladenburg if Ladenburg arranges debt financing for RBL. See "Management" and "Underwriting."

                            SELECTED FINANCIAL DATA


     The selected financial data as of December 31, 1992, 1993, 1994, 1995 and 1996 and for the year ended December 31, 1992, the six months ended June 30, 1993 and December 31, 1993 and the years ended December 31, 1994, 1995 and 1996 have been derived from the audited financial statements of the Company and its predecessor and should be read in conjunction with the Financial Statements and the related Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information included elsewhere in this Prospectus.




                                 YEAR                 SIX MONTHS ENDED                      YEARS ENDED DECEMBER 31,
                                 ENDED           ---------------------------   --------------------------------------------------
                               DEC. 31,            JUNE 30,       DEC. 31,     COMBINED
                                 1992                1993           1993         1993        1994          1995          1996
                             -------------       -------------   -----------   --------   -----------   -----------   -----------
                             (PREDECESSOR)       (PREDECESSOR)   (SUCCESSOR)
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND ADR DATA)
INCOME STATEMENT DATA:
Revenues:
  Casino....................   $  75,975            $38,073        $41,158     $79,231      $82,060       $77,337       $80,384
  Rooms.....................      33,474             17,614         17,808      35,422       35,422        39,848        41,835
  Food and beverage.........      22,557             11,656         11,760      23,416       22,961        21,895        22,641
  Entertainment.............      19,046              8,059          8,422      16,481       16,945        14,423        20,883
  Other.....................       8,369              4,116          4,230       8,346        9,390         9,515        11,293
  Less promotional
    allowances..............     (14,919)            (6,816)        (7,157)    (13,973)     (12,857)      (11,873)      (12,627)
                                 -------            -------        -------     -------      -------       -------       -------
    Net revenues............     144,502             72,702         76,221     148,923      153,921       151,145       164,409
                                 -------            -------        -------     -------      -------       -------       -------
Costs and Expenses:
  Casino....................      46,892             24,559         25,533      50,092       48,826        45,325        47,509
  Rooms.....................      16,233              8,339          8,456      16,795       17,594        18,787        18,834
  Food and beverage.........      15,592              7,427          7,796      15,223       15,588        15,768        15,916
  Entertainment.............      15,152              7,051          7,897      14,948       13,982        10,329        15,290
  Other.....................       3,256              1,737          1,839       3,576        3,516         3,527         3,913
  Selling, general and
    administrative..........      25,534             12,707         13,534      26,241       28,822        29,618        31,454
  Depreciation and
    amortization............      13,230              2,622          2,399       5,021        5,674         6,811         8,212
  Loss on permanent
    impairment of assets....      85,221                 --             --          --           --            --            --
                                 -------            -------        -------     -------      -------       -------       -------
    Total costs and
      expenses..............     221,110             64,442         67,454     131,896      134,002       130,165       141,128
                                 -------            -------        -------     -------      -------       -------       -------
Income (loss) from
  operations................     (76,608)(1)          8,260          8,767      17,027       19,919        20,980        23,281
Interest expense, net.......         434 (2)          2,632(2)       6,160       8,792(2)    12,254        11,304        10,413
Provision for income
  taxes.....................          --                 --             --          --        2,875         3,332         4,428
  Net income (loss).........     (80,905)(1)(2)       5,628(2)       2,607       8,235(2)     4,790         6,344         8,440
Net income (loss) per
  share.....................          --                 --        $  0.54          --      $  1.00       $  1.26       $  1.63
Weighted average shares
  outstanding (000).........          --                 --          4,800          --        4,800         5,041         5,178
OTHER DATA:
EBITDA(3)...................   $  21,843            $10,882        $11,166     $22,048      $25,593       $27,791       $31,493
Cash flows from operating
  activities................      13,130              8,517            766       9,283       16,372        16,740        18,290
Cash flows used in investing
  activities................      (2,073)            (1,478)        (4,307)     (5,785)     (10,439)       (8,218)      (13,017)
Cash flows used in financing
  activities................        (729)            (2,311)        (4,658)     (6,969)      (2,696)       (2,983)       (1,488)
Average occupancy rate(4)...        90.6%              92.4%          95.0%       93.7%        97.5%         97.0%         98.2%
Average daily room rate
  (ADR).....................   $   47.00            $ 51.63        $ 49.33     $ 50.42      $ 47.51       $ 54.69       $ 57.09
Number of slot
  machines(5)...............       1,218              1,218          1,207       1,207        1,203         1,226         1,312
Number of gaming
  tables(5).................          74                 70             70          70           56            56            55

                                                                     AT DECEMBER 31,                      AT DECEMBER 31, 1996,
                                                    -------------------------------------------------   -------------------------
                                                        1992           1993         1994       1995      ACTUAL    AS ADJUSTED(6)
                                                    -------------   -----------   --------   --------   --------   --------------
                                                    (PREDECESSOR)   (SUCCESSOR)
BALANCE SHEET DATA:
Cash and cash equivalents.........................    $  16,659      $  21,387    $ 16,423   $ 21,962   $ 25,747      $ 48,383
Total Assets......................................      145,631        143,704     151,925    157,931    167,665       190,301
Long-term debt....................................      133,255        114,540     113,154    110,571    109,088       109,088
Shareholders' Equity..............................     (114,358)        15,148      19,938     26,282     35,251        57,887


---------------

(1) Includes a recognized loss on the permanent impairment of assets during the bankruptcy in the amount of $85.2 million to record the fair market value of the property and equipment.


(2) There was no accrual of interest on debt subsequent to December 18, 1991. If accrued, interest expense on these obligations would have totaled $21.4 million and $10.4 million for the year ended December 31, 1992 and for the six months ended June 30, 1993, respectively.


(3) "EBITDA" consists of earnings before interest, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income (as determined in accordance with GAAP) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. The Company believes that EBITDA gives an indication of the cash generating capacity of the Riviera and is useful as a comparison with other industry participants.

(4) Based on available rooms.


(5) Number of licensed slot machines and gaming tables at period end.



(6) As adjusted to give effect to the sale by the Company of 1,750,000 shares of Common Stock offered hereby based on the last reported sales price of $14.125 on the AMEX on March 4, 1997 and the application of the net proceeds therefrom. See "Use of Proceeds."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS


     The following table sets forth the Company's income statement data as a percentage of net revenues (unless otherwise noted) for the Company for the periods indicated:


                                                               YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                         1994            1995            1996
                                                      -----------     -----------     -----------
Revenues:
  Casino............................................      53.3%           51.2%           48.9%
  Rooms.............................................      23.0            26.4            25.4
  Food and beverage.................................      14.9            14.5            13.8
  Entertainment.....................................      11.0             9.5            12.7
  Other.............................................       6.1             6.3             6.9
  Less promotional allowances.......................      (8.3)           (7.9)           (7.7)
                                                         -----           -----           -----
     Net revenues...................................     100.0           100.0           100.0
                                                         -----           -----           -----
Costs and Expenses:
  Casino(1).........................................      59.5            58.6            59.1
  Rooms(1)..........................................      49.7            47.1            45.0
  Food and beverage(1)..............................      67.9            72.0            70.3
  Entertainment(1)..................................      82.5            71.6            73.2
  Other(1)..........................................      37.4            37.1            34.6
  Selling, general and administrative...............      18.7            19.6            19.1
  Depreciation and amortization.....................       3.7             4.5             5.0
Total costs and expenses............................      87.1            86.1            85.8
Income from operations..............................      12.9            13.9            14.2
Interest expense, net...............................       8.0             7.5             6.3
Income before provision for taxes...................       5.0             6.4             7.8
Provision for income taxes..........................       1.9             2.2             2.7
Net income..........................................       3.1%            4.2%            5.1%


---------------
(1) Shown as a percentage of corresponding departmental revenue.


1996 COMPARED TO 1995


  Revenues


     Net revenues increased by approximately $13.3 million, or 8.8%, from $151.1 million in 1995 to $164.4 million in 1996. Casino revenues increased by approximately $3.0 million, or 3.9%, from $77.3 million in 1995 to $80.4 million in 1996 due primarily to a $2.9 million, or 5.4%, increase in slot revenues as a result of an increase in promotional activities directed at slot players. Room revenues increased by approximately $2.0 million, or 5.0%, from $39.8 million in 1995 to $41.8 million in 1996 as a result of an increase in hotel occupancy from 97.0% to 98.2% (based on available rooms) and an increase in average room rate of $2.40, or 4.4%. Food and beverage revenues increased approximately $700,000, or 3.4%, from $21.9 million in 1995 to $22.6 million in 1996 due to additional covers in the bars and restaurants. Entertainment revenues increased by approximately $6.5 million, or 44.8%, from $14.4 million in 1995 to $20.9 million in 1996. This was principally due to the reopening of the Splash variety show which had been closed during the first half of 1995 for show revisions and theater remodeling. Other revenues increased by approximately $1.8 million, or 18.7%, from $9.5 million in 1995 to $11.3 million in 1996 due primarily to a refund of $576,000 from a union health and welfare trust fund for reduced premiums and general increases in other revenues such as telephone, gift shops and box office commissions. In addition, the Company received management fees of approximately $400,000 for operating the Four Queens Hotel/Casino in downtown Las Vegas beginning in August 1996. Promotional allowances increased by approximately $700,000, or 6.4%, from $11.9 million in 1995 to $12.6 million in 1996 due to additional complimentary show tickets for the Splash show and an increase in complimentaries associated with casino and slot marketing programs.


  Direct Costs and Expenses of Operating Departments


     Total direct costs and expenses of operating departments increased by approximately $7.7 million, or 8.2%, from $93.7 million in 1995 to $101.5 million in 1996. Casino expenses increased by approximately $2.2 million, or 4.8%, from $45.3 million in 1995 to $47.5 million in 1996 due to a corresponding increase in casino revenues and casino expenses as a percent of casino revenues increased from 58.6% to 59.1%, primarily due to increased entertainment promotional allowances upon the reopening of Splash on June 23, 1995. Room costs were mostly flat for 1996 compared to 1995, however, room costs as a percentage of room revenues decreased from 47.1% in 1995 to 45.0% in 1996 as room revenues increased while room costs remained relatively constant. Food and beverage costs increased by approximately $150,000, or 0.9%, from $15.8 million in 1995 to $15.9 million in 1996 resulting from a corresponding increase in revenues. Food and beverage costs as a percentage of food and beverage revenues decreased from 72.0% in 1995 to 70.3% in 1996 because food and beverage revenue increased while payroll and other costs remained relatively constant. Entertainment costs increased by approximately $5.0 million, or 48.0%, from $10.3 million in 1995 to $15.3 million in 1996, due to the additional expenses associated with operating Splash for a full year in 1996. Entertainment expenses as a percentage of entertainment revenues increased from 71.6% in 1995 to 73.2% in 1996 due to a revision in the Splashproducer's agreement. Other expenses increased by approximately $400,000, or 10.9%, from $3.5 million to $3.9 million due to a corresponding increase in other revenues.


  Other Operating Expenses


     Selling, general and administrative expenses increased by approximately $1.8 million, or 6.2%, from $29.6 million in 1995 to $31.5 million in 1996 due to increased incentive plan costs required to retain personnel in the competitive gaming environment. As a percentage of total net revenues, selling, general and administrative expenses decreased from 19.6% in 1995 to 19.1% in 1996 as a result of lower general marketing expenses and the spreading of fixed costs over a larger revenue base in 1996. Depreciation and amortization increased by approximately $1.4 million, or 20.6%, from $6.8 million in 1995 to $8.2 million in 1996.


  Other Income (Expense)


     Interest expense decreased by approximately $400,000, or 3.0%, from $12.5 million in 1995 to $12.1 million in 1996 while interest income remained constant at $1.1 million in 1995 and 1996. This was due to a reduction in average debt outstanding, an increase in average cash balances and a decrease in the investment yield in 1996. Other income increased by $505,000 due to a gain on the final payment of certain unsecured notes in the fourth quarter of 1996 offset by a loss due to the change in terms of one of the Company's notes.


  Net Income


     As a result of the factors discussed above, net income increased by approximately $2.1 million, or 33.0%, from $6.3 million in 1995 to $8.4 million in 1996. The effective income tax rate was 34.4% for 1995 and 1996.

  EBITDA


     EBITDA increased by approximately $3.7 million, or 13.3%, from $27.8 million in 1995 to $31.5 million in 1996. During the same periods, EBITDA margin increased from 18.4% to 19.2% of net revenues.



1995 COMPARED TO 1994


  Revenues


     Net revenues decreased by approximately $2.8 million, or 1.8%, from $153.9 million in 1994 to $151.1 million in 1995. Casino revenues decreased by approximately $4.7 million, or 5.8%, from $82.1 million in 1994 to $77.3 million in 1995 which was largely due to an approximately $5.9 million, or 22.9%, decrease in table game revenues as a result of reduced "high-roller" play and the elimination of unprofitable marketing programs offset by an approximately $1.3 million, or 2.8%, increase in slot machine revenues. Room revenues increased by approximately $4.4 million, or 12.5%, from $35.4 million in 1994 to $39.8 million in 1995 due to a slight decrease in occupancy offset by an increase of $7.18 in the average room rate. Food and beverage revenues decreased approximately $1.1 million, or 4.6%, from $23.0 million in 1994 to $21.9 million in 1995, principally due to reduced covers resulting from the decline in customer traffic as a result of Splash being closed for six months in 1995 compared to one month in 1994. Entertainment revenues decreased by approximately $2.5 million, or 14.9%, from $16.9 million in 1994 to $14.4 million in 1995 due primarily to the closure of Splash from November 1994 to June 1995. Other income increased by approximately $125,000, or 1.3%, from $9.4 million in 1994 to $9.5 million in 1995. Promotional allowances decreased by approximately $1.0 million, or 7.7%, from $12.9 million in 1994 to $11.9 million in 1995, primarily due to the elimination of certain marketing programs.


  Direct Costs and Expenses of Operating Departments


     Total direct costs and expenses of operating departments decreased by approximately $5.8 million, or 5.8%, from $99.5 million in 1994 to $93.7 million in 1995. Casino expenses decreased by approximately $3.5 million, or 7.2%, from $48.8 million in 1994 to $45.3 million in 1995 due to a corresponding decrease in casino revenues. Casino expenses as a percentage of casino revenues decreased from 59.5% in 1994 to 58.6% in 1995 due to reduced complimentaries. Room costs increased by approximately $1.2 million, or 6.8%, from $17.6 million in 1994 to $18.8 million in 1995, principally due to the payment of higher credit card and travel agent commissions associated with the increase in room revenues. Room costs as a percentage of room revenues decreased from 49.7% in 1994 to 47.1% in 1995 as a result of certain fixed costs being allocated over a larger revenue base. Food and beverage costs increased by approximately $180,000, or 1.2%, from $15.6 million in 1994 to $15.8 million in 1995. As a percentage of food and beverage revenues, costs increased from 67.9% in 1994 to 72.0% in 1995 because certain fixed costs could not be reduced commensurate with the reduction of revenue. Entertainment costs decreased by approximately $3.7 million, or 26.1%, from $14.0 million in 1994 to $10.3 million in 1995 due to Splash being closed during the first half of 1995. Entertainment costs as a percentage of entertainment revenues decreased from 82.5% in 1994 to 71.6% in 1995 due to better contract terms with the producer of Splash. Other expenses remained constant at $3.5 million in 1995.


  Other Operating Expenses


     Selling, general and administrative expenses increased by approximately $800,000, or 2.8%, from $28.8 million in 1994 to $29.6 million in 1995. As a percentage of total net revenues, selling, general and administrative expenses increased from 18.7% in 1994 to 19.6% in 1995 due to increases in payroll and maintenance offset by a decrease in workers' compensation insurance expense resulting from the Company becoming self-insured and a decrease in the provision for bad debts as a result of stricter credit policies during 1995. Depreciation and amortization increased by approximately $1.1 million, or 20.0%, from $5.7 million in 1994 to $6.8 million in 1995.


  Other Income (Expense)

     Interest expense decreased by approximately $311,000, or 2.4%, from $12.8 million in 1994 to $12.5 million in 1995, while interest income more than doubled from approximately $510,000 to $1.1 million. This was due to a reduction in average debt outstanding and an increase in average cash balances, respectively, during 1995 compared to 1994.

  Net Income

     As a result of the factors discussed above, net income increased by approximately $1.6 million, or 32.4%, from $4.8 million in 1994 to $6.3 million in 1995. The effective income tax rate for 1995 was 34.4% compared to 37.5% for 1994.

  EBITDA


     EBITDA increased by approximately $2.2 million, or 8.6%, from $25.6 million in 1994 to $27.8 million in 1995. During the same periods, EBITDA margin increased from 16.6% to 18.4% of net revenues.


LIQUIDITY AND CAPITAL RESOURCES


     The Company had cash and cash equivalents of $25.7 million at December 31, 1996, which was an increase of $3.8 million from the balances at December 31, 1995. Significant debt service on the First Mortgage Notes and other debt issued pursuant to the Plan is paid in June and December and should be considered in evaluating cash increases in the first and third quarters.



     For the year ended December 31, 1996, the Company's net cash provided by operating activities was $18.3 million compared to $16.7 million for 1995. EBITDA for 1996 and 1995 was $31.5 million and $27.8 million, respectively, which was adequate to cover the Company's debt service and capital expenditures. Management believes that sufficient cash flow will be available to cover the Company's debt service and enable investment in budgeted capital expenditures for the next 12 months.



     Scheduled interest payments on the First Mortgage Notes and other indebtedness are $12.1 million in 1996 declining to $11.0 million in 2002. Cash flow from operations is not expected to be sufficient to pay 100% of the principal of the First Mortgage Notes at maturity in 2002. Accordingly, the ability of the Company to repay the First Mortgage Notes at maturity will be dependent upon its ability to refinance the First Mortgage Notes. There can be no assurance that the Company will be able to refinance the principal amount of the First Mortgage Notes at maturity. The First Mortgage Notes are not redeemable at the option of the Company until June 1, 1998, and thereafter are redeemable at premiums beginning at 104.3125% and declining each subsequent year to par in 2001.



     The Note Indenture provides for mandatory redemption by the Company upon the order of the Nevada Gaming Authorities. The Note Indenture also provides that, in certain circumstances, the Company must offer to repurchase the First Mortgage Notes upon the occurrence of a change of control or certain other events. In the event of such mandatory redemption or repurchase prior to maturity, the Company would be unable to pay the principal amount of the First Mortgage Notes without a refinancing.


     The Note Indenture imposes certain financial covenants and restrictions on the Company and ROC, including a minimum consolidated net worth requirement and limitations on the payment of dividends, the incurrence of debt and granting of liens, capital expenditures and mergers and sales of assets. As a result of these restrictions, the ability of the Company and ROC to incur additional indebtedness to fund operations or to make capital expenditures is limited. In the event that cash flow from operations is insufficient to cover cash requirements, the Company and ROC may not be able to obtain additional funds. The Company and ROC would be required to curtail or defer certain of their capital expenditure programs under these circumstances, which could have an adverse effect on the Company's operations.

     Effective September 8, 1995, the Note Indenture was amended to permit the Company's management team to utilize its expertise in turning around troubled gaming properties which are either in, or on the verge of, bankruptcy and managing casinos in "new venues."


     In February 1997, the Company entered into a $15.0 million, five year reducing revolving line of credit collateralized by equipment (the "Credit Facility"). The revolving line of credit bears interest at prime plus 0.5% or LIBOR plus 2.9%. The Company has not utilized this line of credit.



     During the reorganization proceeding of Riviera, Inc., certain capital expenditures were deferred. Management considers it important to the competitive position of the Riviera that expenditures be made to upgrade the property. Capital expenditures totaled approximately $8.9 million in 1994, $7.8 million in 1995 and $14.9 million in 1996. Management has budgeted approximately $13.0 million for capital expenditures in 1997. The Company expects to finance such capital expenditures from cash flow and the Credit Facility.


FORWARD LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Certain matters discussed in this filing could be characterized as forward-looking statements such as statements relating to plans for future expansion, as well as other capital spending, financing sources and effects of regulation and competition. Such forward-looking statements involve important risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements.


RECENTLY ADOPTED ACCOUNTING STANDARDS



     During 1996 the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS 121") Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 had no impact on the financial statements of the Company.



     In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 123 Accounting for Stock-Based Compensation which establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company continues to account for stock-based compensation arrangements in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and therefore the adoption of SFAS 123 had no effect on the financial position or results of operations of the Company. The Company has provided the pro forma and other additional disclosures about stock-based employee compensation plans in its 1996 consolidated financial statements as required by SFAS 123.

                                    BUSINESS

GENERAL


     Riviera Holdings Corporation owns and operates the Riviera Hotel & Casino located on the Strip in Las Vegas, Nevada. The Riviera caters to adults seeking traditional Las Vegas-style gaming and entertainment. The Riviera is situated on a 26-acre site across the Strip from Circus Circus and adjacent to the Las Vegas Hilton and the Las Vegas Convention Center. The property features approximately 2,100 hotel rooms (including 169 suites), 105,000 square feet of casino space, a 100,000 square-foot convention, meeting and banquet facility (one of the largest in Las Vegas), four full-service restaurants, a 430-seat buffet, four showrooms, a 200-seat entertainment lounge, 47 food and retail concessions and approximately 2,900 parking spaces. The casino contains approximately 1,300 slot machines, 50 gaming tables, a keno lounge and a 200-seat race and sports book. The Riviera also offers one of the most extensive entertainment programs in Las Vegas, including such popular shows as Splash, An Evening at La Cage, Crazy Girls and Bottoms Up and featured comedians at the Riviera Comedy Club.


     Opened in 1955, the Riviera was one of the original casino/hotels on the Las Vegas Strip catering to high stakes gamblers. Since opening, the Riviera has been expanded several times. The most recent expansion, which occurred during 1988 through 1990, resulted in significant cost overruns and ultimately contributed to the Company's predecessor filing for bankruptcy protection in 1991. In 1992 the current management team was assembled and successfully guided the Company through its emergence from bankruptcy in June 1993. As a result of the bankruptcy, all of the Common Stock and $100.0 million of First Mortgage Notes were distributed to the secured creditors of the predecessor company.


     The new management team implemented new marketing programs, which included targeting California and the southwestern United States, and initiated a number of strategic changes to reposition the Riviera, including a shift from "high-rollers" to mid-level gaming customers, particularly slot players, who seek a broader entertainment experience. Management reconfigured the casino space to improve the flow of customer traffic, installed new slot machines and bill acceptors, reduced the number of gaming tables and de-emphasized baccarat. Management also decreased the volatility of gaming revenues by reducing credit limits, outsourcing the Company's sports book and shifting to parimutuel horse wagering. Improved hotel marketing efforts have resulted in one of the highest room occupancy rates on the Strip.


BUSINESS AND GROWTH STRATEGY

     Over the past several years, management initiated a number of strategic changes at the Riviera to reposition the property to compete in the Las Vegas gaming market. The Company has formulated a business and growth strategy to maintain the competitive position of the Riviera as well as grow the Company. The key elements of the Company's business and growth strategy are discussed below.


  Develop New Casino/Hotels



     The Company intends to pursue a growth strategy by developing or acquiring casino/hotel properties in Nevada and other jurisdictions. As part of this strategy, on March 4, 1997, the Company entered into a letter of intent with Eagle to form RBL as a joint venture to develop the Black Hawk Project at what management believes is the premier gaming site in the Black Hawk/Central City, Colorado gaming market. The 71,000 square foot site, zoned entirely for gaming, is the first gaming site encountered when traveling from Denver and is approximately an hour drive from and 40 miles west of Denver. Approximately three million people live within a 100-mile radius of Black Hawk/Central City and casinos in the market generated gaming revenues of approximately $291 million in 1995 and $309 million in 1996.

     In addition to the Black Hawk Project , the Company also plans to review and selectively acquire or develop casino/hotel properties both in Nevada and other jurisdictions. These other jurisdictions may include Michigan and Mexico. Other than the Black Hawk Project, the Company does not presently have any agreements in principle for involvement in any new or financially troubled projects. See "Description of Capitalization -- First Mortgage Notes" for covenant restrictions on the Company's ability to invest in new opportunities.



  Manage Distressed Casino/Hotel Properties



     In order to capitalize on management's experience in repositioning and managing the Riviera through the bankruptcy process, the Company formed RGM for the primary purpose of obtaining casino management contracts with financially distressed casino/hotels in Nevada and other jurisdictions. Since August 1996, RGM has been managing the Four Queens located adjacent to the Golden Nugget on Fremont Street in downtown Las Vegas. Under the Four Queens management contract, RGM receives a guaranteed minimum management fee plus additional compensation, based on EBITDA improvement of the Four Queens, and warrants to purchase 20% (on a fully diluted basis) of the equity of the Four Queens' parent.



     The Company believes that there is increasing demand for the services of skilled gaming and hospitality professionals. The Company intends to pursue management contracts with other financially distressed gaming properties. Management is actively reviewing and evaluating other financially troubled gaming properties in Nevada and other jurisdictions with a view towards managing properties with underlying sound business potential and in which the Company can purchase an equity interest.


  Continue to Improve Performance of the Riviera


     The Riviera will continue to emphasize marketing programs that appeal to slot and mid-level table game customers with a focus on creating repeat customers and increasing walk-in traffic. Key elements of this strategy include offering a value-oriented experience by providing a variety of hotel rooms, restaurants and entertainment, with some of Las Vegas' most popular shows, all at reasonable prices. The Company is continuing an extensive capital investment program at the Riviera, including completion of the upgrade of its slot machines in the second quarter of 1997 and the refurbishment of all its hotel rooms, which is expected to be completed in the fall of 1997. In addition, the Company will focus its marketing to take advantage of the Riviera's location by capitalizing on the anticipated increase in walk-in traffic from the addition of 1,000 rooms across the Strip at Circus Circus and the expansions of the Las Vegas Hilton and the Las Vegas Convention Center.



     Emphasize Slot Play. Management instituted a number of initiatives at the Riviera to increase slot play, including the replacement of old slot machines, the installation of bill acceptors and the addition of slot hosts. The Company's strategy is to continue to increase slot play through marketing programs and other improvements, including (i) completion of the Company's slot upgrade program in the second quarter of 1997, (ii) addition of new signage, (iii) promotion of the Riviera Player's Club, (iv) sponsorship of slot tournaments,
(v) creation of promotional programs and (vi) marketing of the "World's Loosest Corner of Slots" and "$40 for $20" slot promotions.


     Create Repeat Customers. Generating customer loyalty is a critical component of management's business strategy as retaining customers is less expensive than attracting new ones. The Company generates repeat customers by
(i) providing a high level of service to its customers to ensure an enjoyable experience while at the Riviera, (ii) responding to customer surveys and (iii) focusing marketing efforts and promotional programs on customers with positive gaming profiles.

     Provide Extensive Entertainment Options. The Company believes entertainment provides an attractive marketing tool to attract customers to the Riviera. The Riviera offers one of the most extensive entertainment programs in Las Vegas, including such well received shows as Splash (a variety show), An Evening at La Cage (a female impersonation show), Crazy Girls (an adult revue) and Bottoms Up (a burlesque-style show) as well as featured comedians at the Riviera Comedy Club. The Company continually updates its shows in response to customer surveys and to keep them fresh. Tickets for the shows are offered at reasonable prices in keeping with the Company's emphasis on mid-level customers.

     Attract Walk-In Traffic. The Company seeks to maximize the number of people who patronize the Riviera that are not guests in the hotel. The Riviera is well situated on the Las Vegas Strip near Circus Circus, The Stardust Hotel & Casino, the Westward Ho Casino & Hotel, the Las Vegas Hilton and the Las Vegas Convention Center. Management strives to attract customers from those facilities, as well as capitalize on the growth in Las Vegas visitors in general, with the goal of increasing walk-in traffic by (i) providing a variety of quality, value-priced entertainment and dining options, (ii) promoting the "World's Loosest Corner of Slots" and "$40 for $20" slot promotions, and placing them near the entrances to the casino, (iii) upgrading the exterior of the Riviera including painting, lighting and landscaping and (iv) completing Phase I to attract customers into the casino.

     Focus on Convention Customers. The Riviera targets convention business because it typically provides patrons willing to pay higher room rates and it provides certain advance planning benefits, since conventions are usually booked two years in advance of the event date. The Riviera has 100,000 square feet of exhibit, meeting and banquet space (one of the largest convention facilities provided by a casino/hotel in Las Vegas) making it attractive to large groups. Management focuses its marketing efforts on conventions whose participants have the most active gaming profile and higher room rate, banquet and function spending habits. The Riviera also benefits from its proximity to the Las Vegas Convention Center which makes it attractive to city-wide conventioneers looking to avoid the congestion that occurs during a major convention, particularly at the south end of the Strip.

  Further Develop the Riviera

     The Company has engaged architects and designers to prepare a Master Plan for the existing 26-acre site. The Company believes that implementation of the Master Plan will attract additional customers.


     Phase I. The initial phase of the Master Plan will include a 40,000 square foot expansion of the 100,000 square foot convention, meeting and banquet facility at an estimated cost of approximately $6 million. The Company derives approximately 25% of its hotel occupancy from convention customers and considers them a critical component of its customer base. Management believes that an expansion of the convention space is necessary to accommodate the growth in the size and number of the groups that presently use the facility as well as new groups. Phase I will also include the redevelopment of the approximately 20,000 square feet of vacant space fronting the Las Vegas Strip, across from Circus Circus, to attract walk-in traffic as well as tourists throughout the city.



     Future Phases. Future Phases may include development of an approximately 60,000 square foot domed shopping and entertainment complex to be constructed directly over the casino and containing stores and entertainment that will appeal to the Riviera's main target audience, adults aged 45 to 70. The exit from the complex will be by an escalator which will deliver patrons to the casino. The Company expects to find partners to finance, develop and operate the entertainment attraction and retail stores. The Company also has approximately nine acres available for additional development. The Company is exploring a number of options in order to make the best use of this valuable land.



     As part of the Master Plan, the Company is considering a joint venture for the development of a time-share condominium tower. The Company expects to contribute land to the joint venture and a third party would construct and sell time-share units and arrange financing. Management believes that additional rooms adjacent to the Las Vegas Convention Center would be particularly attractive to business customers and would provide a base of additional casino customers. Other potential development projects include the construction of a new hotel tower and additional parking facilities. The development of a time-share tower, hotel tower or parking facility would require additional financing, a release of restrictions under the Note Indenture and, in the case of the time-share tower, a joint venture partner, none of which the Company has in place at this time.


THE RIVIERA


     The Riviera is located on the corner of Las Vegas Boulevard, the "Strip," and Riviera Drive, across the Strip from Circus Circus. The back of the 26-acre property fronts Paradise Road across from the Las Vegas Hilton and the Las Vegas Convention Center. The Riviera is strategically located to take advantage of the high tourist traffic along the Strip as well as the increasing number of convention customers that use the Las Vegas Convention Center.



     Gaming. The Riviera has 105,000 square feet of casino space. The casino currently has approximately 1,300 slot machines and 50 gaming tables, including blackjack, craps, roulette, pai gow poker, Caribbean Stud(R) poker, baccarat, Let It Ride(R) and poker. The casino also includes a keno lounge and a 200-seat race and sports book.



     Gaming operations at the Riviera are continually monitored and modified to respond to both changing market conditions and customer demand in an effort to attract new customers, retain existing customers, and encourage repeat customer business. New and innovative slot and table games have been introduced based on customer feedback. Management devotes substantial time and attention to the type, location and player activity of all its slot machines. The Company is continuing an extensive capital investment program for the upgrade of its slot machines which is expected to be completed in the second quarter of 1997.



     The current management team has made an effort to redirect its business away from high-stakes wagerers and to focus, instead, on mid-level gaming customers and thus has implemented stricter credit policies and a reduction of baccarat table limits. As a result, the percentage of table game dollar volume represented by credit play declined from approximately 24% in 1993 to 15% in 1996. Because the extension of credit is not as necessary for success with mid-level gaming customers, management expects that providing credit, and the risks associated with possible losses on uncollectible and discounted receivables, will continue to be less significant to the casino. However, because management intends to maintain a balanced marketing strategy which will include some level of credit being extended, providing credit and the risks associated therewith will remain. Receivables from casino operations declined from approximately $2.9 million at December 31, 1993 to approximately $2.3 million at December 31, 1996 and the allowance for bad debts and discounts from casino operations declined from approximately $763,000 to $432,000 during the same period. These reductions resulted primarily from the imposition of stricter credit standards. Management maintains strict controls over the issuance of credit and aggressively pursues collection of its customer receivables.



     Hotel. The Riviera's hotel is comprised of five hotel towers with approximately 2,100 rooms, including 169 suites. Built in 1955 as part of the original casino/hotel, the nine-story North Tower features 391 rooms and 11 suites. In 1967, the 12-story South Tower was built with 147 rooms and 31 suites. Another 220 rooms and 72 suites including penthouse suites were added to the property through the construction of the 17-story Monte Carlo Tower in 1974. In 1977, the six-story San Remo Tower added 243 rooms and six suites to the south side of the resort. The most recent phase of hotel expansion was completed in 1988 upon the opening of the 930 room, 49 suite, 24-story Monaco Tower. The Company is currently refurbishing all of its rooms, with approximately 1,100 completed through the end of 1996 and the balance expected to be completed in the fall of 1997. Management believes that the Riviera has attained room occupancy rates that are among the highest on the Strip with 97.5% for 1994, 97.0% for 1995, and 98.2% for 1996 (based on available rooms).



     Restaurants. The quality, value and variety of food services are critical to attracting Las Vegas visitors. The Riviera offers four bars and five restaurants and serves an average of approximately 5,000 meals per day, including banquets and room service. The following table outlines, for each restaurant, the type of service provided and total seating capacity:


                                                                         SEATING
                            NAME                          TYPE           CAPACITY
            -------------------------------------  ------------------    --------
            Kady's...............................  Coffee Shop               290
            Kristofer's..........................  Steak and Seafood         162
            Rik' Shaw............................  Chinese                   124
            Ristorante Italian...................  Italian                   126
            World's Fare Buffet..................  All-you-can-eat           432
                                                                           -----
                      Total..........................................      1,134
                                                                           =====

     In addition, the Riviera has a food court operated by a third party under a long-term lease with 200 seats and several fast-food restaurants, including Burger King(R), Panda Express(R), Pizza Hut(R) and "TCBY"(R).


     Convention Center. The Riviera features 100,000 square feet of convention, meeting and banquet space. The convention center is one of the largest in Las Vegas and is an important feature that attracts customers. The facility can be reconfigured for multiple meetings of small groups or large gatherings of up to 5,000 people. The Riviera hosts approximately 150 conventions per year. As of December 31, 1996, the Riviera had over 440,000 confirmed convention-related room nights for 1997 and 1998. On average, approximately 25% of the rooms are occupied for conventions. See "Business and Growth Strategy -- Further Develop the Riviera" for a description of potential expansion of the convention center.


     Entertainment and Other. The Riviera has one of the most extensive entertainment programs in Las Vegas, offering five different regularly scheduled shows and special appearances by headline entertainers in concert. The five in-house productions are regularly updated and changed. In November 1994, the award winning Splash production was closed in order to revise the show and remodel the showroom for the new Splash, which opened on June 23, 1995. A summary of the shows and times is outlined below:


                                                                                  SEATING
             SHOW                     TYPE                PERFORMANCE TIMES       CAPACITY
    -----------------------  -----------------------  --------------------------  --------
    Splash.................  Variety show             Twice a night, seven           950
                                                      nights per week
    An Evening at La Cage..  Female impersonation     Twice a night, five nights     575
                                                      per week; three times on
                                                      Wednesday
    Crazy Girls............  Adult-oriented           Twice a night, five nights     410
                             production               per week; three times per
                                                      night on Saturday
    Bottoms Up.............  Afternoon burlesque      Twice a day, five days per     410
                             show                     week
    The Riviera Comedy
      Club.................  Stand-up comedy          Twice a night, five nights     350
                                                      per week; three times a
                                                      night on Friday & Saturday

     Other entertainment includes the 200-seat Le Bistro entertainment lounge located in the casino which offers live performances six times per night. In addition, the Riviera sponsors special events, such as the Las Vegas Bowl football game, and presents major concerts such as the Beach Boys, the Pointer Sisters, Drew Carey and the Doobie Brothers.



     The Riviera's pool area is approximately 75,000 square feet and is centrally located between the property's hotel towers. The pool area features an olympic-size swimming pool. The Riviera also has tennis courts and a fitness center and spa.



     The Riviera has 41 retail concessions located throughout the property which include gift shops, a jewelry store, men and women's apparel stores, a children's shop and a shoe store.


MARKETING STRATEGY


     In contrast to many of the new casino/hotels that cater to families, the Company believes its customers prefer a traditional Las Vegas-style entertainment and gaming environment. As a result, the Company focuses its marketing efforts on adults. The operating profits of the Riviera depend upon the level of gaming activity in the casino as well as revenues from lodging, food and beverage, conventions, entertainment and retail operations. Accordingly, the marketing strategy of the Riviera is to (i) target customers age 45 to 70 who have more discretionary income and higher spending profiles,
(ii) achieve maximum occupancy and room rates and (iii) obtain the most profitable mix of business. In developing its overall marketing programs, the Company conducts extensive, ongoing research of its target customers' preferences through written surveys, one-on-one interviews and focus groups.


     The Company focuses on attracting its guests through a range of entertainment opportunities. The Riviera has one of the most extensive entertainment programs in Las Vegas with five different regularly scheduled shows and special appearances by headline entertainers. In addition, the Riviera offers a variety of quality dining options, a range of accommodations from deluxe rooms to penthouse suites, numerous recreational facilities and 41 retail outlets located throughout the property. The Company believes that it offers a value-oriented experience by providing a variety of hotel rooms, restaurants and entertainment, with some of Las Vegas' most popular shows, all at reasonable prices.


     The Company designs promotional offers targeted at certain mid-level gaming patrons that are expected to provide revenues based upon their historical gaming patterns. The Company contacts these customers through a combination of direct mail and telemarketing by an in-house marketing staff and independent representatives located in major cities. The Riviera uses a proprietary database which is linked to its player tracking system to help identify customers' requirements and preferences; this allows the Riviera to customize promotions to attract repeat visitors. The Company offers customers personalized service, credit availability and access to a variety of complimentary or reduced rate room, dinner, and entertainment reservations. Management uses a specialized multi-tiered marketing approach to attract customers in each of its major market segments. In addition, the Company hosts an array of special events, including slot and table tournaments, designed to attract customers for an extended stay.


     The Company focuses its marketing efforts in the southwestern United States during the spring and summer months and in the midwestern United States during the fall and winter months because of the vacation patterns of the Riviera's target customers in those markets. Marketing efforts in California are consistent throughout the year reflecting the constant flow of California residents to Las Vegas.


     One of the Company's most successful permanent promotions is its "$40 for $20" slot promotion which attracts slot players to the casino. The promotion offers $40 of slot play on certain promotional machines for $20 cash. If the customer does not win a jackpot of at least $40, a prize with a retail value of at least $20 is awarded. The sign-up counter and the promotion machines are located near an entrance to the casino and often draw long lines of patrons. The Company has introduced this promotion at the Four Queens and has been approached to license this promotion to other casinos as well, which it may do in the future.


     Another successful promotion is the "World's Loosest Corner of Slots" which is an area of the casino that contains banks of slot machines with the guaranteed highest payback percentages of any similar machines in Las Vegas. Like the "$40 for $20" slot promotion, the "World's Loosest Corner of Slots" is located near an entrance to the casino to attract walk-in traffic.

     The Company targets the following segments of the Las Vegas market:

     Mid-Level Gaming Customers. The Company has developed a marketing program intended to develop a loyal following of repeat slot and mid-level table game customers. Management believes it has been able to successfully attract these patrons using the Riviera's restaurants, hotel accommodations and entertainment and by focusing on customer service. Management has adopted a selective approach to the extension of credit to these customers in order to reduce volatility of operating results. The Company uses its research data to tailor promotional offers to the specific tastes of targeted customers. All slot and table players are encouraged to join the Riviera Player's Club and to fill out surveys that provide the Riviera with personal information and preferences and tracks their level of play. Members of the Riviera Player's Club earn bonus points based upon their level of play, redeemable for free gifts, complimentary services or cash rebates. Promotional offers are made to qualifying customers through direct mail and telemarketing.

     Tour and Travel. The tour and travel segment of the market consists of customers from across the country who utilize "packages" to reduce the cost of travel, lodging and entertainment. These packages are produced by wholesale operators and travel agents and emphasize mid-week stays. Tour and travel patrons often book at off-peak periods enabling the Company to maintain occupancy rates at the highest levels throughout the year. Management has developed specialized marketing programs and cultivated relationships with wholesale operators, travel agents and major domestic air carriers to expand this market. The Company's three largest tour and travel operators, including America West Vacations, currently account for approximately 500 room bookings per night. The Company makes an effort to convert tour and travel customers who meet the Company's target customer profile into repeat customers.

     Conventions. This market segment consists of two groups: (i) those trade organizations and groups that hold their events in the banquet and meeting space provided by a single hotel, and (ii) those attending city-wide events, usually held at the Las Vegas Convention Center. The Riviera targets convention business because it typically provides patrons willing to pay higher room rates and provides certain advance planning benefits, since conventions are usually booked two years in advance of the event date. The Riviera has 100,000 square feet of exhibit, meeting and banquet space (one of the largest convention facilities provided by a casino/hotel in Las Vegas) making it attractive to large groups. Management focuses its marketing efforts on conventions whose participants have the most active gaming profile and higher room rate, banquet and function spending habits. The Riviera also benefits from its proximity to the Las Vegas Convention Center which makes it attractive to city-wide conventioneers looking to avoid the congestion that occurs during a major convention, particularly at the south end of the Strip.

     Free and Independent Travelers. This market segment consists of persons who travel to Las Vegas from all areas of the world, many of whom originate from the western United States. These customers are not affiliated with groups and make their reservations directly with the hotel or through independent travel agents. The Riviera benefits from high name recognition with this market segment.

LAS VEGAS MARKET


     The Riviera targets the large and expanding Las Vegas tourist and gaming market. Las Vegas is the largest city in Nevada, with a local population in excess of one million, and is Nevada's principal tourist center. Gaming and tourism are the major attractions, complemented by warm weather and the availability of many year-round recreational activities. Although Las Vegas' principal markets are the western region of the United States, most significantly Southern California and Arizona, Las Vegas also serves as a destination resort for visitors from all of North America. In addition, a significant percentage of visitors originate from Latin America and Pacific Rim countries such as Japan, Taiwan, Hong Kong and Singapore.


     Las Vegas is one of the largest and fastest growing entertainment markets in the country. According to the Las Vegas Convention and Visitors Authority (the "LVCVA"), the number of visitors traveling to Las Vegas has increased at a steady and significant rate for the last ten years from 15.2 million in 1986 to more than 29.0 million in 1995, a compound annual growth rate of 7.5%. Gaming has continued to be a strong and growing business with Las Vegas Strip gaming revenues increasing at a compound annual growth rate of 9.9% from $1.6 billion in 1986 to $3.6 billion in 1995.


     Historically, Las Vegas has had one of the strongest hotel markets in the country. The number of hotel and motel rooms in Las Vegas has increased by over 40% from approximately 67,000 at the end of 1989 to 95,000 at the end of 1996, giving Las Vegas the most hotel and motel rooms of any metropolitan area in the country. Despite this significant increase in the supply of rooms, the Las Vegas hotel occupancy rate exceeded 91% for each of 1993, 1994, 1995 and the first 11 months of 1996. Since January 1, 1996, approximately 4,700 new hotel rooms opened and as of December 31, 1996, there were over 9,200 hotel rooms under construction (which combined constitutes a 14.7% increase in the number of hotel and motel rooms in Las Vegas) and the LVCVA estimated that approximately 60,000 additional hotel rooms were proposed for construction.



     The Company believes that the growth in the Las Vegas market has been enhanced as a result of a dedicated program by the LVCVA and major Las Vegas casino/hotels to promote Las Vegas as a major convention site, the increased capacity of McCarran Airport and the introduction of large themed destination resorts in Las Vegas. In 1986, approximately 1.5 million people attended conventions in Las Vegas and generated approximately $1.0 billion of non-gaming economic impact. For the first 11 months of 1996, the number of convention delegates had increased to 3.2 million with approximately $3.9 billion of non-gaming economic impact. According to the LVCVA, Las Vegas was the largest convention market in the country in 1995.



     During the past five years, McCarran Airport has expanded its facilities to accommodate the increased number of airlines and passengers which it services. The number of passengers traveling through McCarran Airport has increased from approximately 12.4 million in 1986 to 30.5 million in 1996, a compound annual growth rate of 9.4%. Construction is currently underway on numerous roadway enhancements to improve access to the airport. The airport has additional long-term expansion plans underway which will provide additional runways, three new satellite concourses, 60 additional gates and other facilities. See "Risk Factors -- Dependence on Las Vegas Gaming Market and Dependence on Single Property."



THE BLACK HAWK PROJECT



     The Company recently signed a letter of intent with Eagle to form RBL, a joint venture, to develop a casino at what management believes is the premier development site (the "Development Site") in Black Hawk, Colorado. The Development Site is currently the closest gaming site to Denver and is the first site encountered when traveling from Denver to Black Hawk/Central City. The Black Hawk/Central City market primarily serves the metropolitan Denver area and is approximately an hour drive and 40 miles from central Denver.

     Located on South Main Street, the Development Site is directly in front of the Colorado Central Station, owned by Anchor Gaming, which management believes is the most successful casino in Colorado due to its location, size and availability of parking. Unlike most other sites, the Development Site is level and has a relatively broad footprint, which provides significant cost and time savings in construction relative to other projects in the market and can accommodate a large Las Vegas-style casino on one floor.


     The Development Site comprises 71,000 square feet, zoned for gaming. The casino building is expected to be approximately 62,000 square feet and include approximately 1,000 slot machines and 14 table games. In addition, the facility will provide entertainment, food and beverage service and will incorporate an attached covered parking facility for 500 vehicles. The Company believes that the Black Hawk Project could be expanded beyond its currently permitted scope based on zoning waivers granted to other casino developers.


     The Company currently estimates that total costs for completion of the Black Hawk Project will be approximately $55 million. The Company estimates that, in addition to the equity financing of RBL, approximately $33 million of third party mortgage and equipment financing will be required in order to complete the Black Hawk Project. The Company currently does not have any commitments for such financing. It is anticipated that construction on the Development Site will begin in the third quarter of 1997, with an opening of the casino/hotel scheduled for mid-1998.



     The Black Hawk Project joint venture outlined in the March 4, 1997 letter of intent (the "Letter of Intent") between the Company and Eagle contemplates the development of an integrated gaming, entertainment and parking facility on the Development Site. As part of the proposed joint venture and development of the Black Hawk Project, the Company will purchase an approximately 80% interest in RBL for $17.6 million and Eagle will acquire an approximately 20% interest in RBL for $4.4 million, assuming an approximately $55 million project cost and 40% equity capitalization. Eagle has an option to increase its ownership interest in RBL up to 49.9% at any time prior to the date on which RBL is licensed by the Colorado gaming authorities by acquiring such additional ownership interest from the Company at cost. In addition, the Company has committed to provide a completion guaranty for up to $5.0 million. The Company will also enter into a management agreement with RBL that will provide for management fees based on gross revenue and EBITDA of the casino.



     The Black Hawk Project is subject to a number of conditions. These conditions include obtaining commitments for approximately $33 million of mortgage and equipment financing on satisfactory terms, obtaining bonded fixed-price construction and completion contracts, obtaining regulatory approvals for the Black Hawk Project and completing a development and operating agreement with Eagle. There can be no assurance that these and other conditions to the Black Hawk Project can be satisfied on terms satisfactory to the Company.



     In addition, the Black Hawk Project site may be subject to an adverse mineral rights claim which, if validated through the appeal of the adverse claimant, could materially and adversely affect development of the Black Hawk Project. See "Risk Factors -- Colorado Operations." Further, certain environmental conditions exist at the Black Hawk Project site, the remediation or related costs of which could increase development costs of the Black Hawk Project significantly. See "Risk Factors -- Colorado Operations."



COLORADO MARKET

     In November 1990, the state of Colorado approved limited stakes gaming ($5.00 or less per wager) in two historic gold mining areas, Black Hawk/Central City and Cripple Creek. Because of the $5.00 maximum bet, the casinos in Colorado emphasize gaming machine play. Black Hawk and Central City are contiguous and are located approximately 40 miles from Denver and 10 miles from Interstate 70, the main highway connecting Denver to many of Colorado's major ski resorts. Cripple Creek is located approximately 45 miles from Colorado Springs and 75 miles from Pueblo. Casinos located in the Black Hawk/Central City area serve primarily the residents of Denver and Boulder,

Colorado and surrounding communities. Approximately three million people live within a 100-mile radius of the Black Hawk/Central City area.



     The following table sets forth statistical information relating to the growth of the Black Hawk/Central City market compiled from data published by the Colorado Department of Revenue:



                                                            YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------
                                                      1993       1994       1995       1996
                                                    --------   --------   --------   --------
Aggregate Gaming Revenues (in millions)...........  $  186.2   $  243.4   $  291.0   $  308.8
Revenue Per Slot Machine Per Day..................  $  69.55   $  79.88   $  84.94   $  93.04
Average Number of Slot Machines...................     6,922      7,705      8,636      8,446
Average Number of Casinos in Operation............        36         34         32         33


RIVIERA GAMING MANAGEMENT

     In order to capitalize on management's experience in repositioning and managing the Riviera through the bankruptcy process, the Company formed RGM, a wholly owned subsidiary of the Company, for the primary purpose of obtaining casino management contracts with financially distressed casino/hotels in Nevada and other jurisdictions. Management believes there will be an increasing demand for their services by financially distressed casino/hotels. In addition, RGM may provide other services including assisting new venue licensee applicants in designing and planning their gaming operations and managing the start-up of new gaming operations. These services would include casino design, equipment selection, employee recruitment and training, control and accounting systems and marketing programs.


     Four Queens Management Agreement. Since August 1996, RGM has been operating the Four Queens located adjacent to the Golden Nugget on Fremont Street in downtown Las Vegas under an interim management agreement for a fee of $83,333 per month. A long-term management agreement (the "Management Agreement") with Elsinore Corporation ("Elsinore"), the owner of the Four Queens, went into effect on February 28, 1997, the effective date of the Chapter 11 plan of reorganization of Elsinore.



     The term of the Management Agreement is approximately 40 months, subject to earlier termination or extension. Either party may terminate if cumulative EBITDA for the first two fiscal years is less than $12.8 million. The term can be extended by an additional 24 months at RGM's option, if cumulative EBITDA for the three fiscal years of the term is at least $19.2 million. RGM will be paid a fee of 25% of any increase in annual EBITDA over $4.0 million, subject to a $1.0 million minimum fee, payable in equal monthly installments. RGM has received warrants for 20% of Elsinore's fully diluted equity, exercisable during the term or extended term of the Management Agreement at an exercise price based on the higher of (i) the per share book value on the effective date of the Elsinore bankruptcy plan or (ii) total shareholders' equity of $5.0 million. Either party can terminate the Management Agreement if (i) substantially all the Four Queens' assets are sold, (ii) the Four Queens is merged or (iii) a majority of the Four Queens' or Elsinore's shares are sold. Upon such termination, RGM will receive a $2.0 million termination bonus minus any amount realized or realizable upon exercise of the warrants.


COMPETITION


     Intense competition exists in the gaming industry, and many of the Company's competitors have significantly greater resources than the Company. Expansions or enhancements of existing properties or the construction of new properties by competitors, both in Nevada and Colorado, could have a material adverse effect on the Company's business. See "Risk Factors -- Competition."



     Nevada. The Riviera competes with all other casinos and hotels in the Las Vegas area, principally competitors located on or near the Las Vegas Strip. In recent months, several of the

Company's direct competitors have opened new casino/hotels or have commenced or completed major expansion projects, and other casino/hotels and expansions are planned. In addition, a number of new mega-resorts on the Strip have been announced and are expected to be completed within the next two years.



     Colorado. Intense competition characterizes the gaming market in Colorado. Casinos generally compete on the basis of parking, location and size. A number of Colorado casinos have ceased operations and others have filed under Chapter 11 of the United States Bankruptcy Code. Others have closed temporarily or reduced the number of their employees, and the Company believes that many Colorado casinos may not be operating profitably. In addition, several new development projects and expansion plans for existing properties have been announced.


EMPLOYEES AND LABOR RELATIONS


     As of December 31, 1996, the Riviera employed approximately 2,100 persons and had collective bargaining contracts with seven unions covering approximately 1,300 of such employees including food and beverage employees, rooms department employees, carpenters, engineers, stage hands, musicians, electricians, painters and teamsters. The Company's agreements with the Southern Nevada Culinary and Bartenders Unions, Musicians Union and Stage Hands Union, which cover the majority of the Company's unionized employees, were renegotiated in 1994 and will expire May 31, 1997. The Teamsters, Operating Engineers, Carpenters, Painters and Electricians Unions' collective bargaining agreements were renewed in 1995 and generally expire in 1998. Although unions have been active in Las Vegas, management considers its employee relations to be satisfactory. There can be no assurance, however, that new agreements will be reached without union action or will be on terms satisfactory to the Company.


REGULATION AND LICENSING


  Nevada


     Nevada Gaming Authority. The ownership and operation of casino gaming facilities in Nevada are subject to: (i) The Nevada Gaming Control Act and the regulations promulgated thereunder (collectively the "Nevada Act"); and (ii) various local ordinances and regulations. The Company's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board"), and the Clark County Liquor and Gaming Licensing Board (the "Clark County Board"). The Nevada Commission, the Nevada Board and the Clark County Board are collectively referred to as the "Nevada Gaming Authorities."

     The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time and in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. Change in such laws, regulations and procedures could have an adverse effect on the Company's gaming operations.

     ROC is required to be licensed by the Nevada Gaming Authorities. The gaming license held by ROC requires the periodic payment of fees and taxes and is not transferable. ROC is also licensed as a manufacturer and distributor of gaming devices. Such licenses also require the periodic payment of fees and are not transferable. The Company is registered by the Nevada Commission as a publicly traded corporation (a "Registered Corporation") and has been found suitable to own the stock of ROC which is a corporate gaming licensee under the terms of the Nevada Act. As a Registered Corporation, the Company is required periodically to submit detailed financial and operating reports to the Nevada Commission and to furnish any other information which the Nevada Commission may require. No person may become a shareholder of, or receive any percentage of profits from, ROC without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company and ROC have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities and manufacturing and distribution activities in Nevada.

     All gaming devices that are manufactured, sold or distributed for use or play in Nevada, or for distribution outside of Nevada, must be manufactured by licensed manufacturers, distributed or sold by licensed distributors and approved by the Nevada Commission. The approval process includes rigorous testing by the Nevada Board, a field trial and a determination as to whether the gaming device meets strict technical standards that are set forth in the regulations of the Nevada Gaming Authorities. Associated equipment must be administratively approved by the Chairman of the Nevada Board before it is distributed for use in Nevada.

     The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company or ROC in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of ROC must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of the Company who are actively and directly involved in the gaming activities of ROC may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Any change in a corporate position by a licensed person must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

     If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company or ROC, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company or ROC to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

     The Company and ROC are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by ROC must be reported to or approved by the Nevada Commission.

     If it were determined that the Nevada Act was violated by ROC, the gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company, ROC and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the casino and, under certain circumstances, earnings generated during the supervisor's appointment (except for reasonable rental value of the casino) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of the gaming licenses of ROC or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the Company's gaming operations.

     Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of the Company's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

     The Nevada Act requires any person who acquires more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the corporate charter, bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are deemed to be consistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by shareholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

     Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any shareholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a shareholder or to have any other relationship with the Company or ROC, the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value. Additionally, the Clark County Board has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee.

     The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation, to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation, if it has reason to believe that such ownership would be inconsistent with the declared policies of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

     The Company is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on the Company.


     The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. The Company has received approval of this offering by the Nevada Commission. Approval of a public offering does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.


     Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

     The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming Licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established regulations to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming Licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation's Board of Directors in response to a tender offer made directly to the Registered Corporation's shareholders for the purposes of acquiring control of the Registered Corporation.

     License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the County in which the ROC's operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food, refreshments or merchandise. Nevada Licensees that hold a license to manufacture and distribute slot machines and gaming devices, such as ROC, also pay certain fees and taxes to the State of Nevada.

     Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

     Other Regulation. The sale of alcoholic beverages at the Riviera is subject to licensing, control and regulation by the Clark County Board. All licenses are revocable and are not transferable. The Clark County Board has full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could (and revocation would) have a material adverse affect upon the operations of ROC.

  Colorado


     Colorado Gaming Regulation. On November 6, 1990, the State of Colorado electorate approved an amendment to the Colorado Constitution (the "Colorado Amendment") that legalized limited gaming. As a result, limited gaming became lawful in the cities of Central City, Black Hawk and Cripple Creek on October 1, 1991. The Colorado Amendment defines limited gaming as the use of slot machines and the card games of blackjack and poker, with a maximum single bet of five dollars.



     Limited gaming is confined to the commercial districts of these cities as those commercial districts were defined in city ordinances by Central City on October 7, 1981, by Black Hawk on May 4, 1978, and by Cripple Creek on December 3, 1973. In addition, the Colorado Amendment restricts the conduct of limited gaming to structures that conform to the architectural styles and designs that were common to the areas prior to World War I, as determined by the municipal governing bodies. Further, the Colorado Amendment provides that no more than 35% of the square footage of any building and no more than 50% of any one floor of such building may be used for limited gaming. Pursuant to the Colorado Amendment, limited gaming operations are prohibited between the hours of 2:00 a.m. and 8:00 a.m. The Colorado Amendment allows limited gaming to occur in establishments licensed to sell alcoholic beverages under the Colorado Liquor Code.



     The Colorado Amendment further provides that, in addition to any other applicable license fees, up to a maximum of 40% of the adjusted gross proceeds of limited gaming operations may be payable by a licensee for the privilege of conducting limited gaming.



     The Colorado legislature promulgated the Limited Gaming Act of 1991 (the "Colorado Act") to implement the provisions of the Colorado Amendment. The Colorado Act was signed into law on June 4, 1991 and has been amended subsequently.



     Through the Colorado Act, the Colorado legislature declared that its public policy toward limited gaming would be that: (i) the success of limited gaming is dependent upon public confidence and trust that licensed limited gaming is conducted honestly and competitively; that the rights of the creditors of licensees are protected; and that gaming is free from criminal and corruptive elements; (ii) public confidence and trust can be maintained only by strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture or distribution of gaming devices and equipment; (iii) all establishments where limited gaming is conducted and where gambling devices are operated and all manufacturers, sellers and distributors of certain gambling devices and equipment must therefore be licensed, controlled and assisted to protect the public health, safety, good order and the general welfare of the inhabitants of the state to foster the stability and success of limited gaming and to preserve the economy and policies of free competition in the state of Colorado; and (iv) no applicant for a license or other affirmative commission approval has any right to a license or to the granting of the approval sought. Any license issued or other commission approval granted pursuant to the provisions of the Colorado Act is a revocable privilege, and no holder acquires any vested right therein or thereunder.



     Pursuant to the Colorado Act, the ownership and operation of limited gaming facilities in Colorado are subject to extensive regulation. Among other prohibitions, the Colorado Act prohibits persons under the age of 21 from participating in limited gaming or lingering in gaming areas of a casino. No limited gaming may be conducted in Colorado unless all appropriate licenses are approved by and obtained from the Colorado Limited Gaming Control Commission (the "Colorado Commission"). Further, the Colorado Commission has full and exclusive authority to promulgate, and has promulgated, rules and regulations related to limited gaming (the "Colorado Regulations"). Such authority does not require any approval by or delegation of authority from the Colorado Department of Revenue (the "Colorado Revenue Department"). In addition, the Colorado Act created the Division of Gaming within the Colorado Revenue Department to license, implement, regulate and supervise the conduct of limited gaming. The Director of the Division (the "Division Director"), under the general supervision of the Colorado Commission, has broad powers to ensure compliance with the Colorado Act and the regulations promulgated by the Colorado Commission.



     The Colorado Commission may issue the following five types of licenses: (i) slot machine manufacturer or distributor; (ii) operator; (iii) retail gaming;
(iv) support; and key employee. The first three licenses are issued for a one-year period and require annual renewal. However, support licenses and key employee licenses are issued for two year periods and are renewable. The Colorado Commission has broad discretion to condition, suspend, revoke, limit or restrict a license at any time and also has the authority to impose fines.



     An applicant for any type of Colorado license must provide the following information: (i) personal background information; (ii) financial information;
(iii) participation in legal or illegal activities in Colorado or other jurisdictions, including foreign countries; (iv) criminal record information;
(v) information concerning all pecuniary and equity interests in the applicant; and (vi) other information as required. Prior to licensure, applicants must satisfy the Colorado Commission that they are suitable for licensing and are of good moral character. The Colorado legislature has defined unsuitability or unsuitable in relation to a person as the inability to be licensed by the Colorado Commission because of prior acts, associations or financial conditions, and, in relation to acts or practices, those which violate or would violate the statutes or rules or are or would be contrary to the declared legislative purposes of the Colorado Act. Applicants have the burden of proving their qualifications to the Colorado Commission and must submit to and pay the full cost of any background investigations as may be ordered by the Colorado Commission. There is no limit on the cost of such background investigations and no guaranty that any applicant will receive licensing from the Colorado Commission.



     All natural persons employed in the field of limited gaming must hold either a support or key employee license. Every retail gaming licensee must have a key employee licensee in charge of all limited gaming activities available at all times when limited gaming is being conducted.The Colorado Commission may determine that any employee of a licensee is a key employee and, therefore, require that such person apply for licensing as a key employee.



     A retail gaming license is required for all persons permitting or conducting limited gaming on their premises and such license may be granted only to a retailer. In addition, an operator license is required for all persons who permit slot machines on their premises or who engage in the business of placing and operating slot machines on the premises of a retailer. No person may have an ownership interest in more than three retail licenses. A slot machine manufacturer or distributor license is required for all persons who manufacture, import or distribute slot machines in Colorado, or who otherwise act as slot machine manufacturers or distributors.



     The current practice of the Division of Gaming and the Colorado Commission is to require every officer and director, or equivalent office holders for non-corporate applicants, and 5% or greater beneficial shareholders or owners of an applicant or licensee to complete background investigation forms, provide comprehensive information and submit to a full background investigation conducted by the Division of Gaming and the Colorado Commission. The purpose of the investigation is to determine each such person's or entity's qualifications and suitability for licensure. In addition, all persons loaning monies, goods or real or personal property to a licensee or applicant, or having any interest in a licensee or applicant, or entering into any agreement with a licensee or applicant, must provide any information requested by the Division of Gaming or the Colorado Commission; and, in the discretion of the Division of Gaming or the Colorado Commission, these persons must supply all information relevant to a determination of any such person's suitability for licensure and must submit to a full background investigation if ordered by the Colorado Commission.



     Persons found unsuitable by the Colorado Commission may be required immediately to terminate any interest in, association or agreement with or relationship to a licensee. A finding of unsuitability with respect to any officer, director, employee, associate, lender or beneficial owner of a licensee or applicant also may jeopardize the licensee's license or the applicant's license application. A license grant may be conditioned upon the termination of any relationship with unsuitable persons.



     The Colorado Act and the Colorado Regulations require licensees to maintain detailed books and records that accurately account for all monies and business transactions. Books and records must be furnished upon demand to the Colorado Commission, the Division of Gaming and other law enforcement authorities. The Colorado Regulations also establish detailed and extensive playing procedures, standards, requirements and rules of play for poker, blackjack and slot machines. Retail gaming licensees must, in addition, adopt comprehensive internal control procedures governing their limited gaming operations. Such procedures must be approved in advance by the Division of Gaming and include the areas of accounting, surveillance, security, cashier operations, key control and fill and drop procedures, among others.



     Licensees have a continuing duty to report to the Colorado Commission information concerning persons with a financial or equity interest in the licensee, or who have the ability to control or exercise a significant influence over the licensee, or who loan money to the licensee. Licensees are prohibited from engaging in fraudulent acts, which include, among other things, misrepresenting the probabilities of pay out, improperly canceling a bet and conducting limited gaming without a valid license. Finally, licensees must report to the Division of Gaming all licenses, and all applications for licenses, in foreign jurisdictions.



     With limited exceptions applicable to licensees that are publicly traded entities, no person may sell, lease, purchase, convey or acquire any interest in a retail gaming or operator license or business without the prior approval of the Colorado Commission.



     All agreements, contracts, leases, or arrangements in violation of the Colorado Act or the Colorado Regulations are void and unenforceable.



     All slot machines, cards, chips or tokens used in limited gaming must be approved by the Division Director or the Colorado Commission. All such items must meet standards established by the Division of Gaming and the Colorado Commission.



     Upon request, an applicant or licensee must submit to the Colorado Commission or Director of Gaming written copies or summaries of all written or oral gaming contracts to which it is or will be a party. A gaming contract includes any agreement in which a person does business with a licensee. The Colorado Commission or the Division Director may require changes in gaming contracts or may require termination of a gaming contract. Parties to gaming contracts may be required to provide all information relevant to a determination of their suitability for licensing.



     Colorado has enacted an annual tax on the adjusted gross proceeds ("AGP") from limited gaming. AGP is generally defined as the total amounts wagered less all payments to players. With respect to games of poker, AGP means those sums wagered in a hand retained by the licensee as compensation, which must be consistent with the minimum and maximum amounts established by the Colorado Commission. Currently, the gaming tax on AGP is: 2% on the first $2 million of AGP; 4% on AGP from $2 million to $4 million; 14% on AGP from $4 million to $5 million; 18% on AGP from $5 million to $10 million; and 20% on AGP over $10 million. The gaming tax is paid monthly, with licensees required to file returns by the 15th of the following month. Effective October 1 of each year, the Colorado Commission establishes the gaming tax for the following 12 months. Under the Colorado Amendment, the Colorado Commission may increase the gaming tax rate to as much as 40% of AGP.



     The Colorado Commission requires all gaming licensees to pay an annual device fee for each slot machine, blackjack table and poker table. The current state device fee, established October 1, 1996, is $100. The municipalities of Central City, Black Hawk and Cripple Creek also assess and collect their own device fees. The current annual device fee in Black Hawk is $750 per device. There is no statutory limit on state or city device fees, which may be increased at the discretion of the state or city. The state device fee is not prorated; a device used at any time during the year is assessed the full state fee. Local device fees may be prorated according to device usage; the City of Black Hawk currently prorates device fees such that any device used at any time during a calendar quarter is subject to the device fee for such calendar quarter. In addition, a business improvement fee of $100 per device and a transportation impact fee of $77 per device also may apply depending upon the location of the licensed premises.



     Black Hawk also imposes taxes and fees on other aspects of the businesses of gaming licensees, such as parking, alcoholic beverage licenses and other municipal taxes and fees. Significant increases in these fees and taxes, or the imposition of new taxes and fees, may occur.



     Violations of the Colorado Act, or any of the Colorado Regulations, is a criminal offense. Persons violating the Colorado Act or the Colorado Regulations may, in addition to any gaming license suspension or revocation, be subject to criminal prosecution resulting in incarceration, fines or both.



     The sale of alcoholic beverages in gaming establishments is subject to strict licensing, control, and regulation by state and local authorities. Alcoholic beverage licenses are revocable and non-transferable. State and local licensing authorities have full power to limit, condition, suspend or revoke any such licenses. Violation of the state alcoholic beverage laws may constitute a criminal offense, and violators may be subject to criminal prosecution, incarceration and fines. A gaming establishment that sells or provides alcoholic beverages is required to have a retail gaming tavern license.



     There are various classes of alcoholic beverage licenses under the Colorado Liquor Code. However, only a retail gaming tavern license may be issued to persons who are licensed pursuant to the Colorado Act. A retail gaming tavern licensee may sell malt, vinous or spirituous liquors only by individual drinks for consumption on the premises and must also make available sandwiches or light snacks or contract with concessionaires to provide food services within the same building as the licensed premises. In no event may any person hold more than or have an interest in more than three retail gaming tavern licenses. An application for an alcoholic beverage license in Colorado requires notice, posting and a public hearing before the local liquor licensing authority. The Department's Liquor Enforcement Division also must approve the application.



     In addition to the other requirements of the gaming laws, the Colorado Commission has enacted a special rule, Rule 4.5, which imposes additional requirements on publicly traded corporations holding gaming licenses in Colorado and on gaming licensees in Colorado owned directly or indirectly, five percent or more, by publicly traded corporations. The term "publicly traded corporation" is a specially defined term and may include limited liability companies, trusts, partnerships and other business organizations, and may even include entities exempted from the registration requirements of the securities laws under certain circumstances.



     Under Rule 4.5, gaming licensees, affiliated companies and controlling persons thereof must notify the Colorado Commission within 10 days of the initial filing of a registration statement with the Securities and Exchange Commission. Licensed publicly traded corporations are also required to send proxy statements to the Division of Gaming within 5 days after distribution of such statement, and to follow a variety of other reporting requirements. Licensees to whom Rule 4.5 applies must include in their articles of organization or similar charter documents certain specified provisions that: restrict the rights of the licensee to issue voting interests or securities except in accordance with the Colorado gaming laws; limit the rights of persons to transfer voting interests or securities of a licensee except in accordance with the Colorado gaming laws; and provide that holders of voting interests or securities of a licensee found unsuitable by the Colorado Commission may be required to sell their interests or securities back to the issuer at the lesser of, in general terms, the holder's investment or the market price as of the date of the finding of unsuitability. Alternatively, and with authorization by the Colorado Commission, the holder may in limited circumstances transfer the voting interests or securities to a suitable person (as determined by the Colorado Commission). Until the voting interests or securities are held by suitable persons, the issuer may not pay dividends or interest on them, the interests or securities may not be voted, or entitled to any vote, and they may not be included in the voting or securities of the issuer, and the issuer may not pay any remuneration in any form to the holder of the securities or interests.



     Pursuant to Rule 4.5, persons who acquire direct or indirect beneficial ownership of (i) 5% or more of any class of the voting securities of a publicly traded corporation required to contain the Rule 4.5 charter language provisions, or (ii) 5% or more of the beneficial interest in a gaming licensee directly or indirectly through any class of voting securities of any holding company or intermediary company of a licensee (all such persons hereinafter referred to as "qualifying persons"), must notify the Division of Gaming within 10 days of such acquisition, are required to submit all requested information and are subject to a finding of suitability. Licensees also must notify any qualifying persons of these requirements. A qualifying person whose interests equal 10% or more must apply to the Colorado Commission for a finding of suitability within 45 days after acquiring such securities. Licensees must also notify any qualifying persons of these requirements. Whether or not notified, qualifying persons are responsible for complying with these requirements.



     A qualifying person who is an institutional investor under Rule 4.5 and whose interests equal 15% or more must apply to the Colorado Commission for a finding of suitability within 45 days after acquiring such interests. A qualifying person who is an institutional investor and whose interests equal 10% or more, but less than 15%, may not be required to apply for suitability, provided such person fulfills certain reporting requirements.



     Pursuant to Rule 4.5, persons found unsuitable by the Colorado Commission must be removed from any position as an officer, director, or employee of a licensee, or from a holding or intermediary company thereof. Such unsuitable persons also are prohibited from any beneficial ownership of the voting securities of any such entities. Licensees, or affiliated entities of licensees, are subject to sanctions for paying dividends to persons found unsuitable by the Colorado Commission, or for recognizing voting rights of, or paying a salary or any remuneration for services to, unsuitable persons. Licensees or their affiliated entities also may be sanctioned for failing to pursue efforts to require unsuitable persons to relinquish their interests. The Colorado Commission may determine that anyone with a material relationship to a licensee, or affiliated company, must apply for a finding of suitability.



     RBL currently holds no gaming or liquor licenses and will therefore have to make applications for both types of licenses in connection with the Black Hawk Project. The failure or inability to obtain such licensing could materially and adversely affect the Black Hawk Project.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and ROC are as follows:


                NAME                   AGE                       POSITION
                ----                   ---                       --------
William L. Westerman.................  65    Chairman of the Board and Chief Executive Officer
                                             of the Company and ROC and President of the
                                             Company
Duane R. Krohn.......................  51    Treasurer of the Company and Vice President of
                                             Finance and Treasurer of ROC
John A. Wishon.......................  52    Vice President and General Counsel of ROC,
                                             Secretary of the Company and ROC
Michael L. Falba.....................  54    Vice President of Casino Operations of ROC
Jerome P. Grippe.....................  54    Vice President of Operations of ROC
Martin R. Gross......................  40    Vice President of Hotel Marketing of ROC
Ronald P. Johnson....................  48    Vice President of Gaming Operations of ROC
Robert E. Nickels, Sr................  67    Vice President of Administration of ROC
Robert A. Vannucci...................  49    Vice President of Marketing and Entertainment of
                                             ROC
Robert R. Barengo....................  55    Director of the Company and ROC
William Friedman.....................  54    Director of the Company and ROC
Philip P. Hannifin...................  62    Director of the Company and ROC


     William L. Westerman assumed the positions referred to above in February, 1993. Mr. Westerman was a Consultant to Riviera, Inc. from July 1, 1991 until he was appointed Chairman of the Board and Chief Executive Officer of Riviera, Inc. on January 1, 1992. From 1973 to June 30, 1991, Mr. Westerman was President and Chief Executive Officer of Cellu-Craft Inc., a manufacturer of flexible packaging primarily for food products. Alusuisse, a multi-national aluminum and chemical company, acquired Cellu-Craft on June 30, 1989. On January 1, 1990, Mr. Westerman was appointed President of Alusuisse Flexible Packaging (Alusuisse's wholly-owned U.S. subsidiary engaged in the manufacture of flexible packaging for food and pharmaceutical products). Additionally, Mr. Westerman was named a member of the team responsible for all of Alusuisse multinational packaging operations with annual sales volume in excess of $1 billion. Mr. Westerman resigned from all his positions with Alusuisse on June 30, 1991.

     Duane R. Krohn, CPA, assumed the position of Treasurer of the Company and ROC on June 30, 1993 and was elected Vice President of Finance of ROC on April 26, 1994. Mr. Krohn was initially employed by Riviera, Inc. in April 1990, as Director of Corporate Finance and served as Vice President-Finance from March 1992 to June 30, 1993. Mr. Krohn served as Chief Financial Officer of Imperial Palace, Inc. (a casino/hotel operator in Las Vegas) from February 1987 to March 1990. Prior to 1987, Mr. Krohn was Chief Financial Officer of the Mint and the Dunes in Las Vegas, Nevada, and Bally's Park Place in Atlantic City, New Jersey.


     John A. Wishon was elected Secretary of the Company and ROC, and General Counsel of ROC in September 1994, and was elected Vice President of ROC in November 1996. Mr. Wishon was initially employed by ROC as a Marketing Analyst in February 1994. From January 1992 to February 1994, Mr. Wishon was a legal and management consultant to Gold River Gambling Hall & Resort, the Bicycle Club Casino, and Tierra del Sol Casino Resort. From October 1990 to January 1992, Mr. Wishon served as Vice President of Hotel Operations and later as Vice President of Administration and Legal Affairs at the Sands Hotel Casino in Las Vegas. Prior to December, 1988, Mr. Wishon served as General Manager of the Airtel Plaza and Westwood Plaza Hotels in Los Angeles, California. From 1976 until 1988, Mr. Wishon was Senior Vice President of the Hotel del Coronado Corporation and held the positions of Resident Manager and General Counsel. Mr. Wishon is a member of the Nevada and California Bars, has practiced law with emphasis on real estate and contract law and has been employed in law enforcement.

     Michael L. Falba was elected Vice President of Casino Operations of ROC on April 26, 1994. Mr. Falba became Director of Casino Operations of ROC on June 30, 1993. Mr. Falba was employed by the Riviera, Inc. from March 1989 until November 1991 as Assistant Casino Manager, and from November 1991 to June 30, 1993 as Vice President of Casino Operations.

     Jerome P. Grippe was elected Vice President of Operations of ROC on April 26, 1994. Mr. Grippe became Director of Operations of ROC on June 30, 1993. Mr. Grippe was Assistant to the Chairman of the Board of Riviera, Inc. from July 1990, until May 1993. Mr. Grippe had served in the United States Army from 1964 until his retirement as a Colonel in July 1990.

     Martin R. Gross was elected Vice President of Hotel Marketing of ROC on April 26, 1994. Mr. Gross became Director of Hotel Marketing of ROC on June 30, 1993. Mr. Gross was Vice President-Hotel Marketing of Riviera, Inc. from April 1992 until June 30, 1993. Mr. Gross was Vice President-Marketing and Sales for Alexis Park Resort Hotel (a 500-suite non-gaming resort) in Las Vegas from August 1988 until April 1992. From 1980 to 1988, Mr. Gross held key marketing positions with the Mirage and MGM Grand hotels. On August 12, 1996, Mr. Gross assumed the responsibilities of Acting General Manager of the Four Queens.

     Ronald P. Johnson became Vice President of Gaming Operations of ROC in September 1994. Mr. Johnson became Director of Slots of ROC on June 30, 1993 and was elected Vice President of Slot Operations and Marketing on April 26, 1994. Mr. Johnson was Vice President-Slot Operations and Marketing of Riviera, Inc. from April 1991 until June 30, 1993. Mr. Johnson was Vice President-Slot Operations for Sands Hotel and Casino Inc. from September 1989 until he joined Riviera, Inc. From September 1986 until September 1989, Mr. Johnson was Assistant Slot Manager at Bally's Grand Las Vegas.

     Robert E. Nickels, Sr. was elected Vice President of Administration of ROC on April 26, 1994. Mr. Nickels became Director of Administration of ROC on June 30, 1993. From March 1992 until June 30, 1993 Mr. Nickels was Vice President-Administration of Riviera, Inc. From November 1991 to February 1992 Mr. Nickels was a self-employed business consultant. From March 1979 to April 1986, Mr. Nickels was Director of Internal Audit for MGM-Reno. From April 1986 to November 1991, Mr. Nickels served as Vice President of Administration at Bally's Reno and Las Vegas.

     Robert A. Vannucci was elected Vice President of Marketing and Entertainment of ROC on April 26, 1994. Mr. Vannucci had been Director of Marketing of ROC since July 19, 1993. Mr. Vannucci was Senior Vice President of Marketing and Operations at the Sands Casino Hotel in Las Vegas from April 1991 to February 1993. Mr. Vannucci was Vice President and General Manager of Fitzgerald's Las Vegas (a casino/hotel operator) from 1988 to January 1991. In July 1993, Robert Vannucci filed for personal bankruptcy protection under Chapter 13 of the Bankruptcy Code. Pursuant to his bankruptcy plan, Mr. Vannucci has made 100% repayment to all creditors.


     Robert R. Barengo has been a Director of the Company and ROC since February, 1993. Mr. Barengo was a consultant to Riviera, Inc. from January 1993 until June 30, 1993. Since 1972, Mr. Barengo has been engaged in the private practice of law in Reno, Nevada. From 1978 to 1983, Mr. Barengo was Speaker Pro Tempore and Speaker of the Nevada Assembly. Mr. Barengo has been a director of Leroy's House and Sports Place, now called American Wagering, Inc., since February 1992. Since 1993, Mr. Barengo is President and the sole shareholder of Silver State Disseminators Company, a company licensed by Nevada gaming authorities to disseminate racing information in the State of Nevada and Chairman of the Nevada Dairy Commission.


     William Friedman has been a Director of the Company and ROC since February 1993. Mr. Friedman was a consultant to Riviera, Inc. from January 1993 until June 30, 1993. During 1989 and 1990, Mr. Friedman was President and General Manager of the Las Vegas Casino Division of United Gaming Inc., the largest slot route operator in Nevada. In 1988 and 1989, Mr. Friedman was

Chief Executive Officer and Executive Vice President of Rio Suite Hotel & Casino, Inc. (formerly MarCor Resorts. Inc.) and President and General Manager of Rio Suite Hotel & Casino in Las Vegas.

     Philip P. Hannifin has been a Director of the Company and ROC since February 1993. Mr. Hannifin was a consultant to Riviera, Inc. from January 1993 until June 30, 1993. Mr. Hannifin was a Director from 1986 to 1995 and an Executive Vice President of Fitzgerald's Reno, Inc. (a casino/hotel operator) since 1991. From 1987 to 1990, Mr. Hannifin was a Director and Executive Vice President of MGM Grand Inc. (a casino/hotel operator). From January 1971 to September 1977, Mr. Hannifin was Chairman of the Nevada Gaming Control Board.

     Officers of each of the Company and ROC serve at the discretion of their respective Boards of Directors and are also subject to the licensing requirements of the Gaming Commission.

COMPENSATION OF EXECUTIVE OFFICERS


     The following table sets forth a summary of the compensation paid by the Company for the years ended December 31, 1994, 1995 and 1996, to the Chief Executive Officer of the Company and ROC, and to the Company's four most highly compensated executive officers who received over $100,000 in compensation during 1996 from the Company.


                           SUMMARY COMPENSATION TABLE


             NAME AND                                              OTHER ANNUAL        ALL OTHER
        PRINCIPAL POSITION          YEAR   SALARY     BONUS        COMPENSATION     COMPENSATION(1)
----------------------------------  ----  --------  ----------     ------------     ---------------
William L. Westerman..............  1996  $400,000  $1,213,969(2)    $441,375(3)        $ 1,566
Chairman of the Board and Chief     1995   375,000     855,961        431,315(3)          1,630
Executive Officer of the Company    1994   350,000     592,379        389,040(3)          1,630
and ROC

Ronald P. Johnson.................  1996   170,961     100,000          6,875               791
Vice President of Gaming            1995   155,840      70,000          8,529               772
Operations of ROC                   1994   131,813      50,000          5,446               497

Martin R. Gross...................  1996   148,653     100,000          6,875               536
Vice President of Hotel Marketing   1995   140,049      70,000          8,079               541
of ROC                              1994   125,302      50,000          5,316               442

Robert Vannucci...................  1996   145,961     100,000          6,875               536
Vice President of Marketing and     1995   130,569      70,000          6,879               541
Entertainment of ROC                1994   110,852      50,000          2,717               365

Jerome P. Grippe..................  1996   118,653     100,000          6,873               408
Vice President of Operations of     1995   108,950      70,000          7,115               442
ROC                                 1994   103,654      50,000          4,646               398


---------------
(1) Includes premiums paid by the Company for excess life insurance.

(2) Includes $614,000 of Mr. Westerman's 1996 Incentive Bonus, which was credited to Mr. Westerman's retirement account.

(3) Includes contributions to Mr. Westerman's retirement account of $425,000 in 1996, $400,000 in 1995 and $375,000 in 1994 (See "-- Employment
    Agreements").

EMPLOYMENT AGREEMENTS

     Mr. Westerman serves as Chairman of the Board, President and Chief Executive Officer of the Company, and as Chairman of the Board and Chief Executive Officer of ROC.


     Mr. Westerman's employment agreement with the Company was amended on November 21, 1996 subject to stockholder approval at the annual meeting of stockholders scheduled to be held on May 8, 1997. If the Company's stockholders do not ratify the "Amended Agreement" (the terms of which are summarized below), the "Old Agreement" will remain in full force and effect. The term of

Mr. Westerman's employment will expire on December 31, 1998 under the Amended Agreement (December 31, 1997 under the Old Agreement) and Mr. Westerman's employment is automatically renewed under both the Old and Amended Agreements for successive one-year terms unless the Company gives Mr. Westerman 90 days written notice or Mr. Westerman gives the Company 180 days notice.



     Mr. Westerman's base compensation was $325,000 during 1993, $350,000 during 1994, $375,000 during 1995 and $400,000 in 1996. Mr. Westerman's base compensation would be increased to $600,000 under, and for the duration of, the Amended Agreement.



     Under the Old Agreement, Mr. Westerman currently earns an Incentive Bonus of 8.75% of adjusted operating earnings of the Company over $20 million. Mr. Westerman's Incentive Bonus amounted to $233,000 in 1993, $592,000 in 1994, $856,000 in 1995 and $1,214,000 in 1996. Under the Amended Agreement in lieu of such Incentive Bonus, Mr. Westerman will be entitled to participate in the Company's Senior Management Compensation Plan or such other executive bonus plan as shall be established by the Company's Board of Directors (collectively the "Plan"). If at least 80% of targeted net income, as defined by the Plan, is met, Mr. Westerman shall be entitled to receive a bonus under the Plan expressed as a percentage of his $600,000 base salary depending on the percentage of targeted net income realized by the Company in a particular year, with a maximum bonus of $900,000.



     If stockholders do not ratify the Amended Agreement, Mr. Westerman's base salary will be $425,000 for 1997 and his Incentive Bonus will be equal to 8.75% of the Company's adjusted operated earnings over $20 million in each year of the term of his employment.



     Both the Old Agreement and the Amended Agreement provide that the Company fund a retirement account for Mr. Westerman. Pursuant to the Old Agreement, an aggregate of $2,749,000 (under the New Agreement $2,924,000) had been credited to the retirement account from its inception through January 1, 1997, including $614,000 of Mr. Westerman's 1996 Incentive Bonus which was credited to the retirement account at the request of the Company for corporate tax reasons.



     Under both the Old and New Agreements, each year that Mr. Westerman continues to be employed, an amount equal to Mr. Westerman's base salary for that year will be credited to the account on January 1 of that year and in the event that Mr. Westerman is no longer employed by the Company (except for termination for cause, in which case Mr. Westerman would forfeit all rights to monies in the retirement account), Mr. Westerman will be entitled to receive the amount in the retirement account as of the date he ceases to be employed by the Company in 20 quarterly installments. Under the Amended Agreement the retirement account shall be credited with additional amounts on April 1, 1997 and on the first day of each succeeding calendar quarter equal to the product of (i) the Company's average borrowing cost for the immediately preceding fiscal year, as determined by the Company's chief financial officer and (ii) the average outstanding balance in the retirement account during the preceding calendar quarter. In the event of Mr. Westerman's death, an amount equal to the applicable federal estate tax (now 60%) on the retirement account will be pre-paid prior to the date or dates such taxes are due.



     The Company and ROC are also required to make contributions on behalf of Mr. Westerman to the Profit Sharing and 401(k) Plan described below. The Company did not make any contribution to the plans on Mr. Westerman's behalf in 1993. The Company made contributions to the plan of approximately $14,000 for 1994, $31,000 for 1995 and $14,000 for 1996.



     Both the Old and the New Agreements provide that Mr. Westerman will receive the same life, health and disability benefits offered to other key executives of the Company and ROC, will be reimbursed for all business expenses and will be entitled to four weeks vacation per year.

EMPLOYEE STOCK OPTION PLAN

     The options discussed in the following paragraphs were granted pursuant to the Company's 1993 Employee Stock Option Plan (the "Stock Option Plan"). The number of shares reflects the adjustments made for a ten-for-one stock split on November 26, 1994, and a four-for-one stock split on November 16, 1995.


     The following table presents at December 31, 1996 the value of unexercised in-the-money options held by the Chief Executive Officer of the Company and ROC and to the Company's four most highly compensated executive officers. No options have ever been exercised.



                                                 NUMBER OF
                                            UNEXERCISED OPTIONS          VALUE OF UNEXERCISED,
                                          ------------------------       IN-THE-MONEY OPTIONS
                                                            NOT        -------------------------
NAME                                        VESTED        VESTED         VESTED       NOT VESTED
----                                      ----------     ---------     ----------     ----------
William L. Westerman....................     230,000       270,000     $1,862,501      $502,500
Ronald P. Johnson.......................      16,750         8,250        182,344        38,531
Martin R. Gross.........................      16,750         8,250        182,344        38,531
Robert Vannucci.........................      16,750         8,250        182,344        38,531
Jerome P. Grippe........................      16,750         8,250        182,344        38,531


     The Stock Option Plan is administered by a Committee of the Board of Directors (the "Compensation Committee"), which consists of two members of the Board of Directors who must be Disinterested Persons (as defined in Rule 16b-3(d)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The Compensation Committee currently consists of Robert R. Barengo and William Friedman, neither of whom are eligible to receive options.


     The number of shares available for purchase under the Stock Option Plan is 480,000 (as adjusted pursuant to antidilution provisions). The Board of Directors has approved an increase of the number of shares available for purchase under the Stock Option Plan to 1,000,000, subject to stockholder approval at the annual meeting of stockholders scheduled to be held on May 8, 1997. Options for an aggregate of 470,000 shares have been granted under the Stock Option Plan, and options for an additional 300,000 shares have been granted to Mr. Westerman, subject to stockholder approval at the annual meeting of stockholders referred to above.



     Persons eligible to receive options are any officer or other key employee of the Company or any of its subsidiaries or affiliates, including a director who is such an employee, as the Compensation Committee, in its sole discretion, may select. All optionees who have been granted options have entered into option agreements with the Company. Each option agreement specifies when an option may be exercisable and the terms and conditions applicable thereto, including any vesting requirements. Options vest 25% one year after the date of grant and 25% each subsequent year. The term of an option can in no event be exercisable more than ten years (five years in the case of an incentive option granted to a shareholder owning more than 10% of the Common Stock), or such shorter period, if any, as may be necessary to comply with the requirements of state securities laws, from the date such option is granted.


     The price at which Common Stock may be purchased upon exercise of an option is determined by the Compensation Committee, but shall be not less than the Fair Market Value (as defined in the Stock Option Plan) of such shares on the date of grant.

     The Stock Option Plan provides for adjustment in the number of shares of Common Stock subject to each outstanding Option or the Option prices or both, in the event of any changes in the outstanding Common Stock by reason of stock dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations, sales or exchanges of assets, combinations, or exchanges of shares or offerings of subscription rights. In the event of the complete liquidation or dissolution of the Company due to a merger, reorganization or other adjustment as described above, any Options, granted and remaining unexercised shall be deemed canceled.

     The Company has registered the issuance of all options and all shares issuable upon exercise of the options on Form S-8 under the Securities Act.

     The Stock Option Plan became effective as of July 1, 1993, and will terminate on July 1, 2003. However, with approval from the shareholders of the Company, if required by law or the applicable provisions of any securities exchange upon which the Common Stock is listed, the Board of Directors or the Compensation Committee may at any time prior to such date terminate or amend the Stock Option Plan and the terms and conditions thereof as to stock which is not then the subject matter of options granted or issued pursuant to the terms of the Stock Option Plan. The Board of Directors or the Compensation Committee, with the written consent of the affected holders of any options granted pursuant to the Stock Option Plan, may terminate or amend the Stock Option Plan as it regards any such options held by any such consenting holders.

EMPLOYEE STOCK PURCHASE PLAN

     On May 31, 1996, approximately 560 union and non-union employees participated in the 1996 employee stock purchase plan. Under the plan, 137,000 shares of Common Stock were issued to employees at $11.26 (85% of market price at May 10, 1996) in exchange for notes receivable of $1,383,272 which are payable over two years via payroll deduction. During 1996, 17,600 shares were returned to the plan as a result of refunds to the employees. There are 180,600 shares remaining to be issued under the plan.


     The Company has registered the issuance of all the shares issuable under this plan on Form S-8 under the Securities Act.

PROFIT SHARING AND 401(K) PLANS

     On June 30, 1993, the Company and ROC assumed, pursuant to an Adoption Agreement, the combined profit sharing and 401(k) plan of Riviera, Inc. (the "Profit Sharing and 401(k) Plans") and the Company and ROC have continued the Profit Sharing and 401(k) Plans after June 30, 1993. The Company and ROC have amended the Adoption Agreement to provide that all current employees of the Riviera who were employed by the Riviera on April 1, 1992, who are at least 21 years of age and who are not covered by a collective bargaining agreement are immediately eligible to participate in the Profit Sharing and 401(k) Plans. The amendment provides further that all current employees who were employed by the Riviera after April 1, 1992, who are at least 21 years of age and who are not covered by a collective bargaining agreement are eligible to participate after one year of service at the Riviera.

     The profit sharing component of the Profit Sharing and 401(k) Plan provides that the Company will make a contribution equal to 1% of each eligible employee's annual compensation if a prescribed annual operating earnings target is attained and an additional 1/10th of 1% thereof for each $200,000 by which operating earnings is exceeded, up to a maximum of 3% thereof. The Company may elect not to contribute to the Profit Sharing and 401(k) Plan if it notifies its employees by January of the Profit Sharing and 401(k) Plan year. An employee will become vested in the Company's contributions based on the employee's years of service. An employee will receive a year of vesting service for each plan year in which the employee completed 1,000 hours of service. Vesting credit will be allocated in 20% increments for each year of service commencing with the attainment of two years of service. An employee will be fully vested following the completion of six years of service.

TERMINATION FEE AGREEMENTS

     ROC is a party to termination fee agreements with certain significant employees pursuant to which each such employee is entitled to receive one year's salary and benefits if his or her employment with ROC is terminated within one year of a change of control of the Company or ROC, or the involuntary termination of Mr. Westerman's employment. The estimated total amount that would be payable under all such agreements is approximately $1.3 million in salaries and $400,000 in benefits.


STAY BONUS AGREEMENTS


     ROC is a party to stay bonus agreements with certain significant employees pursuant to which each such employee is entitled to receive one year's salary (less the amount of any incentive bonus paid in 1997 for 1996) in the event there is a change of control of the Company. The agreements expire on December 31, 1997. The estimated total amount that would be payable under all such agreements is approximately $300,000.


COMPENSATION OF DIRECTORS


     Each of Messrs. Barengo, Friedman and Hannifin is paid an annual fee of $50,000 for services as a director of the Company and ROC. Each director is also reimbursed for expenses incurred in connection with attendance at meetings of the Board of Directors. Mr. Hannifin was granted options to purchase 24,000 shares in 1993, 12,000 shares for 1994 and none for 1995 and 1996. On March 5, 1996 the Board of Directors adopted a Nonqualified Stock Option Plan for Non-Employee Directors (the "Directors' Option Plan"), which was approved by the shareholders on May 10, 1996. Under the Directors' Option Plan, each individual elected, re-elected or continuing as a non-employee director will automatically receive a non-qualified stock option for 2,000 shares of Common Stock, with an option exercise price equal to the fair market value of the Common Stock on the date of grant. 50,000 shares have been reserved for issuance under the Directors' Option Plan. Options to purchase 2,000 shares at an exercise price of $13.25 were granted to each of Messrs. Barengo and Friedman on May 10, 1996 under the Directors' Option Plan. Directors who are also officers or employees of the Company or ROC do not receive any additional compensation for services as a director. Currently, Mr. Westerman is the only such director. The Board of Directors has granted the members of the Compensation Committee the right to elect to receive all or part of their annual fees in the form of the Company's Common Stock in a number of shares having a fair market value equal to the cash compensation subject to such election pursuant to the Company's Compensation Plan for Directors serving on the Compensation Committee. 50,000 shares have been reserved for issuance under this plan, of which 3,103 shares have been issued to Mr. Barengo for his director's fees in 1996.


BOARD OF DIRECTORS AND COMMITTEE MEETINGS

     The Company established an Audit Committee at the beginning of 1994. The Audit Committee is composed of Messrs. Barengo, Friedman, and Hannifin. The Audit Committee recommends to the Board of Directors the selection of an auditor, reviews the plan and scope of an audit, reviews the auditors' critique of management and internal controls and management's response to such critique and reviews the results of the audit.

     The Company and ROC each has a Compensation Committee composed of Messrs. Barengo and Friedman. The Compensation Committee is responsible for recommending executive compensation programs to the Board of Directors and for approving all compensation decisions with respect to the Chief Executive Officer and his recommendations for the other executive officers of the Company. Robert R. Barengo is a principal in American Wagering, Inc. See "Certain Relationships and Related Transactions."

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The Common Stock is traded on the American Stock Exchange. The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 31, 1996 and as adjusted to reflect the Offering, assuming the Underwriters' over-allotment option is not exercised, by (i) each person who, to the knowledge of the Company, beneficially owns more than 5% of the outstanding Common Stock, (ii) the directors and certain officers of the Company and (iii) all directors and officers of the Company and ROC as a group. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.


                                               SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                      OWNED                                   OWNED
                                              PRIOR TO THE OFFERING    SHARES TO BE     AFTER THE OFFERING
                                              ----------------------   SOLD IN THE    ----------------------
NAME                                            NUMBER    PERCENTAGE     OFFERING      NUMBER     PERCENTAGE
----                                          ----------  ----------   ------------   ---------   ----------
William L. Westerman(1)(7)..................     329,200      6.7%              0       329,200       4.9%
Ronald P. Johnson(1)(7).....................      30,250        *               0        30,250         *
Martin R. Gross(1)(7).......................      19,250        *               0        19,250         *
Robert Vannucci(1)(7).......................      18,850        *               0        18,850         *
Jerome P. Grippe(1)(7)......................      19,250        *               0        19,250         *
Robert R. Barengo(1)(7).....................       4,103        *               0         4,103         *
William M. Friedman(1)(7)...................           0        *               0             0         *
Philip P. Hannifin(1)(7)....................      33,000        *               0        33,000         *
Keyport Life Insurance Co.(2)...............     857,160     17.4         750,000       107,160       1.6
Sun America Life Insurance                       761,920     15.5         500,000       261,920       3.9
  Company(3)................................
Morgens Entities:(4)........................
  Betje Partners............................      29,360        *               0        29,360         *
  Morgens Waterfall Income Partners.........      43,920        *               0        43,920         *
  MWV Employee Retirement Plan Group Trust..       7,760        *               0         7,760         *
  Phoenix Partners..........................      79,440      1.6               0        79,440       1.2
  Restart Partners, L.P.....................     282,000      5.7               0       282,000       4.2
  Restart Partners II, L.P..................     440,600      9.0               0       440,600       6.6
  Restart Partners III, L.P.................     298,600      6.1               0       298,600       4.5
  The Common Fund...........................      90,880      1.8               0        90,880       1.4
                                               ---------     ----         -------     ---------   -------
         Total Morgens Entities.............   1,272,560     25.9               0     1,272,560      19.1
Restructuring Capital Associates, L.P.(5)...     398,240      8.1               0       398,240       6.0
Stephen S. Taylor(6)........................     323,860      6.6               0       323,860       4.9
All executive officers and directors as a        516,303     10.5               0       516,303       7.7
  group (12 persons)(1)(7)..................


---------------
* Less than 1%.

(1) The address for each director and officer of the Company or ROC is c/o Riviera Holdings Corporations, 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

(2) The address for Keyport Life Insurance Company ("Keyport") is 125 High Street, Boston, Massachusetts 02110. Stein Roe & Farnham Incorporated, an affiliate of Keyport, is Keyport's investment advisor, and, as such, has the power and authority to direct the disposition of the securities, and accordingly, could be deemed to be a "beneficial" owner within the meaning of Rule 13d-3. Stein Roe & Farnham Incorporated, however, disclaims actual beneficial ownership of such securities.

(3) The address for Sun America Life Insurance Company ("Sun Life") is One Sun America Center, Century City, California 90067.

(4) The address for Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens") is 10 East 50th Street, New York, New York 10022. Morgens or its principals are either investment advisors to, or trustees or general partners of, the eight entities listed in the above table ("Morgens Entities") that are the owners of

    Common Stock issued under the Plan. Morgens or its principals have the power and authority to direct the disposition of these securities and, accordingly, could be deemed to be "beneficial" owners within the meaning of Rule 13d-3 under the Exchange Act. Each of Morgens, its principals and the Morgens Entities, however, disclaims beneficial ownership with respect to any securities not actually beneficially owned by it.

(5) The address for Restructuring Capital Associates, L.P. ("Restructuring Capital") is 450 Park Avenue, New York, New York 10022.

(6) The address for Mr. Taylor is 714 South Dearborn Street, Chicago, Illinois 60605. Includes 148,660 shares of Common Stock owned by Bidwell Partners of which Mr. Taylor is a general partner.

(7) Includes vested portion of options to purchase shares of Common Stock granted pursuant to the Stock Option Plan and Nonqualified Stock Option Plan for Non-Employee Directors.


     The Company is a party to two registration rights agreements with, among others, Morgens, Keyport, Sun Life and affiliates of Restructuring Capital, each of which owns more than 5% of the Common Stock. Pursuant to the Equity Registration Rights Agreement dated June 30, 1993, among the Company and the Holders of Registrable Shares referred to therein, each of the three largest holders of Common Stock is entitled to cause the Company to file a registration statement, and holders of 51% or more of the shares of Common Stock then subject to the Equity Registration Rights Agreement are entitled to cause the Company to file two registration statements registering under the Securities Act of 1933, as amended, the offer and sale of Common Stock owned by such persons. All other Holders of Registrable Shares will be entitled to have shares of Common Stock owned by them included in any such registrations. In addition, the agreement grants to each party the right to have included, subject to certain limitations, all shares of Common Stock owned by such party in any registration statement filed by the Company under the Securities Act, including those filed on behalf of the Company or security holders not party to the Equity Registration Rights Agreement. The Selling Shareholders are registering their shares of Common Stock hereunder pursuant to their piggy-back registration rights under the Equity Registration Rights Agreement. Pursuant to the agreement, the Company will pay all costs and expenses, other than underwriting discounts and commissions, in connection with the registration and sale of Common Stock under the agreement. The Debt Registration Rights Agreement dated June 30, 1993, among the Company and the Holders of Registrable Securities referred to therein provides the same rights described above to the holders of First Mortgage Notes, except that holders of 50% (rather than 51%) or more of the principal amount of First Mortgage Notes then subject to such agreement will be entitled to require the Company to file two registration statements. In connection with the preparation and filing by the Company of the Registration Statement declared effective by the Commission on September 3, 1993, each of Morgens, Keyport and Sun Life waived its right to demand one future registration of First Mortgage Notes. The Company has registered the First Mortgage Notes on behalf of certain Noteholders pursuant to their rights under the Debt Registration Rights Agreement.


     The Company's officers and directors and the Selling Shareholders have agreed with the underwriters not to publicly sell any shares of the Common Stock for 90 days after the date of this Prospectus.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Robert R. Barengo, a director of the Company, is a principal in American Wagering, Inc., the successor in name to Leroy's Horse & Sports Place ("AWI"), which leases approximately 12,000 square feet of the Riviera casino floor. AWI is the operator of the Riviera's sports book operations. This lease was assumed by the Company from Riviera, Inc. and is still in effect. The lease provides for rental payments based upon the monthly and annual revenues derived by AWI from the location. From January 1, 1995, through December 31, 1995, AWI paid aggregate rent to ROC of approximately $92,000. The Company believes that the terms of the lease with AWI are at least as favorable to the Company and ROC as could have been obtained from unaffiliated third parties and are at least as favorable as terms obtained by other casino/hotels in Las Vegas. AWI also owns Howard Johnson Hotel & Casino located at the intersection of Tropicana Avenue and Interstate 15 in Las

Vegas, Nevada. The hotel's operations include an International House of Pancakes restaurant, on-site food and beverage sales, 150 guest rooms (no suites) and approximately 53 gaming machines. The Company believes that this casino/hotel's operations are not competitive with the Riviera.


     The Morgens Entities will own 19.1% of the Company's Common Stock upon completion of the Offering and will own over 90% of the Common Stock of Elsinore upon the effective date of Elsinore's bankruptcy plan. The Company believes that the terms of the Four Queens Management Agreement are no less favorable to the Company than if the Company had negotiated with an independent third party. See "Business-Riviera Gaming Management -- Four Queens Management Agreement."

                         DESCRIPTION OF CAPITALIZATION

COMMON STOCK


     The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.001 per share. Upon the closing of the Offering, there will be 6,672,503 shares of Common Stock issued and outstanding (7,122,503 if the Underwriters' over-allotment option is exercised in full).


     Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders of Common Stock do not have the right of cumulative voting for the election of directors. Each holder of Common Stock is entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, as well as any distributions to the shareholders and, in the event of a liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, redemption or preemptive rights or other rights to subscribe for additional shares. Shares of Common Stock will not be subject to redemption except as required to comply with any laws, rules or regulations governing the conduct of the gaming business. The outstanding shares of Common Stock are, and the shares to be sold by the Company in the Offering will be, when issued and delivered, validly issued, fully paid and nonassessable. Certificates for shares of Common Stock may bear legends required by the Nevada gaming authorities.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's Second Restated Articles of Incorporation (the "Articles") contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's shareholders deemed such an attempt to be in their best interests, including those attempts that might result in a premium over the market price for the shares of Common Stock held by shareholders.

     Restricted Voting Rights. The Articles provide that if any person or group has acquired within any consecutive three year period beneficial ownership, directly or indirectly, of more than 10% of the outstanding Common Stock, then such shareholder will be entitled to cast only one-hundredth ( 1/100) of one vote per share for each share in excess of 10% of the issued and outstanding shares of Common Stock. Unless waived by the Board of Directors, the voting restriction will apply until such time as such shareholder shall have consummated a tender offer for all the outstanding shares of Common Stock at a price specified in the Articles.

     Nevada Legislation. On October 1, 1991, Nevada's "Combination with Interested Shareholders Statute" and certain amendments to Nevada's "Control Share Acquisition Statute" became effec-tive. Both statutes may have the effect of delaying or making it more difficult to effect a change in control of the Company.


     The Combination with Interested Shareholders Statute (Nev. Rev. Stat. sec.sec. 78.411-.444 (1995)) prevents an "interested shareholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A "combination" means any merger or consolidation with an "interested shareholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested shareholder": (i) having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (ii) having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested shareholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within five years after the interested shareholder acquired his shares unless the combination or the purchase of shares made by the interested shareholder is approved by the board of directors before the interested shareholder acquired such shares. If this approval is not obtained, then after the expiration of the five-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested shareholders, or if the consideration to be paid by the interested shareholder is at least equal to the highest of: (i) the highest price per share paid by the interested shareholder within the five years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested shareholder, whichever is higher;
(ii) the market value per Common Share on the date of the announcement of the combination or the date the interested shareholder acquired the shares, whichever is higher; or (iii) for the holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.


     Nevada's Control Share Acquisition Statute (Nev. Rev. Stat. sec.sec. 78.378-.3793 (1995) ) prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's disinterested shareholders. The Control Share Acquisition Statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days become Control Shares (as defined in such statute) and such Control Shares are deprived of the right to vote until disinterested shareholders restore the right. The Control Share Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other shareholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The Board of Directors is required to notify shareholders as soon as practicable after such an event has occurred that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenter's rights.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is the American Stock Transfer & Trust Company.

FIRST MORTGAGE NOTES

     The following is a summary of the terms of the Note Indenture (as amended by the First Supplemental Indenture and the First Amendment to First Supplemental Indenture) governing the First Mortgage Notes and is qualified in its entirety by reference to such documents, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     There is $100.0 million aggregate principal amount of the First Mortgage Notes outstanding. The First Mortgage Notes have an interest rate of 11% per annum which is payable semi-annually. The First Mortgage Notes are secured by a first lien on substantially all of the Company's assets, including property located at, or related to, the Riviera, including land, buildings, certain FF&E and intangible assets. The First Mortgage Notes are not redeemable at the Company's option until June 1, 1998 and thereafter are redeemable at premiums beginning at 104.3125% and declining each subsequent year to par in 2001. The
Note Indenture prohibits the payment of dividends on the Common Stock. The Company may, beginning June 1, 1997, defease the First Mortgage Notes whereby the collateral under the Note Indenture will be released and the Company would no longer be subject to the restrictive covenants. The Company is required to make an offer to purchase all the First Mortgage Notes upon (a) a major event of loss to the Riviera, or (b) a "Change of Control" (generally, the acquisition of a majority of the Common Stock by a third party).

     Certain covenants restrict the Company's activities or require the Company to meet certain financial tests, including the following:


          (i) No additional debt can be incurred by the Company or any of its restricted subsidiaries except that if certain fixed charge coverage ratios are met, debt secured by FF&E acquired after June 23, 1993 and subordinated debt which matures after the First Mortgage Notes can be incurred. (The Company has entered into a FF&E secured loan of up to $15.0 million which would be permitted by this restriction. See "-- Credit Facility.")


          (ii) Capital expenditures are limited to $6.0 million per year plus 80% of cumulative available cash flow from June 30, 1993, minus prior capital expenditures in excess of $6.0 million per year in 1994, 1995 or 1996. (The Company does not believe this restriction will affect its ability to complete Phase I but a waiver will be required to complete any future phases of the Master Plan.)


          (iii) If the Company's consolidated net worth is less than $2.5 million for two successive quarters, the Company is required to offer to buy back 10% of the First Mortgage Notes in each quarter thereafter until consolidated net worth is equal to or greater than $2.5 million. (The Company's consolidated net worth at December 31, 1996 was approximately $35.3 million.)


          (iv) Contributions to joint ventures and investments ("Restricted Investments") are restricted by (i) consolidated cash flow, (ii) percentage of consolidated net worth tests and (iii) a limit of $5.0 million for each such investment if the Company does not have a management contract and a participation in profits at the time of the investment. The preceding restrictions will not apply to the proceeds of any subordinated debt or equity raised for a specific Restricted Investment ("Project Investment"). (Except for Project Investment, the Company believes that the foregoing restrictions may limit the Company's ability to invest in financially troubled casinos and casinos in other jurisdictions. After giving effect to the Offering, the Company estimates it can invest up to $14.5 million in any one Restricted Investment and $29.0 million in all Restricted Investments.)


          (v) The Company and its subsidiaries' ability to sell assets is limited and generally any proceeds must be received in cash and used to repurchase First Mortgage Notes. (The Company believes that this covenant may restrict the Company's ability to effect one or more aspects of future phases of the Master Plan).

          (vi) The Company may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its properties or assets to any person unless (i) immediately after giving effect to the transaction, the consolidated net worth of the continuing entity is at least equal to the actual consolidated net worth of the Company as of the last day of the prior fiscal quarter and (ii) immediately after giving effect to the transaction, the Company, or the continuing corporation (if other than the Company), has a pro forma fixed charge coverage ratio at least equal to 2.0 to 1.0. (The Company believes such covenant may restrict its ability to expand by acquisition of other companies, particularly financially distressed companies.)

CREDIT FACILITY


     The Credit Facility was established as of February 28, 1997 on behalf of the Company and ROC pursuant to agreements among the Company, ROC and U.S. Bank of Nevada, as lender ("USBN"). The Credit Facility provides for borrowings of up to $15,000,000, which available amount is reduced by $937,500 (and the outstanding principal amount in excess of maximum loan amount, if any, must be repaid) on a quarterly basis, commencing April 1998. The Credit Facility matures on January 1, 2002, unless accelerated earlier by USBN upon an event of default. Interest on outstanding principal under the Credit Facility accrues at either the prime rate plus .50% per annum or LIBOR plus 2.90% per annum, at the Company's option. The Credit Facility is secured by all FF&E acquired by the Company or ROC after June 30, 1993. Any amount owing to USBN and not repaid from collateral proceeds is subordinate to the prior payment in full of the First Mortgage Notes. The Company does not intend to draw down the funds under the Credit Facility immediately, but desires to have funds available to acquire gaming and other equipment.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Underwriters named below (the "Underwriters") have severally, and not jointly, agreed, through Ladenburg Thalmann & Co. Inc. and Raymond James & Associates, Inc., the Representatives of the Underwriters (the "Representatives"), to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to the Underwriters named below, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                                 NUMBER
    NAME OF UNDERWRITER                                                        OF SHARES
    -------------------                                                        ----------
    Ladenburg Thalmann & Co. Inc.............................................
    Raymond James & Associates, Inc..........................................



                                                                                ---------
    Total....................................................................   3,000,000
                                                                                =========

     The Underwriters are committed to take and pay for all the shares of Common Stock offered hereby, if any are purchased.

     The Underwriters have advised the Company that they propose to offer all or part of the Common Stock offered hereby directly to the public initially at the price to the public set forth on the cover page of this Prospectus, that they may offer shares to certain dealers at a price that represents a concession of
not more than $          per share and that the Underwriters may allow, and such
dealers may reallow, a concession of not more than $          per share to
certain other dealers. After the commencement of the Offering, the price to the public and the concessions may be changed.


     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the same price per share as the initial 3,000,000 shares to be purchased by the Underwriters. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase the same percentage thereof as the shares to be purchased by that Underwriter.


     The Company has agreed to indemnify the Underwriters and certain related persons against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.


     The Company, its directors, executive officers and the Selling Shareholders have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any equity securities of the Company or any securities convertible into or exchangeable for, or any rights to purchase or acquire, equity securities of the Company for a period of 90 days after the date of this Prospectus, without the prior written consent of Ladenburg on behalf of the Representatives.


     Ladenburg is acting as financial advisor to Eagle in connection with the Black Hawk Project. In addition, the Company has agreed to issue to Ladenburg, if Ladenburg arranges financing for RBL, five year warrants to purchase 100,000 shares of Common Stock (the "Warrants") at an exercise price equal to 120% of the price to public set forth on the cover page hereof. The Warrants will be issued upon the closing of such financing, and will not be exercisable for a period of one year from the date of this Prospectus.



     In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. Such transactions may be effected on the American Stock Exchange or otherwise. Such stabilizing, if commenced, may be discontinued at any time.


                                 LEGAL MATTERS


     Certain matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Dechert Price & Rhoads, New York, New York. Certain legal matters will be passed upon for the Underwriters by Brownstein Hyatt Farber & Strickland, P.C., Denver, Colorado.


                                    EXPERTS


     The consolidated financial statements of Riviera Holdings Corporation and subsidiaries as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



     The statements as to matters of law and legal conclusions concerning Nevada gaming laws included under the caption "Business -- Regulation and Licensing" have been prepared by Schreck Morris, Las Vegas, Nevada, Nevada gaming counsel for the Company. The statements as to matters of law and legal conclusions concerning Colorado gaming laws included under the caption
"Business -- Regulation and Licensing" have been prepared by Holme Roberts & Owen LLP, Denver, Colorado, Colorado gaming counsel for the Company.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates.

     Additional information regarding the Company is contained in the Registration Statement on Form S-1 and the exhibits, (the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from the Commission at 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549. The Registration Statement, including the exhibits and schedules thereto, can also be accessed through the EDGAR terminals in the Commissions's Public Reference Rooms in Washington, Chicago and New York or through the World Wide Web at http://www.sec.gov.

                          RIVIERA HOLDINGS CORPORATION


                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
  Independent Auditors' Report........................................................  F-2
  Consolidated Balance Sheets as of December 31, 1995 and 1996........................  F-3
  Consolidated Statements of Income for the Years Ended December 31, 1994, 1995 and
     1996.............................................................................  F-4
  Consolidated Statements of Shareholders' Equity for the Years Ended December 31,
     1994, 1995 and 1996..............................................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995
     and 1996.........................................................................  F-6
  Notes to Consolidated Financial Statements..........................................  F-7

                          INDEPENDENT AUDITORS' REPORT

Riviera Holdings Corporation
d.b.a. Riviera Hotel & Casino
Las Vegas, Nevada


     We have audited the accompanying consolidated balance sheets of Riviera Holdings Corporation and subsidiaries (the "Company") d.b.a. Riviera Hotel & Casino as of December 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LL

Las Vegas, Nevada
February 28, 1997

                          RIVIERA HOLDINGS CORPORATION

                          CONSOLIDATED BALANCE SHEETS


                                                                            DECEMBER 31,
                                                                         -------------------
                                                                           1995       1996
                                                                         --------   --------
                                                                           (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents (Note 1).................................    $ 21,962   $ 25,747
  Accounts receivable, net (Notes 1 and 2)...........................       4,334      5,113
  Inventories (Note 1)...............................................       2,186      3,039
  Prepaid expenses and other assets..................................       2,602      2,692
                                                                         --------   --------
     Total current assets............................................      31,084     36,591
Property and Equipment, Net (Notes 1, 3, 5 and 7)....................     121,049    127,760
Other Assets.........................................................       4,759      2,853
Restricted Cash For Periodic Slot Payments (Notes 1 and 5)...........       1,039        461
                                                                         --------   --------
          Total Assets...............................................    $157,931   $167,665
                                                                         ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt (Note 5).........................    $  2,322   $  1,550
  Accounts payable (Notes 1 and 4)...................................       8,364      8,530
  Current income taxes payable (Note 6)..............................          51        413
  Accrued expenses (Notes 1 and 4)...................................       9,640      9,757
                                                                         --------   --------
     Total current liabilities.......................................      20,377     20,250
                                                                         --------   --------
Deferred Income Taxes Payable (Note 6)...............................       3,023      4,626
                                                                         --------   --------
Long-Term Debt, Net of Current Portion (Notes 1 and 5)...............     108,249    107,538
                                                                         --------   --------
Commitments and Contingencies (Notes 5, 7, 8, 9, 10 and 12)

Shareholders' Equity: (Notes 1 and 11)
  Common stock ($.001 par value; 20,000,000 shares authorized;
     4,800,000 shares at December 31, 1995 and 4,922,503 shares at
     December 31, 1996 issued and outstanding).......................           5          5
  Additional paid-in capital.........................................      12,537     13,919
  Notes receivable from employee shareholders........................          --       (853)
  Retained earnings..................................................      13,740     22,180
                                                                         --------   --------
     Total shareholders' equity......................................      26,282     35,251
                                                                         --------   --------
          Total Liabilities and Shareholders' Equity.................    $157,931   $167,665
                                                                         ========   ========



                See notes to consolidated financial statements.

                          RIVIERA HOLDINGS CORPORATION



                       CONSOLIDATED STATEMENTS OF INCOME



                                                             YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                        1994           1995           1996
                                                     ----------     ----------     ----------
                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues: (Note 1)
  Casino...........................................  $   82,060     $   77,337     $   80,384
  Rooms............................................      35,422         39,848         41,835
  Food and beverage................................      22,961         21,895         22,641
  Entertainment....................................      16,945         14,423         20,883
  Other (Notes 7 and 9)............................       9,390          9,515         11,293
                                                     ----------     ----------     ----------
                                                        166,778        163,018        177,036
  Less promotional allowances (Note 1).............      12,857         11,873         12,627
                                                     ----------     ----------     ----------
          Net revenues.............................     153,921        151,145        164,409
                                                     ----------     ----------     ----------
Costs and expenses: (Notes 1, 7 and 10)
  Direct costs and expenses of operating
     departments:
     Casino........................................      48,826         45,325         47,509
     Rooms.........................................      17,594         18,787         18,834
     Food and beverage.............................      15,588         15,768         15,916
     Entertainment.................................      13,982         10,329         15,290
     Other.........................................       3,516          3,527          3,913
  Other operating expenses:
     Selling, general and administrative...........      28,822         29,618         31,454
     Depreciation and amortization.................       5,674          6,811          8,212
                                                     ----------     ----------     ----------
          Total costs and expenses.................     134,002        130,165        141,128
                                                     ----------     ----------     ----------
Income from operations.............................      19,919         20,980         23,281
                                                     ----------     ----------     ----------
Other income (expense):
  Interest expense (Notes 5 and 7).................     (12,764)       (12,453)       (12,085)
  Interest income..................................         510          1,149          1,167
  Other, net (Note 5)..............................          --             --            505
                                                     ----------     ----------     ----------
          Total other income (expense).............     (12,254)       (11,304)       (10,413)
                                                     ----------     ----------     ----------
Income before provision for income taxes...........       7,665          9,676         12,868
Provision for income taxes (Notes 1 and 6).........       2,875          3,332          4,428
                                                     ----------     ----------     ----------
Net income.........................................  $    4,790     $    6,344     $    8,440
                                                     ==========     ==========     ==========
Weighted average common and common equivalent
  shares outstanding (Notes 1 and 11)..............   4,800,000      5,040,720      5,177,809
                                                     ==========     ==========     ==========
Net income per common and common equivalent shares
  (Notes 1 and 11).................................  $     1.00     $     1.26     $     1.63
                                                     ==========     ==========     ==========



                See notes to consolidated financial statements.

                          RIVIERA HOLDINGS CORPORATION



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996


                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                                    NOTES
                                                                                  RECEIVABLE
                                                        ADDITIONAL                   FROM
                                   SHARES      COMMON    PAID-IN     RETAINED      EMPLOYEE
                                 OUTSTANDING   STOCK     CAPITAL     EARNINGS    SHAREHOLDERS    TOTAL
                                 -----------   ------   ----------   ---------   ------------   -------
Balances, January 1, 1994.......  4,800,000     $  5     $ 12,537     $  2,606           --     $15,148
Net income......................         --       --           --        4,790           --       4,790
                                  ---------      ---      -------      -------                  -------
Balances, December 31, 1994.....  4,800,000        5       12,537        7,396           --      19,938
Net income......................         --       --           --        6,344           --       6,344
                                  ---------      ---      -------      -------                  -------
Balances, December 31, 1995.....  4,800,000        5       12,537       13,740           --      26,282
Stock issued under Employee
  Stock Purchase Plan...........    137,000       --        1,543           --     $ (1,383)        160
Collections of shareholders'
  receivables...................         --       --           --           --          332         332
Refunds on employee stock
  purchases.....................    (17,600)      --         (198)          --          198          --
Director Compensation
  Plan..........................      3,103       --           37           --           --          37
Net income......................         --       --           --        8,440           --       8,440
                                  ---------      ---      -------      -------      -------     -------
Balances, December 31, 1996.....  4,922,503     $  5     $ 13,919     $ 22,180     $   (853)    $35,251
                                  =========      ===      =======      =======      =======     =======



                See notes to consolidated financial statements.

                          RIVIERA HOLDINGS CORPORATION



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                   YEARS ENDED DECEMBER 31,
                                                                  ---------------------------
                                                                   1994      1995      1996
                                                                  -------   -------   -------
                                                                        (IN THOUSANDS)
Cash flows from operating activities:
  Net income....................................................  $ 4,790   $ 6,344   $ 8,440
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization..............................    5,674     6,811     8,212
     Provision for bad debts....................................      991       478       524
     Provision for gaming discounts.............................      133       143       232
     Other, net.................................................       --        --      (505)
     Interest expense...........................................   12,764    12,453    12,085
     Interest paid..............................................  (13,052)  (12,489)  (12,072)
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable...............   (1,116)      126    (1,535)
       Decrease (increase) in inventories.......................     (508)       86      (853)
       Increase in prepaid expenses and other assets............     (310)     (212)      (90)
       Decrease in restricted cash for periodic slot payments...      591       318       578
       Increase in accounts payable.............................    1,064     1,033       166
       Increase in accrued expenses.............................    2,393       758       104
       Increase (decrease) in current income taxes payable......      573      (522)      362
       Increase in deferred income taxes payable................    2,010     1,013     1,603
       Increase in non-qualified pension plan obligation to CEO
          upon retirement.......................................      375       400     1,039
                                                                  -------   -------   -------
          Net cash provided by operating activities.............   16,372    16,740    18,290
                                                                  -------   -------   -------
Cash flows from investing activities:
  Capital expenditures for property and equipment...............   (8,933)   (7,836)  (14,923)
  Decrease (increase) in other assets...........................   (1,506)     (382)    1,906
                                                                  -------   -------   -------
          Net cash used in investing activities.................  (10,439)   (8,218)  (13,017)
                                                                  -------   -------   -------
Cash flows from financing activities:
  Proceeds from long-term borrowings............................      675       176       209
  Payments on long-term borrowings..............................   (3,371)   (3,159)   (2,226)
  Proceeds from issuance of stock to employees and directors....       --        --       197
  Collections of notes receivable from employees................       --        --       332
                                                                  -------   -------   -------
          Net cash used in financing activities.................   (2,696)   (2,983)   (1,488)
                                                                  -------   -------   -------
Increase in cash and cash equivalents...........................    3,237     5,539     3,785
Cash and cash equivalents, beginning of period..................   13,186    16,423    21,962
                                                                  -------   -------   -------
Cash and cash equivalents, end of period........................  $16,423   $21,962   $25,747
                                                                  =======   =======   =======
Supplemental disclosure of cash flow information -- Income taxes
  paid..........................................................  $   292   $ 2,852   $ 2,463
                                                                  =======   =======   =======
Supplemental disclosure of non-cash financing activities:
  Stock issued to employees for notes receivable................                      $ 1,383
                                                                                      =======
  Non-cash reductions of long-term debt.........................                      $   845
                                                                                      =======



                See notes to consolidated financial statements.

                          RIVIERA HOLDINGS CORPORATION



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Basis of Presentation



     Riviera Holdings Corporation (the "Company") and its wholly-owned subsidiary Riviera Operating Corporation ("ROC") were incorporated on January 27, 1993, in order to acquire all assets and liabilities of Riviera, Inc. Casino-Hotel Division on June 30, 1993, pursuant to a plan of reorganization.



     In July 1994, management established a new division, Riviera Gaming Management, Inc. ("RGM") for the purpose of obtaining management contracts in Nevada and other jurisdictions. In August 1995, RGM incorporated in the state of Nevada as a wholly owned subsidiary of ROC.



  Nature of Operations



     The primary line of business of the Company is the operation of the Riviera Hotel & Casino on the "Strip" in Las Vegas, Nevada. The Company is engaged in a single industry segment, the operation of a hotel/casino with restaurants and related facilities. The Company also manages the Four Queens Hotel/Casino in downtown Las Vegas (see Note 9).



     Casino operations are subject to extensive regulation in the State of Nevada by the Gaming Control Board and various other state and local regulatory agencies. Management believes that the Company's procedures for supervising casino operations, for recording casino and other revenues and for granting credit comply, in all material respects, with the applicable regulations.



  Principles of Consolidation



     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries ROC and RGM. All material intercompany accounts and transactions have been eliminated.



  Cash and Cash Equivalents



     All highly liquid investment securities with a maturity of three months or less when acquired are considered to be cash equivalents. The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities.



     The Company's investment securities, along with certain cash and cash equivalents that are not deemed securities under SFAS 115, are carried on the consolidated balance sheets in the cash and cash equivalents category. SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities, and requires such securities to be classified as either held-to-maturity, trading or available-for-sale. Management determines the appropriate classification of its investment securities at the time of purchase and re-evaluates such determination at each balance sheet date. Pursuant to the criteria that are prescribed by SFAS 115, the Company has classified its investment securities in inventory as of December 31, 1994, and acquired during fiscal 1995 as held to maturity. Held to maturity securities are required to be carried at amortized cost. At December 31, 1996, securities classified as held to maturity were comprised of debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies and repurchase agreements with an amortized cost of $19,756,000 maturing in three months or less.

                          RIVIERA HOLDINGS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



  Inventories



     Inventories consist primarily of food, beverage, gift shop and promotional inventories and are stated at the lower of cost (determined on a first-in, first-out basis) or market.



  Property and Equipment



     Property and equipment are stated at the lower of cost or market, and capitalized lease assets are stated at the lower of the present value of future minimum lease payments at the date of lease inception or market value. Interest incurred during construction of new facilities or major additions to facilities is capitalized and amortized over the life of the asset. Depreciation is computed by the straight-line method over the shorter of the estimated useful lives or lease terms, if applicable, of the related assets, which range from 5 to 40 years. The costs of normal maintenance and repairs are charged to expense as incurred. Gains or losses on disposals are recognized as incurred.



  Restricted Cash for Periodic Slot Payments



     At December 31, 1995 and 1996, the Company had interest-bearing deposits with a commercial bank in the amount of $1,039,000 and $461,000 respectively, which are restricted as to use. These amounts represent deposits required by the State of Nevada Gaming Control Board to fund periodic slot payments due customers through the year 2000.



  Fair Value Disclosure as of December 31, 1996



     Cash and cash equivalents, accounts receivable, restricted cash for periodic slot payments, accounts payable and accrued expenses -- The carrying value of these items are a reasonable estimate of their fair value.



     Long-term Debt -- The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. Based on the borrowing rates currently available to the Company for debt with similar terms and average maturities, the estimated fair value of long-term debt is approximately $112,588,000.



  Casino Revenue



     The Company recognizes, as gross revenue, the net win from gaming activities, which is the difference between gaming wins and losses.



  Promotional Allowances



     Promotional allowances consist primarily of accommodations, entertainment, and food and beverage services furnished without charge to customers. The retail value of such services is included in the respective revenue classifications and is then deducted as promotional allowances.

                          RIVIERA HOLDINGS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     The estimated costs of providing promotional allowances are classified as costs of the casino operating department through interdepartmental allocations. These allocations for the years ended December 31, 1994, 1995 and 1996 are as follows:



                                                           1994        1995        1996
                                                          -------     -------     -------
                                                                  (IN THOUSANDS)
    Food and beverage...................................  $ 7,225     $ 6,570     $ 6,671
    Rooms...............................................    1,843       1,451       1,410
    Entertainment.......................................    2,121       2,280       2,592
                                                          -------     -------     -------
         Total costs allocated to casino................  $11,189     $10,301     $10,673
                                                          =======     =======     =======



  Federal Income Taxes



     The Company and its subsidiaries file a consolidated federal tax return. The Company accounts for income taxes in accordance with SFAS 109, Accounting for Income Taxes. SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (ii) operating loss and tax credit carryforwards.



  Net Income Per Share



     Earnings per common and common equivalent share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock. Fully diluted per share amounts are substantially the same as primary per share amounts for the periods presented.



     On November 16, 1995, the shareholders of the Company approved an amendment to the Company's Amended and Restated Articles of Incorporation to increase the authorized shares of common stock from 5,000,000 to 20,000,000 and a four for one stock split. Accordingly, per share information, average number of shares outstanding and number of shares outstanding in the accompanying consolidated financial statements have been adjusted for the stock split as of the earliest date presented (December 31, 1994).



  Estimates and Assumptions



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates.



  Reclassifications



     Certain reclassifications have been made to the 1994 and 1995 financial statements to conform with the current year presentation.



  Recently Adopted Accounting Standards



     During 1996 the Company adopted the provisions of Statement No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

                          RIVIERA HOLDINGS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 had no impact on the financial position or results of operations of the Company.



     In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, which establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. The Company continues to account for stock-based compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and therefore the adoption of SFAS 123 had no effect on the financial position or results of operations of the Company. The Company has included additional disclosures about stock-based employee compensation plans as required by SFAS 123 (see Note 11).



2.  ACCOUNTS RECEIVABLE



     Accounts receivable consist of the following at December 31:



                                                                        1995       1996
                                                                       ------     ------
                                                                        (IN THOUSANDS)
    Casino...........................................................  $2,581     $2,280
    Hotel............................................................   2,494      3,479
                                                                       ------     ------
      Total..........................................................   5,075      5,759
    Less allowance for bad debts and discounts.......................     741        646
                                                                       ------     ------
      Total..........................................................  $4,334     $5,113
                                                                       ======     ======



     Changes in the casino and hotel allowance for bad debts and discounts for the years ended December 31, 1995 and 1996 consist of the following:



                                                                        1995       1996
                                                                       -------     -----
                                                                        (IN THOUSANDS)
    Beginning balance................................................  $ 1,424     $ 741
    Write-offs.......................................................   (1,358)     (912)
    Recoveries.......................................................       54        61
    Provision for bad debts..........................................      478       524
    Provision for gaming discounts...................................      143       232
                                                                        ------     -----
      Ending balance.................................................  $   741     $ 646
                                                                        ======     =====

                          RIVIERA HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



3.  PROPERTY AND EQUIPMENT



     Property and equipment consists of the following at December 31:



                                                                     1995         1996
                                                                   --------     --------
                                                                      (IN THOUSANDS)
    Land and improvements........................................  $ 21,751     $ 21,751
    Buildings and improvements...................................    75,875       77,455
    Equipment, furniture, and fixtures...........................    38,307       51,650
                                                                   --------     --------
         Total property and equipment............................   135,933      150,856
    Less accumulated depreciation................................    14,884       23,096
                                                                   --------     --------
         Net property and equipment..............................  $121,049     $127,760
                                                                   ========     ========



4.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable consist of the following at December 31:



                                                                        1995       1996
                                                                       ------     ------
                                                                        (IN THOUSANDS)
    Outstanding chip and token liability.............................  $  854     $  836
    Casino account deposits..........................................     642        498
    Unpaid race and sports book winners..............................      26         17
    Miscellaneous gaming.............................................     850        762
                                                                       ------     ------
         Total liabilities related to gaming activities..............   2,372      2,113
    Accounts payable to vendors......................................   4,497      5,118
    Hotel deposits...................................................   1,415      1,123
    Other............................................................      80        176
                                                                       ------     ------
         Total.......................................................  $8,364     $8,530
                                                                       ======     ======



     Accrued expenses consist of the following at December 31:



                                                                        1995       1996
                                                                       ------     ------
                                                                        (IN THOUSANDS)
    Payroll, related payroll taxes and vacation......................  $5,095     $5,244
    Health and other liability claims................................     548        450
    Union benefits and dues..........................................     816        663
    Progressive slot machine liability...............................     226        203
    Taxes............................................................     518        631
    Professional fees................................................     208        176
    Incentive and pension plans......................................   2,209      2,357
    Interest.........................................................      20         33
                                                                       ------     ------
         Total.......................................................  $9,640     $9,757
                                                                       ======     ======

                          RIVIERA HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



5.  LONG-TERM DEBT



     Long-term debt consists of the following at December 31:



                                                                         1995         1996
                                                                       --------     ---------
                                                                           (IN THOUSANDS)
First Mortgage Notes maturing on December 31, 2002, bearing interest at the rate of 11% per annum, payable semi-annually on June 30 and
  December 31, redeemable beginning June 1, 1998, at 104.3125%; 1999 at 102.8750%; 2000 at 101.4375%; and 2001 and thereafter at 100%.
  These notes are collateralized by the physical structures
  comprising the Riviera Hotel and Casino............................  $100,000      $100,000
Unsecured, non-interest bearing notes to settle Class 4, 5 and 12
  claims, discounted at 16.8%, paid in 1996..........................     2,056            --
Unsecured, non-interest bearing promissory note in an original principal amount of $8,000,000 (the "Class 13/14 Note") to settle the claims of the former sole shareholder, and his affiliates, payable to a bank in semi-annual installments of $500,000 to
  $750,000 discounted at 12%.........................................     4,159         4,707
Capitalized lease obligations (see Note 7)...........................     1,341           986
Unsecured promissory notes in the original principal amount of
  $441,262, bearing interest at the rate of 8.5% per annum, payable
  monthly and maturing on December 31, 1998..........................       266           185
Periodic slot payments due customers through 2000, prefunded by
  restricted cash (see Note 1).......................................     1,039           461
Non-qualified pension plan obligation to the CEO of the Company, payable in 20 quarterly installments upon expiration of his
  employment contract................................................     1,710         2,749
                                                                       --------      --------
     Total long-term debt............................................   110,571       109,088
Less current maturities by terms of debt.............................     2,322         1,550
                                                                       --------      --------
     Total...........................................................  $108,249       107,538
                                                                       ========      ========



     Maturities of long-term debt for the years ending December 31, were as follows:



                                                                    (IN THOUSANDS)
              1997..............................................       $  1,550
              1998..............................................          1,884
              1999..............................................          1,817
              2000..............................................          2,043
              2001..............................................          1,244
              Thereafter........................................        100,550
                                                                       --------
                   Total........................................       $109,088
                                                                       ========



     The Indenture for the First Mortgage Notes imposes certain financial covenants and restrictions on the Company, including but not limited to the maintenance of a minimum consolidated net worth, which should not be less than $2,542,000 for any two consecutive fiscal quarters, and limitations on (i) dividends on common stock, (ii) liquidation of assets, (iii) incurrence of indebtedness, (iv) creation of subsidiaries and joint ventures and (v) capital purchases. Capital purchases are

                          RIVIERA HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


limited to annual cash expenditures of $6,000,000 plus 80% of cumulative available cash flow from the Company's inception at July 1, 1993, to the extent that this cash flow has not been utilized in any prior year. Management believes the Company is in compliance with the covenants of the Indenture.



     Effective September 8, 1995, the Board of Directors and holders of 94% of the Company's First Mortgage Notes approved amendments to certain note restrictive covenants. Noteholders who consented to the modification of the restrictive covenants were paid a fee of $5.00 for each $1,000 of Notes held, for an aggregate payment by the Company of $500,000 which is included in other assets at December 31, 1995 and 1996 and amortized over the life of the related debt. These costs are being amortized using the straight-line method which approximates the effective interest method over the life of the indebtedness. The amendments to the restrictive covenants were designed to permit the Company's management team to utilize its expertise in turning around troubled gaming properties which are either in or on the verge of bankruptcy and to manage casinos in so called "new venues".



     During the fourth quarter of 1996, the Company made the final payment on the note issued to settle the Class 12 claim, which was less than what was recorded and resulted in income of approximately $845,000. Also during the fourth quarter of 1996, the terms of the Class 13/14 Note was revised, which resulted in a decrease in the discount rate from 16.8% to 12.0% and increased principal, resulting in additional expense of $340,000. Other, net income for the year ended December 31, 1996 includes the net effect of the above transactions.



     In February, 1997, the Company entered into a $15.0 million five year reducing revolving line of credit collateralized by equipment. The revolving line of credit bears interest at prime plus 0.5% or LIBOR plus 2.9%. The Company has not utilized this line of credit.



     The Company has credit facilities totaling $1,100,000 at banks for letters of credit issued periodically to foreign vendors for purchases of merchandise.



6.  FEDERAL INCOME TAXES



     SFAS 109 requires the Company to compute deferred income taxes based upon the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.



     The effective income tax rates on income attributable to continuing operations differ from the statutory federal income tax rates for the year ended December 31, 1994, 1995 and 1996 as follows:



                                            1994              1995              1996
                                           AMOUNT    RATE    AMOUNT    RATE    AMOUNT    RATE
                                           ------    ----    ------    ----    ------    ----
                                                         (DOLLARS IN THOUSANDS)
    Taxes at federal statutory rate.....   $2,680    35.0%   $3,386    35.0%   $4,504    35.0%
    Other...............................     195     2.5       (54)    (1.0)     (76)    (1.0)
                                           ------    -----   ------    -----   ------    -----
      Provision for income taxes........   $2,875    37.5%   $3,332    34.0%   $4,428    34.0%
                                           ======    =====   ======    =====   ======    =====

                          RIVIERA HOLDINGS CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     The tax effects of the items comprising the Company's net deferred tax liability consist of the following at December 31:



                                                                           1995      1996
                                                                          ------    ------
                                                                          (IN THOUSANDS)
    Deferred Tax Liabilities:
      Basis in long-term debt obligations..............................   $  640    $  457
      Reserve differential for hospitality and gaming activities.......    1,090     1,133
      Difference between book and tax depreciable property.............    4,430     5,226
      Other............................................................      383       806
                                                                          ------    ------
         Total.........................................................    6,543     7,622
                                                                          ------    ------
    Deferred Tax Assets:
      Reserves not currently deductible................................    1,500     1,806
      Bad debt reserves................................................      260       226
      AMT credit.......................................................    1,760       964
                                                                          ------    ------
         Total.........................................................    3,520     2,996
                                                                          ------    ------
           Net deferred tax liability..................................   $3,023    $4,626
                                                                          ======    ======



     The Company has $964,000 of alternative minimum tax credit available to offset future income tax liabilities. The credit has no expiration date.



7.  LEASING ACTIVITIES



     The Company leases certain equipment under capital leases. These agreements have been capitalized at the present value of the future minimum lease payments at lease inception and are included with property and equipment. Management estimates the fair market value of the property and equipment subject to the leases approximates the net present value of the leases. The leased property and equipment consist primarily of signs and air conditioning equipment.



     The following is a schedule by year of the minimum rental payments due under capital leases, as of December 31, 1996:



                                                                  (IN THOUSANDS)
            1997...............................................       $  441
            1998...............................................          441
            1999...............................................          429
            2000...............................................          227
                                                                      ------
              Total minimum lease payments.....................        1,538
            Less taxes, maintenance and insurance..............          390
            Less interest portion of payments..................          162
                                                                      ------
              Present value of net minimum lease payments......       $  986
                                                                      ======



     Rental expense for the years ended December 31, 1994, 1995 and 1996 was approximately $295,000, $406,000 and $334,000, respectively.



     In addition, the Company leases retail space to third parties under terms of noncancelable operating leases which expire in various years through 1999. Rental income, which is included in other income, for the years ended December 31, 1994, 1995 and 1996 was approximately $1,687,000, $1,533,000 and $1,573,000, respectively.

                          RIVIERA HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     At December 31, 1996, the Company had future minimum annual rental income due under noncancelable operating leases as follows:



                                                                  (IN THOUSANDS)
            1997...............................................       $1,159
            1998...............................................          946
            1999...............................................          748
            2000...............................................          494
            2001...............................................          351
            Thereafter.........................................          993
                                                                      ------
                 Total.........................................       $4,691
                                                                      ======



8.  COMMITMENTS AND CONTINGENCIES



     The Company is party to several routine lawsuits both as plaintiff and defendant arising from normal operations of a hotel. Management does not believe that the outcome of such litigation in the aggregate will have a material adverse effect on the financial position or results of operations of the Company.



9.  MANAGEMENT AGREEMENTS



     Since August 1996, RGM has been operating the Four Queens located adjacent to the Golden Nugget on Fremont Street in downtown Las Vegas under an interim management agreement for a fee of $83,333 per month. A long-term management agreement (the "Management Agreement") with Elsinore Corporation ("Elsinore"), the owner of the Four Queens, went into effect on February 28, 1997, the effective date of the Chapter 11 plan of reorganization of Elsinore.



     The term of the Management Agreement is approximately 40 months, subject to earlier termination or extension. Either party may terminate the Management Agreement if cumulative earnings before interest, taxes, depreciation and amortization ("EBITDA") for the first two fiscal years is less than $12.8 million. The term of the Management Agreement can be extended by an additional 24 months at RGM's option, if cumulative EBITDA for the three fiscal years of the term is at least $19.2 million. RGM will be paid a fee of 25% of any increase in annual EBITDA over $4.0 million, subject to a $1.0 million minimum fee, payable in equal monthly installments. RGM has received warrants for 20% of Elsinore's fully diluted equity, exercisable during the term or extended term of the Management Agreement at an exercise price based on the higher of (i) the per share book value on the effective date of the Elsinore bankruptcy plan or (ii) total shareholders' equity of $5.0 million. Either party can terminate the Management Agreement if (i) substantially all the Four Queens' assets are sold,
(ii) the Four Queens is merged or (iii) a majority of the Four Queens' or Elsinore's shares are sold. Upon such termination RGM will receive a $2.0 million termination bonus minus any amount realized or realizable upon exercise of the warrants.



10.  EMPLOYMENT AGREEMENTS AND EMPLOYEE BENEFIT PLANS



     The Company has an employment agreement with Mr. Westerman, Chairman of the Board and Chief Executive Officer of the Company. This agreement includes an annual base salary, an incentive bonus based upon the extent of adjusted operating earnings, contributions to a Non-Qualified Pension Plan and contributions to a Profit Sharing and 401(k) Plan. In addition, the Company has termination fee agreements with each of the Directors, Executive Officers and

                          RIVIERA HOLDINGS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



Significant Employees pursuant to which each of such employees will be entitled to receive one year's salary and health insurance benefits if their employment with the Company is terminated within one year of a change of control of the Company and without cause, or the involuntary termination of Mr. Westerman. On November 21, 1996, the Company amended Mr. Westerman's employment agreement subject to stockholder approval at their annual meeting scheduled for May 8, 1997. If the Company's stockholders do not ratify the amended agreement the agreement described above will remain in full force.



     The Company has an incentive compensation plan, covering employees of the Company who, in the opinion of the Chairman of the Board, either serve in key executive, administrative, professional or technical capacities with the Company or other employees who also have made a significant contribution to the successful and profitable operation of the Company. The amount of the bonus is based on operating earnings before depreciation, amortization, interest expense, provision for income taxes, extraordinary losses and gains, any provisions or payments made pursuant to the Plan, and any provisions or payments made pursuant to the incentive compensation of the Chairman and Chief Executive Officer. At December 31, 1994, 1995 and 1996 the Company recorded accrued bonuses of $1,430,000 and $2,123,000 and $2,588,000, respectively, based upon the above incentive compensation plan and the incentive compensation plan established for the Chairman of the Board under his employment agreement.



     The Company contributes to multi-employer pension plans under various union agreements to which the Company is a party. Contributions, based on wages paid to covered employees, were approximately $1,725,000, $1,576,000 and $1,650,000 for the years ended December 31, 1994, 1995 and 1996. These contributions were for approximately 1,364 employees including food and beverage employees, room department employees, carpenters, engineers, stage hands, electricians, painters and teamsters. The Company's share of any unfunded liability related to multi-employer plans, if any, is not determinable.



     The Company sponsors a Profit Sharing and 401(k) Plan which incurred administrative expenses of approximately $67,000, $59,000 and $34,000 for the years ended 1994, 1995 and 1996.



     The profit sharing component of the Profit Sharing and 401(k) Plan provides that the Company will make a contribution equal to 1% of each eligible employee's annual compensation if a prescribed annual operating earnings target is attained and an additional 1/10th of 1% thereof for each $200,000 by which operating earnings is exceeded, up to a maximum of 3% thereof. The Company may elect not to contribute to the Profit Sharing and 401(k) Plan if it notifies its employees in January of the Profit Sharing and 401(k) Plan year. An employee will become vested in the Company's contributions based on the employee's years of service. An employee will receive a year of vesting service for each plan year in which the employee completed 1,000 hours of service. Vesting credit will be allocated in 20% increments for each year of service commencing with the attainment of two years of service. An employee will be fully vested following the completion of six years of service.



     The 401(k) component of the Profit Sharing and 401(k) Plan provides that each eligible employee may contribute up to 15% of such employee's annual compensation, and that the Company will contribute 1% of each employee's annual compensation for each 4% of compensation contributed by the employee, up to a maximum of 2%. All non-union employees of the Company will be eligible to participate in the Profit Sharing and 401(k) Plan after twelve consecutive months of service with the Company.



     ROC is a party to termination fee agreements with certain significant employees pursuant to which each such employee is entitled to receive one year's salary and benefits if his or her

                          RIVIERA HOLDINGS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



employment with ROC is terminated within one year of a change of control of the Company or ROC, or the involuntary termination of Mr. Westerman's employment. The estimated total amount that would be payable under all such agreements is approximately $1.3 million in salaries and $400,000 in benefits.



     ROC is a party to stay bonus agreements with certain significant employees pursuant to which each such employee is entitled to receive one year's salary (less the amount of any incentive bonus paid in 1997 for 1996) in the event there is a change of control of the Company. The agreements expire on December 31, 1997. The estimated total amount that would be payable under all such agreements is approximately $300,000.



11.  STOCK OPTION PLANS



     At a meeting held on July 27, 1993, the Company's Board of Directors adopted a stock option plan (the "Stock Option Plan") providing for the issuance of both non-qualified and incentive stock options (as defined in the Internal Revenue Code). This stock option plan was ratified by the Company's shareholders at the April 26, 1994 annual meeting. The number of shares available for purchase under the Stock Option Plan as adopted was 120,000 (as adjusted pursuant to antidilution provisions). On November 16, 1995, the stockholders approved a four-for-one stock split, increasing the number of shares of Common Stock available for purchase under the Stock Option Plan to 480,000. Options were granted for 228,000 shares for 1993, 132,000 shares for 1994, none for 1995, and 110,000 for 1996, leaving a balance available for future grants of 10,000 shares. No options were exercised or cancelled in 1994, 1995 or 1996. On November 21, 1996 the Company amended the Stock Option Plan to increase the number of shares available under the Stock Option Plan from 480,000 shares to 1,000,000 shares and granted options to purchase 300,000 additional shares to Mr. Westerman, each subject to stockholder approval at the annual meeting of stockholders scheduled in May 1997. Options vest 25% one year after the date of grant and 25% each subsequent year. The term of an option can in no event be exercisable more than ten years (five years in the case of an incentive option granted to a shareholder owning more than 10% of the Common Stock), or such shorter period, if any, as may be necessary to comply with the requirements of state securities laws, from the date such option is granted.



     On March 5, 1996, the Board of Directors adopted an employee stock purchase plan (the "Stock Purchase Plan"), which was approved by the stockholders on May 10, 1996. A total of 300,000 shares of common stock (subject to adjustment for capital changes) in the aggregate may be granted under the Stock Purchase Plan. The Stock Purchase Plan is administered by the compensation committee. On May 31, 1996, approximately 560 union and non-union employees participated in the 1996 employee stock purchase plan. Under the plan, 137,000 shares were issued at a discount to employees at $11.26 for $160,000 cash and the balance in notes receivable of $1,383,000 which are payable over two years via payroll deduction. During 1996, 17,600 shares were returned to the plan as the result of refunds to the employees.



     On May 10, 1996, the shareholders approved a Nonqualified Stock Option Plan for Non-Employee Directors (the "Nonqualified Stock Option Plan") and a Stock Compensation Plan for Directors serving on the Compensation Committee (the "Stock Compensation Plan"). The total number of shares available for purchase under each plan is 50,000. Pursuant to the Nonqualified Stock Option Plan, two directors were granted options to purchase an aggregate of 4,000 shares in 1996 at an exercise price of $13.25. As of December 31, 1996, 3,103 shares were issued pursuant to the Stock Compensation Plan.

                          RIVIERA HOLDINGS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     The Company has adopted the disclosures-only provision of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the Stock Option Plan. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Had compensation cost for the Stock Option Plan been determined based on the fair value at the date of grant for awards consistent with the provisions of SFAS 123, the Company's net income and pro forma net income common share and common share equivalent would have been decreased to the pro forma amounts indicated below:



                                                                  YEARS ENDED DECEMBER 31,
                                                                ----------------------------
                                                                    1995            1996
                                                                ------------    ------------
                                                                   (IN THOUSANDS, EXCEPT
                                                                      PER SHARE DATA)
    Net income-as reported....................................     $6,344          $8,440
    Net income-pro forma......................................      6,289           8,380
    Net income per common and common share equivalent-as
      reported................................................     $ 1.26          $ 1.63
    Net income per common and common share equivalent-pro
      forma...................................................     $ 1.25          $ 1.61



12.  SUBSEQUENT EVENT (UNAUDITED)



     On March 4, 1997, the Company entered into a letter of intent with Eagle Gaming, L.P. ("Eagle") to form a joint venture, Riviera Black Hawk, LLC ("RBL"), to develop a casino (the "Project") in the Black Hawk/Central City, Colorado gaming market for approximately $55 million, subject to satisfaction of a number of conditions. The Company will manage the Project for a management fee based upon the gross revenue and EBITDA of the Project. The Company will initially have an approximately 80% equity interest and Eagle an approximately 20% equity interest in the joint venture. Eagle has the option, prior to the Company being licensed by the Colorado gaming authorities, to acquire up to 29.9% of additional equity interest in the Project from the Company at the Company's cost. If Project costs exceed the approximately $55 million preliminary estimate, the Company and Eagle will be required to bear their respective pro-rata share of increased costs or their respective equity interests will be adjusted. In addition, the Company has committed to provide a completion guaranty for up to $5.0 million.

                       [PHOTOGRAPHS OF THE RIVIERA SHOWS]

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE AND REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
The Riviera History...................   11
Use of Proceeds.......................   11
Price Range of Common Stock...........   12
Dividend Policy.......................   12
Capitalization........................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   21
Management............................   40
Principal and Selling Shareholders....   47
Certain Relationships and Related
  Transactions........................   48
Description of Capitalization.........   49
Underwriting..........................   53
Legal Matters.........................   54
Experts...............................   54
Available Information.................   54
Index to Financial Statements.........  F-1


======================================================


======================================================

                                3,000,000 SHARES

                                      LOGO
                                  COMMON STOCK

                                ----------------
                                   PROSPECTUS
                                ----------------

                         LADENBURG THALMANN & CO. INC.

                        RAYMOND JAMES & ASSOCIATES, INC.

                                            , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an itemized statement of all fees and expenses in connection with the distribution of the securities being registered pursuant to this Registration Statement, all of which fees and expenses will be paid by the Registrant:


    Securities and Exchange Commission registration fee...................  $ 17,845.00
    National Association of Securities Dealers, Inc. fee..................     5,675.00
    American Stock Exchange listing fee...................................    17,500.00
    Printing..............................................................    75,000.00*
    Accountants' fees and expenses........................................    75,000.00*
    Legal fees and expenses...............................................   375,000.00*
    Miscellaneous.........................................................    33,980.00*
                                                                            -----------
              Total.......................................................  $600,000.00*
                                                                            ============


---------------
* Estimates.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Nevada law provides that Nevada corporations may include within their articles of incorporation provisions eliminating or limiting the personal liability of their directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve intentional misconduct, fraud, a knowing violation of law or payment of dividends in violation of the Nevada statutes. Nevada law also allows Nevada corporations to include in their articles of incorporation or bylaws provisions to the effect that expenses of officers and directors incurred in defending a civil or criminal action must be paid by the corporation as they are incurred, subject to an undertaking on behalf of the director or officer that he or she will repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

     Nevada law provides that Nevada corporations may eliminate or limit the personal liability of its directors and officers. This means that the articles of incorporation could state a dollar maximum for which directors would be liable, either individually or collectively, rather than eliminating liability to the full extent permitted by the law.

     The Articles of the Registrant provide that a director or officer of the Registrant shall not be personally liable to the Registrant or its shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distributions in violation of NRS 78.300. In addition, NRS 78.751 and Article VII of the Bylaws of the Registrant, under certain circumstances, provide for the indemnification of the officers and directors of the Registrant against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is set forth in the following paragraph, but such summary is qualified in its entirety by reference to Article VII of the Bylaws of the Registrant.

     In general, any director or officer of the Registrant (an "Indemnitee") who was or is a party to, or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action or suit (including without limitation an action, suit or proceeding by or in the right of the Registrant), whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that the Indemnitee is or was a director or officer of the Registrant or is or was serving in any capacity at the request of the Registrant as a director, officer, employee, agent, partner or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust or other enterprise shall be indemnified and held harmless by the Registrant for actions taken by the Indemnitee and for all omissions to the full extent permitted by Nevada law against all expense, liability and loss (including without limitation attorneys' fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding. The rights to indemnification specifically include the right to reimbursement from the Registrant for all reasonable costs and expenses incurred in connection with the Proceeding and indemnification continues as to an Indemnitee who has ceased to be a director or officer. The Board of Directors may include employees and other persons as though they were Indemnitees. The rights to indemnification are not exclusive of any other rights that any person may have by law, agreement or otherwise.

     The Bylaws also provide that the Registrant may purchase and maintain insurance or make other financial arrangements on behalf of any person who otherwise qualifies as an Indemnitee under the foregoing provisions. Other financial arrangements to assist the Indemnitee are also permitted, such as the creation of a trust fund, the establishment of a program of self-insurance, the securing of the Registrant's obligation of indemnification by granting a security interest or other lien on any assets (including cash) of the Registrant and the establishment of a letter of credit, guarantee or surety.

     The Registrant and ROC have entered into agreements with each of their respective directors, executive officers and significant employees providing for indemnification by the Registrant and ROC of each of them to the extent permitted by the Articles of Incorporation and the Bylaws.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On the Effective Date, the Registrant issued an aggregate of 120,000 shares of Common Stock to the holders of Riviera Notes and an aggregate of $100,000,000 principal amount of First Mortgage Notes to the holders of Riviera Notes. The distribution of the Common Stock and the First Mortgage Notes was pursuant to the Plan and was exempt from the registration requirements of the Securities Act and state laws pursuant to Section 1145 of the Bankruptcy Code.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

     The following exhibits are filed herewith:

EXHIBIT
NUMBER                                       DESCRIPTION
-------                                      -----------
 1.1**    Underwriting Agreement
 2.1*     Second Amended Joint Plan of Reorganization dated January 8, 1993 (see Exhibit 2.1 to Form 10, Commission File No. 0-21430)
 2.2*     Order Confirming Second Amended Joint Plan of Reorganization, entered March 25,
          1993 (see Exhibit T3E-1 to Form T-3, Commission File No. 22-24540)
 2.3*     Modified and Restated Second Amended Joint Plan of Reorganization, dated June 2,
          1993 (see Exhibit 2.3 to Form 10, Commission File No. 0-21430)
 2.4*     Order Confirming Modified and Restated Second Amended Joint Plan of
          Reorganization, entered June 4, 1993 (see Exhibit 2.4 to Form 10, Commission File
          No. 0-21430)
 3.1*     Second Amended and Restated Articles of Incorporation of the Registrant filed May
          10, 1996 (see Exhibit 4.1 to the Registration Statement on Form S-8 filed with the
          Commission May 13, 1996)

EXHIBIT
NUMBER                                       DESCRIPTION
-------                                      -----------
 3.2*     Bylaws of the Registrant (see Exhibit 3.2 to the Registration Statement on Form
          S-1 filed with the Commission on August 11, 1993)
 4.1*     Equity Registration Rights Agreement, dated June 30, 1993, among the Registrant and the Holders of Registrable Shares (see Exhibit 10.9 to the Registration
          Statement filed with the Commission on August 11, 1993)
 5**      Opinion of Dechert Price & Rhoads regarding validity of the Common Stock
10.1*     Lease Agreement between Riviera, Inc. and Mardi Gras Food Court, Inc. dated April
          1, 1990 (see Exhibit 10.1 to the Registration Statement on Form 10, Commission
          File No. 0-21430)
10.2*     Amendment to Lease Agreement between Riviera, Inc. and Mardi Gras Food Court, Inc.
          dated April 1, 1990 (see Exhibit 10.2 to the Registration Statement on Form S-1
          filed with the Commission on August 11, 1993)
10.3*     Amendment dated February 19, 1995 to Lease Agreement between Riviera, Inc. and
          Mardi Gras Food Court, Inc. (see Exhibit 10.28 to Form 10-K filed with the
          Commission on March 23, 1995)
10.4*     Lease Agreement between Riviera, Inc. and Leroy's Horse and Sports Place (see
          Exhibit 10.3 to the Registration Statement on Form 10, Commission File No.
          0-21430)
10.5*     Indemnity Agreement, dated June 30, 1993, from Riviera, Inc. and Meshulam Riklis in favor of the Registrant and Riviera Operating Corporation (see Exhibit 10.7 to
          the Registration Statement filed with the Commission on August 11, 1993)
10.6*     Indemnity Agreement, dated June 30, 1993, from the Registrant in favor of IBJ
          Schroder Bank & Trust Company (see Exhibit 10.8 to the Registration Statement
          filed with the Commission on August 11, 1993)
10.7*     The Registrant's Class 12 Non-Negotiable Unsecured Promissory Note (see Exhibit
          10.13 to the Registration Statement filed with the Commission on August 11, 1993)
10.8*     The Registrant's Class 13/14 Unsecured Promissory Note (see Exhibit 10.14 to the
          Registration Statement filed with the Commission on August 11, 1993)
10.9*     Operating Agreement, dated June 30, 1993, between the Registrant and Riviera
          Operating Corporation (see Exhibit 10.15 to the Registration Statement filed with the Commission on August 11, 1993)
10.10*    Adoption Agreement regarding Profit Sharing and 401(k) Plans of the Registrant
          (see Exhibit 10.16 to this Registration Statement filed with the Commission on
          August 11, 1993)
10.11*    Howard Johnson & Company Regional Defined Contribution Plan, dated March 16, 1990
          (adopted by the Registrant pursuant to the Adoption Agreement filed as Exhibit
          10.17 to this Registration Statement filed with the Commission on August 11, 1993)
10.12*    Form of Termination Fee Agreement (see Exhibit 10.20 to the Registration Statement
          on Form 10, Commission File No. 0-21430)
10.13*    Restricted Account Agreement, dated June 30, 1993, among Riviera Operating
          Corporation, IBJ Schroder Bank & Trust Company and Bank of America Nevada (see
          Exhibit 10.22 to this Registration Statement filed with the Commission on August
          11, 1993)
10.14*    Disbursement Agreement, dated June 30, 1993, between the Registrant and IBJ
          Schroder Bank & Trust Company (see Exhibit 10.23 to this Registration Statement filed with the Commission on August 11, 1993)

EXHIBIT
NUMBER                                       DESCRIPTION
-------                                      -----------
10.15*    Tax Sharing Agreement between the Registrant and Riviera Operating Corporation dated June 30, 1993 (see Exhibit 10.24 to Amendment No. 1 to this Registration
          Statement filed with the Commission on August 19, 1993)
10.16*    The Registrant's 1993 Stock Option Plan (see Exhibit 10.25 to Amendment No. 1 to
          this Registration Statement filed with the Commission on August 19, 1993)
10.17*    The Registrant's Stock Purchase Plan (see Exhibit 4.5 to the Registration
          Statement on Form S-8 filed with the Commission on May 13, 1996)
10.18*    The Registrant's Nonqualified Stock Option Plan for Non-Employee Directors (see
          Exhibit 4.6 to the Registration Statement on Form S-8 filed with the Commission on
          May 13, 1996)
10.19*    The Registrant's Stock Compensation Plan for Directors Serving on the Compensation
          Committee (see Exhibit 4.7 to the Registration Statement on Form S-8 filed with the Commission on May 13, 1996)
10.20*    Form of Stay Bonus Agreement (see Exhibit 10.27 to Form 10-Q filed with the
          Commission on November 9, 1994)
10.21*    Amendment dated September 30, 1994, to Employment Agreement between Riviera, Inc.
          and William L. Westerman. (see Exhibit 10.29 to Form 10-K filed with the
          Commission on March 23, 1995)
10.22*    Management Agreement by and between Elsinore Corporation, Four Queens, Inc. and
          Riviera Gaming Management Corp. -- Elsinore. (see Exhibit 10.30 to Form 10-K filed with the Commission on March 10, 1997)
10.23*    Indenture, dated June 30, 1993, among the Registrant, Riviera Operating
          Corporation and IBJ Schroder Bank & Trust Company (see Exhibit 4.1 to the
          Registration Statement on Form S-1 filed with the Commission on August 11, 1993)
10.24*    First Supplemental Indenture, dated June 30, 1993, among the Registrant, Riviera
          Operating Corporation and IBJ Schroder Bank & Trust Company (see Exhibit 4.2 to
          the Registration Statement on Form S-1 filed with the Commission on August 11,
          1993)
10.25*    First Amendment to First Supplemental Indenture entered into by the Registrant,
          Riviera Operating Corporation and IBJ Schroder Bank & Trust Company dated as of
          September 8, 1995 (See Exhibit 4.11 to Post-effective Amendment No. 3 to the
          Registration Statement on Form S-1 filed with the Commission on July 3, 1996)
10.26*    Employment Agreement dated as of November 21, 1996 by and between the Registrant,
          Riviera Operating Corporation and William L. Westerman (see Exhibit 10.31 to Form
          10-K filed with the Commission on March 10, 1997)
10.27*    Revolving Line of Credit Loan Agreement dated February 28, 1997 by and between the
          Registrant, Riviera Operating Corporation and U.S. Bank of Nevada (see Exhibit
          10.32 to Form 10-K filed with the Commission on March 10, 1997)
10.28*    Letter of Intent dated March 4, 1997 between the Registrant and Eagle Gaming, L.P.
          (see Exhibit 10.33 to Form 10-K filed with the Commission on March 10, 1997)
21**      Subsidiaries of the Registrant
23.1      Consent of Deloitte & Touche LLP


---------------
 * Previously filed with the Commission with the Company's Registration Statement on Form S-1 or as otherwise indicated.

** To be filed by amendment.

     (b) Financial Statement Schedules

     No financial statement schedules have been filed herewith since they are either not required, are not applicable, or the required information is shown in the consolidated financial statements or related notes.

ITEM 17.  UNDERTAKINGS

     a. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     b. The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas,
State of Nevada, on             , 1997.


                                          RIVIERA HOLDINGS CORPORATION

                                          By:    /s/ WILLIAM L. WESTERMAN

                                             -----------------------------------
                                                    William L. Westerman
                                                 Chief Executive Officer and
                                                          President
                                                (principal executive officer)

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                  SIGNATURE                                TITLE                    DATE
---------------------------------------------  ------------------------------  --------------

          /s/ WILLIAM L. WESTERMAN             Chairman of the Board, Chief    March 10, 1997
---------------------------------------------    Executive Officer and
            William L. Westerman                 President

             /s/ DUANE R. KROHN                Treasurer (principal financial  March 10, 1997
---------------------------------------------    and accounting officer)
               Duane R. Krohn

                      *                        Director                        March 10, 1997
---------------------------------------------
              Robert R. Barengo

                      *                        Director                        March 10, 1997
---------------------------------------------
              William Friedman

                      *                        Director                        March 10, 1997
---------------------------------------------
             Philip P. Hannifin



* By: /s/      DUANE R. KROHN
      --------------------------------


               Duane R. Krohn
              Attorney-in-Fact

                                 EXHIBITS INDEX



EXHIBIT
NUMBER                                  DESCRIPTION                                   PAGE
-------                                 -----------                                   ----
 1.1**    Underwriting Agreement
 2.1*     Second Amended Joint Plan of Reorganization dated January 8, 1993 (see
          Exhibit 2.1 to Form 10, Commission File No. 0-21430)
 2.2*     Order Confirming Second Amended Joint Plan of Reorganization, entered
          March 25, 1993 (see Exhibit T3E-1 to Form T-3, Commission File No.
          22-24540)
 2.3*     Modified and Restated Second Amended Joint Plan of Reorganization,
          dated June 2, 1993 (see Exhibit 2.3 to Form 10, Commission File No.
          0-21430)
 2.4*     Order Confirming Modified and Restated Second Amended Joint Plan of
          Reorganization, entered June 4, 1993 (see Exhibit 2.4 to Form 10,
          Commission File No. 0-21430)
 3.1*     Second Amended and Restated Articles of Incorporation of the Registrant
          filed May 10, 1996 (see Exhibit 4.1 to the Registration Statement on
          Form S-8 filed with the Commission May 13, 1996)
 3.2*     Bylaws of the Registrant (see Exhibit 3.2 to the Registration Statement
          on Form S-1 filed with the Commission on August 11, 1993)
 4.1*     Equity Registration Rights Agreement, dated June 30, 1993, among the
          Registrant and the Holders of Registrable Shares (see Exhibit 10.9 to
          the Registration Statement filed with the Commission on August 11,
          1993)
 5**      Opinion of Dechert Price & Rhoads regarding validity of the Common
          Stock
10.1*     Lease Agreement between Riviera, Inc. and Mardi Gras Food Court, Inc.
          dated April 1, 1990 (see Exhibit 10.1 to the Registration Statement on
          Form 10, Commission File No. 0-21430)
10.2*     Amendment to Lease Agreement between Riviera, Inc. and Mardi Gras Food
          Court, Inc. dated April 1, 1990 (see Exhibit 10.2 to the Registration
          Statement on Form S-1 filed with the Commission on August 11, 1993)
10.3*     Amendment dated February 19, 1995 to Lease Agreement between Riviera,
          Inc. and Mardi Gras Food Court, Inc. (see Exhibit 10.28 to Form 10-K
          filed with the Commission on March 23, 1995)
10.4*     Lease Agreement between Riviera, Inc. and Leroy's Horse and Sports
          Place (see Exhibit 10.3 to the Registration Statement on Form 10,
          Commission File No. 0-21430)
10.5*     Indemnity Agreement, dated June 30, 1993, from Riviera, Inc. and
          Meshulam Riklis in favor of the Registrant and Riviera Operating
          Corporation (see Exhibit 10.7 to the Registration Statement filed with the Commission on August 11, 1993)
10.6*     Indemnity Agreement, dated June 30, 1993, from the Registrant in favor of IBJ Schroder Bank & Trust Company (see Exhibit 10.8 to the
          Registration Statement filed with the Commission on August 11, 1993)
10.7*     The Registrant's Class 12 Non-Negotiable Unsecured Promissory Note (see
          Exhibit 10.13 to the Registration Statement filed with the Commission on August 11, 1993)
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


EXHIBIT
NUMBER                                  DESCRIPTION                                   PAGE
-------                                 -----------                                   ----
10.8*     The Registrant's Class 13/14 Unsecured Promissory Note (see Exhibit
          10.14 to the Registration Statement filed with the Commission on August
          11, 1993)
10.9*     Operating Agreement, dated June 30, 1993, between the Registrant and
          Riviera Operating Corporation (see Exhibit 10.15 to the Registration
          Statement filed with the Commission on August 11, 1993)
10.10*    Adoption Agreement regarding Profit Sharing and 401(k) Plans of the
          Registrant (see Exhibit 10.16 to this Registration Statement filed with the Commission on August 11, 1993)
10.11*    Howard Johnson & Company Regional Defined Contribution Plan, dated
          March 16, 1990 (adopted by the Registrant pursuant to the Adoption
          Agreement filed as Exhibit 10.17 to this Registration Statement filed with the Commission on August 11, 1993)
10.12*    Form of Termination Fee Agreement (see Exhibit 10.20 to the
          Registration Statement on Form 10, Commission File No. 0-21430)
10.13*    Restricted Account Agreement, dated June 30, 1993, among Riviera
          Operating Corporation, IBJ Schroder Bank & Trust Company and Bank of
          America Nevada (see Exhibit 10.22 to this Registration Statement filed with the Commission on August 11, 1993)
10.14*    Disbursement Agreement, dated June 30, 1993, between the Registrant and
          IBJ Schroder Bank & Trust Company (see Exhibit 10.23 to this
          Registration Statement filed with the Commission on August 11, 1993)
10.15*    Tax Sharing Agreement between the Registrant and Riviera Operating
          Corporation dated June 30, 1993 (see Exhibit 10.24 to Amendment No. 1 to this Registration Statement filed with the Commission on August 19,
          1993)
10.16*    The Registrant's 1993 Stock Option Plan (see Exhibit 10.25 to Amendment
          No. 1 to this Registration Statement filed with the Commission on
          August 19, 1993)
10.17*    The Registrant's Stock Purchase Plan (see Exhibit 4.5 to the
          Registration Statement on Form S-8 filed with the Commission on May 13,
          1996)
10.18*    The Registrant's Nonqualified Stock Option Plan for Non-Employee
          Directors (see Exhibit 4.6 to the Registration Statement on Form S-8
          filed with the Commission on May 13, 1996)
10.19*    The Registrant's Stock Compensation Plan for Directors Serving on the
          Compensation Committee (see Exhibit 4.7 to the Registration Statement
          on Form S-8 filed with the Commission on May 13, 1996)
10.20*    Form of Stay Bonus Agreement (see Exhibit 10.27 to Form 10-Q filed with the Commission on November 9, 1994)
10.21*    Amendment dated September 30, 1994, to Employment Agreement between
          Riviera, Inc. and William L. Westerman. (see Exhibit 10.29 to Form 10-K
          filed with the Commission on March 23, 1995)
10.22**   Form of Management Agreement for the Four Queens Hotel & Casino
10.23*    Indenture, dated June 30, 1993, among the Registrant, Riviera Operating
          Corporation and IBJ Schroder Bank & Trust Company (see Exhibit 4.1 to
          the Registration Statement on Form S-1 filed with the Commission on
          August 11, 1993)

EXHIBIT
NUMBER                                  DESCRIPTION                                   PAGE
-------                                 -----------                                   ----
10.24*    First Supplemental Indenture, dated June 30, 1993, among the
          Registrant, Riviera Operating Corporation and IBJ Schroder Bank & Trust
          Company (see Exhibit 4.2 to the Registration Statement on Form S-1
          filed with the Commission on August 11, 1993)
10.25*    First Amendment to First Supplemental Indenture entered into by the
          Registrant, Riviera Operating Corporation and IBJ Schroder Bank & Trust
          Company dated as of September 8, 1995 (See Exhibit 4.11 to
          Post-effective Amendment No. 3 to the Registration Statement on Form
          S-1 filed with the Commission on July 3, 1996)
10.26**   Amended and Restated Employment Agreement between Riviera, Inc. and
          William L. Westerman
10.27**   Revolving Line of Credit Loan Agreement by and between the Registrant,
          Riviera Operating Corporation and U.S. Bank of Nevada
10.28**   Letter of Intent between the Registrant and Eagle Gaming, L.P.
21**      Subsidiaries of the Registrant
23.1      Consent of Deloitte & Touche LLP


---------------

 * Previously filed with the Commission with the Company's Registration Statement on Form S-1 or as otherwise indicated.



** To be filed by amendment.